12 (g)3-2(b)

Открытое Акционерное общество

"ТЮМЕНЬТЕЛЕКОМ"

625000, г. Тюмень,
ул. Республики 56, тел. (+7 3452) 46-42-00,
Факс (+7 3452) 45-10-40, телетайп 235166 "Связь",

02015138

"_10_"__December______2001 г.

The U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

82-4635

SUPPL

02 FEB 13 AM 8:20

Re: Exemption №: 82-4535

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(I)(iii), please find enclosed:

- the Annual Reports of OJSC Tyumentelecom for 2000;
- the Charter of OJSC Tyumentelecom;
- the Quarterly report of the securities emitter for III quarter 2001;
- the List of affiliated persons of OJSC Tyumentelecom;
- the Information on the registrar;
- the Considerable facts (events, actions) that took place during 2001;
- the Minutes № 7 of OJSC Tyumentelecom meeting of shareholders;
- the Minutes № 8 extraordinary meeting of shareholders of OJSC Tyumentelecom;
- the Letters to shareholders of OJSC Tyumentelecom;
- the Conclusion of OJSC Tyumentelecom Revision Commission for 2000;
- the Merger agreement;
- the Inventory sheet of OJSC Tyumentelecom;
- the Presentation to shareholders;
- the Financial statements of OJSC Tyumentelecom.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number: 333-7648 which was declared effective by the SEC on 10/22/97.

Sincerely,

OJSC "Tyumentelecom"
General Director
N.F. Levin

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

02 FEB 13 AM 8:29

THE CHARTER
Open Joint Stock Company
"TYUMENTELECOM"

REGISTERED BY:

The order of the Chairman
of Tyumen City
Registration Chamber
Under ref. № 2086 dated 07.08.2001
Mrs. R.G. Shilkova

APPROVED BY:

Resolution of the general meeting
of shareholders held on 27.06.2001

THE CHARTER
OPEN JOINT STOCK COMPANY
"TYUMENTELECOM"

Open joint stock company "Tyumentelecom" is established in accordance with the Decree of the President of the Russian Federation of July 1st 1992 № 721 "On organisation measures on reform of state enterprises, voluntary re-organisation of state enterprises into joint stock companies" and in accordance with the Resolution of the Russian government of December 22nd 1992 № 1003 "On privatisation of communication enterprises. Open joint stock company "Tyumentelecom" is registered by the Resolution of the Administration Head of the Central district of Tyumen city №443 of 23.05.94.

New edition of the Charter is approved in order to follow the requirement of the Federal law "On joint stock companies".

Article 1. COMPANY NAME AND LOCATION

1.1. Complete name of the company – Open joint stock company "Tyumentelecom". Shortened name - OJSC "Tyumentelecom".

1.2. Company location and postal address – Russian Federation, 625000, Tyumen city, Respubliki St., 56

Article 2. COMPANY LEGAL STATE

2.1. The company is a legal person. It has its own property accounted on an independent balance. On its own behalf the company may purchase and sell property and personal rights for intangible property, fulfil obligations, be a plaintiff and defendant in the court of laws. The company obtains rights and obligation of a legal person from the date of its registration. The company has its own stamp with its name, symbol, and bank accounts in roubles and hard currency.

2.2. The founder of the Company if Tyumen Regional Committee on state property management.

2.3. The Company is liable for its obligations by its property in integrity.

The Company is not liable for the obligations of its shareholders.

2.4. The shareholders are not liable for the obligations of the Company and incur risk of damages connected with Company's activity with the limits of the cost of shares belonging to the shareholders.

2.5. The Company is the successor of the state enterprise of communication and information "Rossviazinform" regarding rights and obligations existing at the moment of company re-organisation.

2.6. The company may create branches and open representations in accordance with effective laws.

2.7. A branch or a representation is not a legal person. It operates on the basis of regulations set out by the Company.

The branches are endowed with property by the Company. This property is accounted on a separate balance and on the balance of the Company.

2.8. A branch or a representation carries out activity on behalf of the Company. The Company is liable for the activity of its branches.

2.9. The Company may create daughter companies and dependent companies with the rights of legal persons on the territory of the Russian Federation and beyond in accordance with the effective laws.

2.10. Information on changes of Company's charter connected with changes of information on its branches and representations is submitted to state registration bodies. Changes of Company's charter come into effect for the third persons from the moment of notification.

Article 3. PURPOSE AND SUBJECT OF COMPANY ACTIVITY

3.1. The main purpose of Company activity is satisfaction of demands of the population, state bodies of power and management, defence, safety and law, other business subjects and legal persons for communication services and profit making.

3.2. The subject of activity of the joint stock company is satisfaction of need of the population, state bodies of power and management, defence, safety and law, business subjects and legal persons in electric communication services (services of local, long distance and international telephone communications; telegraph services; data transmission and telematic services; leasing on physical chains and channels of communication including broadcasting channels; services of sound broadcasting using wire and on-air networks; cellular radiotelephone services, services of personal radio call. The subject of activity of the Company is also a commerce and electric appliance repair.

3.3. The Company has civil rights. It is liable for any type of activity not prohibited by the Federal laws.

3.4. The Company can perform certain types of activity defined by the Federal laws only on the basis of a special permission (license).

Article 4. CHARTER CAPITAL. SECURITIES OF THE COMPANY

4.1. The Charter capital of the Company is composed of the nominal cost of company shares purchased by the shareholders. It makes 358 982 thousand Roubles.

4.2. The Company issued and placed the following types of:

1) Preference shares - 8974600 pieces (Eight million nine hundred seventy four thousand six hundred);

2) Ordinary shares - 26923600 pieces (Twenty six million nine hundred twenty three thousand six hundred).

Nominal cost of a share is 10 (Ten) Roubles.

4.3. The Charter capital of the Company can be increased by increase of nominal cost of all placed shares, or shares of certain category (type), or by placement of additional shares. Decision on increase of Company's charter capital by increase of nominal cost of shares as well as by placement of additional shares is adopted by the Board of directors unanimously.

4.4. Additional shares can be placed by the Company only within the limits of the number of declared shares as defined by the Charter. The ultimate number of declared ordinary shares is 17949100 pieces with the nominal of 10 roubles.

4.5. The Charter capital of the Company can be decreased by decrease of nominal cost of both all placed shares and shares of certain category (type), or by purchase and redemption of a part of placed shares of both all types and certain categories (types).

4.6. General meeting of shareholders adopts a decision on decrease of Company's charter capital by decrease of nominal cost of the shares or by purchase of a part of shares in order to decrease their total number and a decision on corresponding amendments of the Charter.

4.7. The Company notifies its creditors about decrease of the charter capital by writing not later than 30 days from the date of adoption of corresponding decision. Not later than 30 days after receipt of notification on decrease of the Company charter capital the creditors have the right to demand the Company to cease or fulfil its obligations ahead of schedule and to indemnify associated losses.

4.8. The shares, purchased by the Company on the basis of decision adopted at the general meeting of shareholders on decrease of Company's charter capital by purchase of shares in order to decrease their total number, are repaid when purchased.

4.9. The Company is entitled to purchase its placed shares upon decision of the general meeting of shareholders to decrease the Company's Charter capital by purchase of a part of placed shares in order to decrease their total quantity.

4.10. The Company is entitled to purchase its placed shares upon decision of the Company's Board of Directors.

The Board of Directors may not adopt a decision on repurchase of shares if the nominal cost of shares in circulation is less than 90% of the Charter capital of the Company.

Shares purchased by the Company have no right of vote. They are not taken into account in calculation of votes. They are not subject to calculation of dividends. Such shares should sold not later than within 1 year from the date of their purchase.

4.11. The Company is entitled to place shares at the cost lower than the market cost in the following cases:

- Placement of additional ordinary shares to the shareholders having Company's ordinary shares in case of privileged rights of shareholders;

- Purchase of such shares at the price which cannot be 90% lower of their market price;

- Placement of additional ordinary shares through a middle man at the price which cannot be lower than their market price more than middle man's reward set in per cent to the price of such shares.

4.12. The Company is not entitled to purchase its placed ordinary shares in the following cases:

- Before full payment of the whole charter capital;

- If at the moment of shares purchase the Company is insolvent (bankrupt) in accordance with the legal acts of the Russian Federation on insolvency (bankruptcy) of companies, or if the signs of insolvency (bankruptcy) appear as result of purchase of these shares;

- If at the moment of shares purchase the cost of Company's net assets is less than its Charter capital, reserve fund and excess over the nominal cost of placed preference shares liquidation cost, or becomes less than their cost as result of shares purchase.

4.13. The Company is not entitled to purchase its placed preference shares in the following cases:

- Until full payment of all the Charter capital of the Company;

- if at the moment of shares purchase the Company is insolvent (bankrupt) in accordance with the legal acts of the Russian Federation on insolvency (bankruptcy) of companies, or if the signs of insolvency (bankruptcy) appear as result of purchase of these shares;

- If at the moment of shares purchase the cost of Company's net assets is less than its Charter capital, reserve fund and excess over the nominal cost of placed preference shares liquidation cost, whose holders have privileges in the order of getting liquidation cost compared to the holders of preference shares subject to purchase, or it becomes less than their cost as result of shares purchase.

4.14. The Company is entitled to place bonds and other securities as stated in the legal acts of the Russian Federation.

A bond should have nominal cost. The nominal cost of all issues bonds should not exceed the amount of the Charter capital of the Company, or the amount of assurance provided to the Company by the third persons for the purpose of bond issue. Issue of Company's bonds is allowed after complete payment of the Charter capital of the Company.

4.15. The Company is entitled to issue bonds secured by the pawning of certain property of the Company, or bonds against security, provided to the Company for the purpose of bond issue by the third persons, and unsecured bonds.

4.16. Issue of unsecured bonds is allowed not earlier than after three years of Company existence and under condition of corresponding approval of two annual balance sheets of the Company.

Article 5. REGISTER OF SHAREHOLDERS

5.1. The Company is obliged to provide keeping and storage of the register of its shareholders. It is obligatory to mention the following data in the register: shares number and type, date of purchase, name and location (address) of a shareholder, buying price of shares.

The Company entrusts keeping and storage of the register of shareholders to a specialised registrar hired by contract concluded with the Board of directors.

The Company is not free of responsibility for register keeping and storage even after entrusting it to a specialised registrar.

5.2. A record is made in the register upon requirement of a shareholder or a nominal holder of shares not later than three days after the moment of submitting papers as required by the legal acts of the Russian Federation.

5.3. Upon demand of a shareholder or a nominal holder of shares the registrar is obliged to confirm their rights for shares by providing an extract from the register of shareholders. The extract is not a security.

Article 6. RIGHT AND LIABILITIES OF SHAREHOLDERS

6.1. Every holder of preference and ordinary shares is entitled to:

- To attend meetings of shareholders personally or through plenipotentiary representatives and to make proposals for consideration according to the present Charter;

- To freely assign its shares;

- To receive a share of net profit (dividends) subject to distribution among shareholders according to procedure described in the present Charter, depending on the category (type) of its shares;

- To receive a share of value of Company's property (liquidation cost), left after Company liquidation, proportional to the number of shares of corresponding category (type);

- To have free access to the documents of the Company as described in the Charter and to get their copies against payment;

- To transfer all rights or a part of rights, provided by a share of corresponding category (type), to its representative (representatives) on the basis of a letter of attorney;

- To apply to the court of laws with suits;

- To exercise other rights as described in the present Charter, legislation and resolutions of the general meetings of shareholders adopted according to its competence;

- In case the Company places voting shares by open subscription with payment in cash, the holders of voting shares of the Company have privileged rights of purchase of these securities in the quantity proportional to the number of their voting shares of the Company.

6.2. Every ordinary share of the Company provides equal rights to its holders.

6.3. The holders of Company ordinary shares may take part in general meetings of shareholders with the right of vote regarding all items in the competence of the meeting. They also have the right to receive dividends and a part of Company's property in case of Company's liquidation.

6.4. The rights of holders of preference shares:

The holders of preference shares have the right to receive annual fixed dividend. The total amount paid as dividend per each preference share is set as 10% of the net profit of the Company upon results of the last financial year, divided by the number of shares making 25% of the Charter capital of the Company. If the amount of dividends paid per each ordinary share in a certain year exceeds the amount to be paid as

dividends per each preference share, then the amount of the latter should be increased and equal to the amount paid per ordinary shares.

Holders of preference shares have the right to receive dividends equal to the dividends paid per ordinary shares if the amount of dividends per preference shares is not defined.

Dividends are paid to the holders of preference and ordinary shares during the financial year when the decision on payment dividends was adopted by the general meeting of shareholders. The list of persons having right to get annual dividends includes shareholders and nominal holders of shares listed in the register of shareholders at the date of drawing the list of persons entitled to take part in the general meeting of shareholders.

The holders of preference shares attend to general meetings of shareholders with the right of vote regarding decisions on re-organisation and liquidation of the Company. The holders of preference shares obtain the right of vote regarding decisions on amendments and additions of the Company Charter, limiting the rights of holders of this type of shares including cases of dividend definition or augmentation and (or) liquidation cost definition and augmentation paid per preference shares of the previous turn, as well as providing privileges to the holders of other types of preference shares regarding the turn of receiving dividends and (or) liquidation cost of shares.

The holders of preference shares have the right to receive nominal cost of their shares if the Company is liquidated.

6.5. The holders of voting shares have the right to demand the Company to repurchase all or part of their shares in the following cases:

- Re-organisation of the Company or conclusion of a big transaction as decided at the general meeting of shareholders, if they voted against re-organisation or conclusion of a big transaction, or did not take part in voting regarding these issues;

- Amendments and addition of the Company's charter or approval of a new edition of the Charter limiting their rights, if they voted against corresponding decision, or did not take part in voting.

6.6. The Company is obliged to inform shareholders on their right to demand their shares redemption, price and procedure of redemption.

Demands of shareholders on redemption of their shares should be submitted to the Company not later than within 45 days after the date of the general meeting when corresponding decision was adopted.

Within 30 days after expire of above-mentioned period the Company is obliged to repurchase the shares of the shareholders that submitted redemption demand.

The total amount of funds allocated by the Company for redemption of shares may not exceed 10% of the net assets cost as at the date of decision adoption.

Article 7. FUNDS AND ASSETS OF THE COMPANY

7.1. The Company creates a reserve fund amounting not less than 15% of the Charter capital.

The reserve fund of the Company is formed using obligatory annual deductions. The amount of annual deductions may not be less than 5% of the net profit until reaches the amount set by the Company Charter.

7.2. Reserve fund of the Company serves to cover Company's losses, as well as to repay bonds of the Company and to repay shares of the Company in case of absence of other means.

Reserve fund may not be used for other purposes.

7.3. The Company has a special fund to support purchase of shares by the employees of the Company. The means of this fund are used exclusively for purchase of shares sold by the shareholders of this Company and further placing to Company's employees.

7.4. The cost of net assets of the Company is evaluated according to the accounting data in the order established by the Ministry of Finance of the Russian Federation and Federal Commission on Securities and Stock Market under the Russian government.

Article 8. DIVIDENDS OF THE COMPANY

8.1. The Company is entitled to adopt decisions (to declare) on payment of share dividends every quarter, once every six months or once a year.

8.2. The dividends are paid from the net profit of the Company for current year. Preference share dividends may be paid on the account of a special fund designated for this purpose.

8.3. In order to pay dividends the Board of directors makes a list of persons entitled to receive dividends. The list of persons having right for annual dividends include shareholders and nominal holders of shares mentioned in the register of the Company on the day of drawing the list of persons having right to attend annual meeting of shareholders.

8.4. The date of dividend payment is defined at the general meeting of shareholders by decision on dividend payment. The date of intermediary dividend payment is defined by decision of the Board of directors on payment of intermediary dividends, but it may not be earlier than 30 days from adoption of such decision.

8.5. The Company is not entitled to adopt decision on dividend payment (declaration) per ordinary and preference shares if the amount of dividend is not defined. It is not entitled to adopt the decision on full dividend payment per all types of preference shares when the amount of dividend is defined by Company Charter.

8.6. The Company is not entitled to adopt decision on dividend payment (declaration) per preference shares of certain type when the amount of dividend is defined by Company Charter, if there's no decision on full dividend payment per all types of preference shares giving privilege in the turn of receiving dividends against preference shares of this type.

8.7. The general meeting of shareholders is entitled to adopt a decision on non-payment of dividends per shares of certain categories, as well as on incomplete dividend payment per preference shares if its amount is defined by the present Charter.

Article 9. GENERAL MEETING OF SHAREHOLDERS

9.1. The supreme management body of the Company is shareholders' meeting. The Company holds annual general meeting of shareholders once a year. Annual general meeting of shareholders is held not earlier than two months in advance and not later than six months after the end of Company's financial year. The following decisions are taken at the annual general meeting of shareholders: election of Company's Board of directors, election of Company's revision commission, confirmation of Company's auditor, consideration of Company's annual report submitted by the Board of directors, consideration of balance sheet, statement of profits and losses and distribution of profits and losses of the Company.

Company's shareholders (shareholder) totally holding not less than 2% of Company's voting shares are entitled to make no more than 2 proposals into agenda of the annual general meeting of shareholders and to propose candidates into the Board of directors and Revision Commission of the Company. The number of proposed candidates may not exceed quantitative composition of these bodies. The proposals should be made not later than 45 days after the end of financial year of the Company.

General meetings of shareholders held apart from the annual meetings are considered extraordinary.

The right of participation in the general meeting of shareholders is exercised both in person and through a representative.

The list of shareholders entitled to participate in the general meeting is drawn on the basis of shareholders' register at the date set by the Board of directors of the Company. The date of drawing the list of shareholders entitled to participate in the general meeting may not be set before the date of adoption a decision on holding a general meeting of shareholders and 60 days before the date of the general meeting.

Communication on the general meeting of shareholders should contain the following:

- Name and address of the Company;

- Date, time and venue of the general meeting of shareholders;

- The date of drawing the list of shareholders entitled to participate in the general meeting of shareholders;

- Items of agenda of the general meeting of shareholders:

- Procedure of shareholders' familiarisation with information (materials) subject to presentation to the shareholders at the preparation stage for the general meeting of shareholders.

Notification on the general meeting of shareholders and its agenda should be published in "Tyumenskiye Izvestia" paper not later than 30 days before the meeting. The agenda may not be changed after notification.

Notifications on general meeting of shareholders and ballot-papers are sent to the holders of voting shares of the Company, living beyond the region, by registered mail not later than 30 days before its date; the votes represented by these ballot-papers and received by the Company not later than 2 days before the date of the general meeting of shareholders are taken into account for identification of quorum and drawing results of voting.

9.2. Information (materials) subject to presentation to the shareholders at preparation stage of the general meeting of shareholders comprises annual report of the Company, conclusion of Revision Commission (inspector) and the Auditor of the Company according to results of annual inspection of financial and business activity of the Company, data on candidates into the Board of directors and Revision commission, draft of amendments and additions of the Company Charter or draft of new Company Charter.

9.3. Voting at the general meeting of shareholders on the items of agenda is implemented only with ballot-papers.

9.4. General meeting of shareholders fulfilled in person and by correspondence is competent (reaches a quorum) if at the end of participants registration the shareholders (their representatives) totally possessing more than a half of votes of placed voting shares of the Company are registered.

Resolution of the general meeting of shareholders adopted by voting by correspondence (interrogation) is valid if the shareholders (their representatives) totally possessing not less than a half of voting shares of the Company voted.

In case ballot-papers are sent to shareholders by registered mail or by courier the votes represented by these ballot-papers received by the Company not later than 2 days before the date of the general meeting of shareholders are taken into account for quorum identification and drawing results of voting.

If the quorum of general meeting of shareholders is not reached the Board of directors declares new date of general meeting of shareholders. Changes of new general meeting agenda are not accepted.

New general meeting convened instead the incompetent one is considered competent if at the end of participants registration the shareholders (their representatives) totally possessing not less than 30% of

votes of placed voting shares of the Company are registered. Notification on the new meeting of shareholders is made not later than 10 days before the date of the new meeting.

9.5. Shareholders' meeting is competent in the following issues:

1) Insertion of amendments and additions into the Company Charter or approval of a new edition of the Charter except for cases mentioned in item11.9 of the Charter;

2) Adoption of decision on Company re-organisation;

3) Adoption of decision on Company liquidation, appointment of liquidation commission and confirmation of liquidation balance sheets (intermediary and final);

4) Definition of quantitative composition of the Board of directors, election of its members and pre-term termination of their powers; definition of reward and compensation connected with performance of function of the Board members;

5) Definition of the ultimate amount of declared shares;

6) Adoption of decision on increase of Charter capital of the Company by increase of nominal cost of shares or by placing additional shares (in case there's no unanimous decision of the Board of directors regarding this issue);

7) Adoption of decision on decrease of the Charter capital of the Company by decrease of nominal cost of shares, purchase of shares by the Company in order to decrease their total quantity or by redemption of not fully paid shares, as well as by redemption of shares purchased or repurchased by the Company;

8) Appointment of Company's General director, pre-term termination of his power;

9) Election of the members of revision commission (inspector) of the Company and pre-term termination of their powers;

10) Confirmation of the Company's auditor;

11) Approval of annual reports, balance sheets, statements of profits and losses of the Company and distribution of its profits and losses;

12) Adoption of decision on non-application of privileged right of a shareholder to purchase company's shares or securities, converted into shares, placed by open subscription, paid in cash, as well as on the term of such decision validity;

13) Time-limits of the general meeting;

14) Election of the counting board;

15) Definition of type of information communication from the company to its shareholders including identification of publishing body in case the communication is published in mass media;

16) Adoption of decision on fraction and consolidation of Company's shares;

17) Adoption of decision on transactions with participation of interested persons possessing 20% or more of voting shares of the legal person being a party of the transaction, having a position in the governing bodies of the legal person being a party of the transaction or a participant as representative or mediator in the following cases:

- If the amount of payment related to the transaction and the cost of property being the subject of the transaction as defined according to the article 77 of the present Federal law exceeds 2% of company assets;

- If the transaction and (or) several linked transactions represent placement of company's voting shares or other securities converted into voting shares exceeds 2% of company's voting shares previously placed;

- If all members of the Board of directors of the company are recognised as interested persons but the majority of shareholders are not interested in the transaction.

18) Adoption of decision on big transaction connected with purchase and alienation of property by the company in cases:

- If the decision on big transaction, whose subject is property having the value from 25 to 50% of the company's assets balance cost as at the date of decision on such transaction, is not taken by the Board of directors unanimously;

- If the cost of property is 50% higher than the company's assets balance cost as at the date of decision on such transaction.

19) Placed shares purchase and redemption by the company;

20) Participation in holding companies, financial and industrial groups;

21) Approval of decision on annual dividend payment, confirmation of dividend amount, form and procedure of payment per each category and type of share on the basis of recommendation of the Board of directors;

22) Adoption of decisions on reimbursement of expenses on the account of the Company in case of convocation of an extraordinary meeting by the persons demanding meeting convocation;

23) Confirmation of statements regulating activities if the Board of directors and Revision commission of the Company.

9.6. Taking decisions on issues mentioned in items 1-5, 7-18, of point 9.5 is referred to exclusive competence of the general meeting of shareholders. Issues referred to exclusive competence of the general meeting of shareholders may not be transferred for decision of the executive body of the Company or the Board of directors.

9.7. The following persons have the right of vote at the general meeting of shareholders regarding issues put to the vote:

- Holders of ordinary shares of the Company;

- Holders of preference shares of the Company in cases described in Article 6 of the Company Charter.

A voting share of the Company is an ordinary or a preference share providing to its holder the right of vote in the process on adoption a decision on issues put to the vote.

Voting at the general meeting of shareholders is carried out following the principle "one voting share of the Company – one vote", excluding cases of cumulative voting at elections of the Board of directors of the Company.

9.8. Decisions on issues described in items 1, 2, 3, 5, 18 of point 9.5 requires consent of ¾ of voting share holders, taking part in the general meeting of shareholders.

9.9. Decision on issue described in item17 of point 9.5 is taken at the general meeting of shareholders in a majority vote of voting share holders not interested in the transaction.

9.10. Decisions on other issues are taken in a majority vote of voting share holders from the number shareholders taking part in the general meeting.

9.11. Decisions on issues described in items 2, 12, 15,17 –20 of point 9.5 is at the general meeting of shareholders only upon proposal of the Board of directors.

9.12. Decision of the general meeting of shareholders on issues described in items 4, 8, 9, 10, 11 of point 9.5 may not be taken by voting by correspondence (interrogation).

9.13. General meeting of shareholders is not entitled to consider and adopt decisions on issues not referred to its competence.

Article 10. EXTRAORDINARY MEETING OF SHAREHOLDERS

10.1. Extraordinary meeting of shareholders is held upon decision of the Board of directors of the Company upon its own initiative, demand of Company's revision commission (inspector), Company's Auditor and a shareholder (shareholders) holding not less than 10% of voting shares of the Company as of the date of demand.

10.2. Convocation of the extraordinary meeting of shareholders upon demand of Company's revision commission (inspector), Company's Auditor and a shareholder (shareholders) holding not less than 10% of voting shares of the Company is performed by the Board of directors of the Company not later than 45 days after getting a demand to hold extraordinary meeting of shareholders.

10.3. The demand on holding an extraordinary meeting of shareholders should contain issues to be included into its agenda and reasons for including them into agenda.

10.4. Resolution of the Board of directors of the Company on convocation of shareholders' extraordinary meeting or justified resolution on refusal to convene it is sent to the persons demanding its convocation not later than 3 days after adoption of decision.

Article 11. THE BOARD OF DIRECTORS. THE COMPETENCE OF THE BOARD OF DIRECTORS.

11.1. The Board of directors of the Company carries out general management of Company's activity excluding decisions of issues referred to exclusive competence of the general meeting of shareholders.

11.2. The member of the Board of directors are elected at the annual general meeting of shareholders for 1 year and can be re-elected unlimitedly.

A shareholder or a representative of shareholder (shareholders) being a physical person promoted as candidate for the Board of Directors by a shareholder (shareholders) of the Company and totally possessing not less than 2% of Company's voting shares may become a member of the Board of directors.

The Board of directors is composed of 7 persons elected by cumulative voting. In the process of cumulative voting each voting share of the Company corresponds to a number of votes equal to the total number of members of the Board of directors. A shareholder (a representative of shareholder) is entitled to give all votes for one candidate or to distribute the votes among several candidates to the Board of directors of the Company.

Candidates gained the highest number of votes are considered elected into the Board of directors of the Company.

11.3. In case the members of the Board of directors are elected by cumulative voting, the decision of the general meeting of shareholders on pre-term termination of their powers can be taken only regarding all members of the Board of directors.

11.4. The members of collective executive body (the Board) of the Company may not be a majority of the Board of directors. The person performing functions of individual executive body (the General director) may not be at the same time the Chairman of the Board of directors.

11.5. The Chairman of the Board of directors is elected from the members of the Board of directors in a majority vote.

The Board of directors is entitled to re-elect its Chairman at any time in a majority vote.

11.6. The Chairman of the Board of directors:

Organises the activity of the Board of directors;

Convenes meetings of the Board of directors or organises voting by correspondence;

Organises keeping the minutes of the meetings.

11.7. The Board of directors is entitled to appoint a deputy chairman of the Board of directors. In case the Chairman is absent his functions (including the right of signature) are performed by the deputy. In case the deputy chairman is absent his functions are performed by a member of the Board of directors upon decision of the Board of directors taken in a majority vote of members present at the meeting.

11.8. The competence of the Board of directors includes taking decision on the general management of Company's activity excluding issues referred to exclusive competence of the general meeting of shareholders.

11.9. Exclusive competence of the Board of directors includes the following issues:

1) Identification of priority directions of Company's activity;

2) Convocation of annual and extraordinary meetings of shareholders;

3) Approval of agenda of a general meeting;

4) Adoption of decision on increase of Charter capital of the Company by increase of nominal cost of shares or by placing additional shares within the limits of quantity and category (type) of declared shares (in case of unanimous decision of the Board of directors);

5) Definition of the date of compilation of the list of shareholders entitled to participate in the general meeting of shareholders;

identification of date, time and venue of the general meeting of shareholders,

identification of notification procedure to inform the shareholders about the meeting,

identification of the list of information (materials) provided to the shareholders on preparatory stage of the general meeting of shareholders,

identification of the form and text of ballot-papers.

6) Putting the following issues for discussion at the general meeting of shareholders:

- re-organisation of the Company,

- non-application of privileged rights of shareholders for purchase of Company's shares or securities converted into shares,

- definition of type of information communication from the company to its shareholders including identification of publishing body in case the communication is published in mass media,

- conclusion of transactions if the interested persons are:

interested in the transaction,

hold 20 and more per cent of voting shares of a legal person being a party of the transaction;

have a position in the management bodies of a legal person being a party of the transaction or participating in it as a representative or a mediator;

- conclusion of big transaction connected with purchase or alienation of property,

- purchase and redemption of placed shares by the Company,

- participation in holding companies, financial and industrial groups;

7) Bonds and other securities placing;

8) Definition of the market cost of property;

9) Purchase of shares, bonds and other securities placed by the Company;

10) Recommendations on the amount of rewards and compensations paid to the members of revision commission and definition of fees of Company's Auditor;

11) Recommendations on dividend amount, terms, form and procedure of dividend payment;

12) Usage of reserve fund and other funds of the Company;

13) Approval of internal documents of the Company excluding documents approved by the general meeting of shareholders;

14) Creation of branches, opening and liquidation of representations;

15) Adoption of decision on participation (cessation of participation, change of participation share) of the Company in other organisations, associations of commercial companies, including by means of sale, purchase of shares of other companies excluding adoption of decisions on Company participation in holding companies, financial and industrial groups;

16) Conclusion of big transactions, whose subject is property having the value from 25 to 50% of the company assets' balance cost as at the date of decision on such transactions conclusion. Agreement of a transaction or several transactions connected with purchase or alienation or possibility of direct or indirect alienation of Company's property, whose value is from 5% to 25% of assets' balance cost as at the date of adoption of decision on such transaction conclusion made by executive bodies, excluding transactions concluded in the process of routine business activity.

The following transactions are considered as big:

- a transaction or several linked transactions connected with purchase or alienation or possibility of direct or indirect alienation of Company's property whose value is more than 25% of Company's assets balance cost at the date of adoption of decision on such transactions excluding transactions performed in the process of routine financial and business activity of the Company;

- a transaction or several linked transactions connected with placing of ordinary or preference shares converted into ordinary shares making more than 25% of Company's ordinary shares cost;

17) Conclusion of a transaction in case of interest.

The following persons are recognised interested in a transaction: a member of the Board of directors (controlling council) of the Company, a person holding a position in other management bodies of the Company, a shareholder (shareholders) possessing jointly with its affiliate person (persons) 20 or more per cent of voting shares of the Company in case these persons, their spouses, parents, children, brothers, sisters as well as all their affiliated persons:

Represent a party of such a transaction or participate in it as a representative or a middleman;

Possess 20 or more per cent of voting shares (equity, part) of the legal person being a party of the transaction or taking part in it as a representative or a middle man;

Hold positions in the management bodies of the legal person being a party of the transaction or taking part in it as a representative or a middleman.

18) Adoption of decision on selection of independent registrar (conclusion of agreement with an independent registrar);

19) Preliminary approval of the Company's annual report not later than 30 working days before the date of the annual general meeting of shareholders;

20) Approval of additional shares placing results;

21) Approval of the form of shareholder's demand on redemption of its shares and the form of shareholder's application on selling shares to the Company;

22) Election of the Chairman of the Board of directors;

23) Insertion of amendments into the Charter connected with increase of Charter capital by increase of the nominal cost of shares or placement of additional shares (if corresponding decision is taken unanimously);

24) Definition of the contents, volume and procedure of protection of data related to commercial secrets;

25) Approval of decisions on securities issue, emission prospects and results of securities issue;

26) Appointment of the person entitled to sign a contract (agreement) with the General director and the Board members;

27) Approval of terms contracts (agreements) concluded with the General director and members of the Board;

28) Consideration of the issue on reward of the General director upon results of financial and business activity;

29) Appointment of the person entitled to perform duties of the General director when the General director is unable to perform his duties;

30) Definition of the term of contract (agreement) with the General director of the Company within the limits of the term defined by the present Charter;

31) Election of Company's Board;

32) Consideration of conclusions of Company's revision commission and auditor;

33) Cancellation of the contract with the General director in case of pre-term termination of his powers by the general meeting of shareholders.

34) Other issues as defined by the Federal law "On joint stock companies" and the present Charter.

11.10. Members of the Board of directors of the Company should act in the interest of the Company in the process of fulfilment of their rights and duties and to fulfil their rights and duties reasonably and honestly.

Article 12. MEETINGS OF THE BOARD OF DIRECTORS

12.1. The meetings of the Board of directors are convened by the Chairman of the Board of directors on his own initiative, upon demand of any Board member, revision commission (inspector) of the Company or the Auditor of the Company, executive bodies, as well as of a shareholder (shareholders) totally possessing not less than 5 % of voting shares.

12.2. The quorum of the meeting of the Board of directors is reached if more than a half of elected members of the Board of directors are present.

12.3. Every member of the Board of directors possesses one vote for adoption of decisions at the meetings of the Board of directors.

Transfer of vote from one member of the Board of directors to the other is prohibited.

Decisions of the Board of directors may be adopted by voting by correspondence.

12.4. Decisions of the Board of directors are adopted in a majority vote of members present at the meeting or voting by correspondence excluding the following cases:

Decisions on conclusion of big transactions, whose subject is property having the value from 25 to 50% of the company assets' balance cost as at the date of decision on such transactions conclusion, as well as on increase of the Charter capital and insertion of corresponding amendments into the Charter, are adopted unanimously by the members of the Board of directors participating in the board meeting in person or by correspondence. In case unanimous decision is not taken by the members of the Board of directors, these issues are put to the voting at the general meeting of shareholders.

Decisions on business plan approval and participation of the Company in other organisations may not be adopted without consent of a shareholder (his representative) possessing not less than 40% of Company's voting shares.

In case of votes equity the vote of the Chairman of the Board of directors is decisive.

12.5. Meetings of the Board of directors are recorded into the minutes.

The minutes of the meeting of the Board of directors is drawn not later than 10 days after the meeting. The minutes include the following information:

Venue and time of the meeting;

Persons present at the meeting;

Agenda;

Issues put to the vote and voting results;

Adopted decisions.

The minutes of the meeting of the Board of directors is signed by the chairman of the meeting liable for its validity.

12.6. The meetings of the Board of directors on results of the year are organised not earlier than 40 days in advance and not later than 30 days before proposed date of the general meeting of shareholders in order to give preliminary approval of the draft of Company's annual report, balance sheet, statement of profits and losses, Auditor report and report of Revision commission.

12.7. Notification on the meeting of the Board of directors is sent to every member of the board of directors in writing according to procedure and terms set out in the Statement on the Board of directors, excluding the meeting considering Company's business plan (including its correction). In this case, notification on the meeting of the Board of directors is sent to every member of the Board of directors in writing not later than 20 days before the date of the meeting. Notification includes meeting agenda. The notification is supplied with all necessary documents related to the issues of agenda. The meeting of the Board of directors may not consider issues not included into notification. If necessary any meeting of the Board of directors may be delayed upon agreement of all present members of the Board of directors.

The first (organisation) meeting of the Board of directors is held on the day of the general meeting of shareholders that elected the Board of directors. The Chairman of the Board of directors, his deputy and secretary of the Board of directors are elected at the first meeting.

12.8. The minutes of all meetings of the Board of directors are kept as defined by the Board of directors. The minutes of the meetings should be available for familiarisation to any shareholder (his representative), a member of the Board of directors, a member of revision commission and Company's auditor in the place of Company's executive body location or in any other place defined by the Board of directors.

Article 13. EXECUTIVE BODIES OF THE COMPANY

13.1. General director and the Board of the Company manage current activity of the Company.

13.2. The rights and duties, terms of office and remuneration of the General director and the Board are set in the agreement (contract) concluded between the General director and every board member and the Company. The agreement (contract) with the General director and Board members on behalf of the Company is signed only by the person empowered by the Board of directors of the Company.

The term of validity of the agreement (contract) with the General director cannot be less than 2 and more than 5 years.

The term of office of the General director is counted from the moment of his appointment by the general meeting.

In case of pre-term termination of the General director's powers the powers of the newly appointed General director are valid till the moment of his appointment by the general meeting.

In order to execute pre-term termination of powers of the Company's General director the Board of directors is obliged to adopt a decision on convocation of extraordinary meeting of shareholders to consider the issue on pre-term termination of powers of the General director and on appointment of the new general director, or on including above-mentioned issues into agenda of the annual general meeting of shareholders.

13.3. The competence of the executive bodies of the Company includes all issues regarding management of the current activity of the Company excluding issues referred to exclusive competence of the general meeting of shareholders and the Board of directors of the Company.

Executive bodies of the company follow performance of resolutions of the general meeting of shareholders and the Board of directors of the Company.

13.4. The General director acts on behalf of the Company without a letter of attorney including the following:

- operational management of Company's activity;

- the right of first signature on financial documents;

- handling of Company's property in order to provide its current activity within the limits set out in the Charter, representation of Company's interests both in the Russian Federation and abroad including foreign states, approval of pay-roll, conclusion of labour agreements with Company's employees, application of incentives and imposing penalties on the employees;

- chairing of the general meeting of shareholders;

- management of the Board activity, chairing the Board meetings; making recommendations to the Board of directors on the Board staff for approval;

- issue of proxies on behalf of the Company;

- opening of Company's bank accounts;

- organisation of accounting and reporting of the Company;

- issue of orders and instructions to be observed by all Company's employees;

- performance of other functions necessary for achieving the Company's goals and providing its normal activity according to the effective laws and Company's Charter excluding functions assigned by the Charter for the other management bodies;

- carrying out of organisation and distribution activity on development of the list of information representing commercial secret; issue of orders and instructions on following confidentiality requirements.

The General director provides data on the Company to the state statistics bodies and he is responsible for these data validity,

The General director performs the functions of the Chairman of Company's Board.

The General director represents the point of view of the Board at the meeting of the Board of directors and at the general meetings of shareholders.

13.5. The Board is a collective executive body of the Company. It follows up performance of resolutions of the general meeting of shareholders and the Board of directors.

13.6. The personal composition of the Board is approved by the Board of directors upon proposal of the General director in the quantity not over 7 persons. The Board consists of 7 people from the personnel of executive direction. The Board composition is approved by the Board of directors upon proposal of the General director of the Company.

The Board acts on the basis of the Charter and "Statement on Company's Board" approved by the Board of directors and other internal documents of the Company.

13.7. The meetings of the Board are held as often as necessary. The general director organises Board meetings and signs all documents on behalf of the Company and minutes of the Board meetings.

The minutes of the Board meeting are recorded. The minutes of the Board meeting are submitted to the members of the Board of directors, revision commission (inspector) and Company's auditor upon demand.

13.8. Holding more than one office by the Company's General director and Board members is allowed only upon consent of the Board of directors.

Article 14. ACCOUNTING AND FINANCIAL REPORTS OF THE COMPANY

14.1. Company's balance sheet and statement of profits and losses are drawn in thousand roubles.

14.2. Financial year of the Company is set from January 1st to December 31st of the calendar year.

14.3. The Company is obliged to keep accounts and provide financial reports as established by the effective laws.

14.4. The executive body of the Company is liable for organisation, state and validity of Company's bookkeeping documents, timely presentation of annual report and other financial reports to the corresponding bodies. It is also liable for providing data on Company's activity to shareholders, creditors and mass media.

14.5. Validity of data containing in Company's annual report presented for the general meeting of shareholders, balance sheet and statement of profits and losses must be confirmed by the revision commission (inspector) of the Company.

14.6. Company's annual report is subject to preliminary approval of the Board of directors not later than 30 days before the date of general meeting of shareholders.

Article 15. DOCUMENTS KEEPING

15.1. The Company is obliged to keep the following documents:

the Charter, amendments and additions of the Charter registered as required, resolution on Company creation, certificate of Company's state registration;

documents proving Company's rights on property accounted on the balance sheet;

internal documents of the Company approved by the general meeting of shareholders and the Board of directors;

regulations on Company's branches and representations;

annual financial reports;

Company's share emission prospects;

other financial documents;

financial documents presented to corresponding bodies;

minutes of general meetings of shareholders, meetings of the Board of directors, revision commission (inspector) and collective executive body of the Company;

lists of affiliated persons of the Company stating quantity and category (type) of their shares;

conclusions of revision commission (inspector) of the Company, Company's auditor and state and municipal financial control bodies;

other documents according to the effective laws, Company's Charter, resolutions of the general meeting of shareholders, Company's Board of directors and executive bodies.

15.2. The Company keeps the documents described in item 15.1 of the Charter at the address of its executive body or in any other place familiar and accessible for the shareholders, creditors and other interested persons of the Company.

Article 16. REVISION COMMISSION. AUDITOR.

16.1. Financial and business activity of the Company is controlled by revision commission.

16.2 Revision commission consists of five (5) persons elected every year in a majority vote of holders of Company's voting shares who participate in the general meeting of shareholders and has the right of vote regarding this issue. In case the number of candidates who received majority of votes exceeds quantitative composition of Revision commission as set out in the present Charter, the candidates having majority of votes compared to the other candidates shall be considered elected.

A shareholder or any other person proposed by a shareholder may become a member of revision commission. The members of revision commission (inspector) may not hold the office of the members of Board of directors, executive body and liquidation commission at the same time.

Revision commission adopts decisions in a majority vote of its members. Upon request of the Board of directors the members of revision commission may attend meetings of the Board of directors.

The competence of Revision commission includes:

- verification of validity of data containing in reports and other financial documents of the Company;
- exposure of any facts of breaking the procedure of accounting and financial reporting established by the legal acts of the Russian Federation;
- inspection of following the legal norms for tax calculation and payment;
- exposure of any facts of breaking the legal acts of the Russian Federation regulating financial and business activity of the Company;
- evaluation of economic soundness of financial and business operations of the Company.

16.3 Inspection (revision) of financial and business activity of the Company is carried out upon results of Company's activity during the year. Inspection (revision) of financial and business activity of the Company can be carried out at any time upon initiative of:

Company's Revision commission (inspector);

Decision of the general meeting of shareholders;

Board of directors of the Company;

On demand of a shareholder (shareholders) of the Company totally possessing not less than 10% of Company's voting shares.

16.4. Persons holding positions in executive bodies of the Company are obliged to provide documents on financial and business activity of the Company on demand of Revision commission (inspector).

16.5. Revision commission (inspector) of the Company is entitled to demand convocation of extraordinary meeting of shareholders as set out by the present Charter.

16.6. Upon results of Company's financial and business activity inspection the Revision commission (inspector) makes a conclusion containing the proofs of validity of data containing in reports and other financial documents of the Company; information on facts of breaking the procedure of accounting and financial reporting established by the legal acts of the Russian Federation and facts of breaking the legal acts of the Russian Federation in the process of financial and business activity.

16.7. The Company must hire a professional auditor to inspect and confirm accuracy of annual financial reports. The auditor should not have property interests in the Company and its participants.

16.8. The auditor (a citizen or an organisation) of the Company carries out inspection of financial and business activity of the Company in accordance with the legal acts of the Russian Federation on contract basis.

16.9. The general meeting of shareholders approves the Company's auditor. Auditor's reward is determined by the Board of Directors.

16.10. Audit inspection of Company's activity should be performed at any time upon requirement of shareholders totally presenting 10 or more per cent of Company's voting shares on all issues of general meeting competence at the date of requirement.

16.11. Shareholders – initiators of audit inspection send a written demand to the Board of directors. The demand should contain: clearly set reasons of demand; full names of shareholders; data on their shares (quantity, category, and type); reference numbers by the register.

The demand id singed by a shareholder or its confidant. A letter of attorney is attached to demands signed by confidants.

Article 17. COMPANY LIQUIDATION AND RE-ORGANISATION

17.1 The Company can be liquidated:

- on voluntary basis according to produces established by effective legislation;

- by resolution of the court of laws on the basis of reasons set out in the Civil law of the Russian Federation.

Liquidation of the Company entails its termination without transfer of rights and liabilities to other persons in the order of succession.

17.2 In case of Company liquidation on the voluntary basis the Board of directors of the Company puts liquidation issue and appointment of liquidation commission to the vote at the general meeting of shareholders.

General meeting of shareholders of voluntarily liquidated company adopts a decision on Company liquidation and appointment of liquidation commission.

17.3 From the moment of liquidation commission creation all powers for Company management are transferred to the liquidation commission. Liquidation commission represents the Company in the court of laws.

Liquidation commission is liable for damage caused to shareholders and third persons according to the norms of the civil legislation of the Russian Federation.

17.4. Liquidation commission publishes a press release on company liquidation and terms and procedures for application of claims by its creditors. The release is published in mass media informing on legal persons' registration. The term for creditors' claims application may not be less than two months from the date of publication on company liquidation.

17.5. In case the company has no liabilities to creditors at the moment of adoption of decision on company liquidation its property is distributed among the shareholders according to items 17.11-17.12 of Company Charter.

17.6. Liquidation commission takes measures to reveal creditors and to get debts receivable. It informs the creditors on company liquidation by writing.

17.7. At the end of the term of creditors' claims application the liquidation commission makes an intermediary liquidation balance containing data on company property, creditors' claims and results of claims consideration. Intermediary liquidation balance is approved by the general meeting of shareholders upon consent of the body who carried out state registration of the liquidated company.

17.8. In case liquidated company does not have sufficient monetary means to cover creditors' claims; the liquidation commission sells other property of the company at the public auction according to legal procedure.

17.9. Payments to creditors of the liquidated company are made by the liquidation commission in the order set out in item 1 of article 64 of the Civil Code of the Russian Federation in accordance with the

internediary liquidation balance. The payments are made from the date of intermediary liquidation balance approval except creditors of the fifth turn paid one month after approval of intermediary liquidation balance.

17.10. After settlement of payments to the creditors liquidation commission draws liquidation balance approved by the general meeting of shareholders upon consent of the body who carried out state registration of the liquidated company.

17.11. The property of liquidated company left after settlement of payments to creditors is distributed among the shareholders in the following turns:

- in the first place: payments per shares to be repurchased according to items 6.5 and 6.6 of the Charter;

- in the second place: payments of calculated and not paid dividends per preference shares and liquidation costs per preference shares according to the Charter;

- in the third place: distribution of property of liquidated company among the shareholders of ordinary shares and all types of preference shares.

17.12. Distribution of property of each turn is made upon completion of distribution of the previous turn.

If the company does not have sufficient means to pay calculated but not paid dividends and liquidation costs defined by the Charter to all holders of preference shares, then the property is distributed among the holders of preference shares proportionally to the number of their shares.

17.13. Company liquidation process is considered completed and company's activity is considered terminated from the moment of corresponding record entry into the state resister of legal persons registration. Th entry is made by the state registration body.

17.14. The Company may be re-organised in the form of division, merger, joining and reformation according to the effective laws of the Russian Federation.

CONFIRMED
Board of Directors OJSC "Tyumentelecom"
Protocol №7-01 of 16.10.2001

mentelecom" Levin N.F. ____________
(signature)

02 FEB 13 AM 8:00

Stamp

QUARTERLY REPORT

OF THE SECURITIES EMITTER

For the period of: III quarter 2001

Open joint stock company "Tyumentelecom"

Emitter code: 00170-A

Location: Russian Federation, 625000, Tyumen region, Tyumen city, Respubliki St., 56
Postal address: Russian Federation, 625000, Tyumen region, Tyumen city, Respubliki St., 56

The information containing in the present quarterly report is subject to disclosure in accordance with the Russian Federation laws on securities.

General director of OJSC «Tyumentelecom» Levin N.F. ____________ (signature)

Chief accountant of OJSC «Tyumentelecom»Dmitrieva E.V. ____________ (signature)

(stamp)

Contact person: ***Zaichko Dmitry Anatolievich***
Chief of Securities Unit
Tel.: ***(3452) 499 211*** Fax: ***(3452) 451 040***
E-mail: ***oipr@telecom.tmn.ru***

A. Emitter data

9. Complete company name.

Open joint stock company "Tyumentelecom"

10. Shortened name.

OJSC «Tyumentelecom»

11. Data on changes of name and organisation and legal form.

State enterprise for communication and information "Rossviazinform"
GPSI "Rossviazinform" of Tyumen region
Put into effect on: *1.04.1991*

Joint stock company of open type "Tyumentelecom"
AOOT "Tyumentelecom"
Put into effect on: *23.05.1994*

The present name is put into effect on: *2.07.1996*

12. Data on state registration and licenses.

State registration date: *23.05.1994*
State registration certificate number (or reference to any other document confirming state registration): *4446*
State registration body: *Administration of the Central district of Tyumen city*

Licenses:
Number: *tyum 003189*
Issue date: *23.03.1998*
Valid till: *23.03.2001*
License body: *The State Committee of the Russian Federation on communication and information*
Type of activity: *Construction and assembly for objects of 1, 2 types of responsibility*

Number: *19, 19a, 19b*
Issue date: *19.09.1996*
Valid till: *19.09.2004*
License body: *Regional unit of the Federal Security Service of Russia in Tyumen Oblast*
Type of activity: *Operations connected with using information related to state secret.*
Number: *3059*
Issue date: *20.12.1996*
Valid till: *20.12.1996*
License body: *Ministry for Communication of the Russian Federation*
Type of activity: *electric communication services*

Number: *TYUM 002722*
Issue date: *4.02.1997*

Valid till: ***4.02.2002***

License body: ***Centre for licensing of construction activity of Tyumen Regional Administration***

Type of activity: ***Engineering activities, design of engineer networks and systems, weak-current devices, development of special design chapters***

Number: ***9084***

Issue date: ***19.12.1997***

Valid till: ***19.02.2007***

License body: ***The State Committee of the Russian Federation on communication and information***

Type of activity: ***services of local telephone communication using radio access means***

13. Tax payer ID.

7202029076

14. Reference to a branch of industry.

OKONH codes:

52300

71211

15. Location, postal address and contact telephones.

Location: ***Russian Federation, 625000, Tyumen region, Tyumen city, Respubliki St., 56***

Postal address: ***Russian Federation, 625000, Tyumen region, Tyumen city, Respubliki St., 56***

Tel.: ***(3452) 464 200*** Fax: ***(3452) 451 040***

E-mail address: ***ttkadm@telecom.tmn.ru***

16. Auditor data.

Name: ***Limited liability company "Top-Audit"***

Location: ***Russian Federation***

Postal address: ***103062, Moscow, Pokrovka St., 43, building 1***

Tel.: ***(095) 916-09-11*** Fax: ***(095) 917-87-89***

E-mail address: ***no***

Data on auditor license:

Number: ***000931***

Issue date: ***21.10.1999***

Valid till: ***22.07.2002***

License body: ***Ministry of Finance of the Russian Federation***

17. Data on companies who registered emitter's rights on securities

Registrar:

Name: ***Closed joint stock company "Registrator-Sviaz"***

Location: ***Russia, 123557, Moscow, Presnensky Val St., 27***

Postal address: ***Russia, 107014, Moscow, B. Olenya St., 15A, PO box 128***

Tel.: ***(095) 742 9351*** Fax: ***(095) 268 7013***

E-mail address: ***regsw@glasnet.ru***

License:
Number: ***01147***
Issue date: ***5.10.1996***
Valid till: ***8.10.2002***
License body: ***Federal Commission on the Russian market of securities***
The date from which the registrar hereabove keeps the register of nominal securities of the emitter: ***1.07.1999***

Centralised storage of emission securities during the quarter under review was not applied

18. Emitter depository.
None

19. Participants.
Total number of shareholders (participants): ***4 966***

Shareholders (participants) possessing not less than 5% of the emitter's charter capital:

19.1 Name: ***Open joint stock company "Investment company for communication"***
Location: ***Russian Federation, 119121, Moscow, Plyushchikha St., 55, building 2***
Postal address: ***Russian Federation, 119121, Moscow, Plyushchikha St., 55, building 2***
Share in the emitter's charter capital: ***38 %***
Shareholders (participants) possessing not less than 25% of the charter capital of the emitter's shareholder (participant):

19.1.1 Name: ***Ministry for Property Relations of the Russian Federation***
Location: ***Russian Federation, 103685, Moscow, Nikolsky Per., 9***
Postal address: ***Russian Federation, 103685, Moscow, Nikolsky Per., 9***
Share in the charter capital of the emitter's shareholder (participant): ***50 % + 1***

19.1.2 Name: ***Mustcom Limited***
Location: ***3 Themistoklis Dervis, Street Julia House CY - 1066 Nicosia, Cyprus***
Postal address: ***103009, Moscow, Voznesensky Per., 22/13***
Share in the charter capital of the emitter's shareholder (participant): ***25 % + 1***

19.2 Name: ***CJSC "Bank Credit Swiss First Boston"***
Location: ***Moscow, Nikitsky Per., 5***
Postal address: ***Moscow, Nikitsky Per., 5***
Share in the emitter's charter capital: ***13.52 %***
Shareholders (participants) possessing not less than 25% of the charter capital of the emitter's shareholder (participant): ***none***

19.3 Name: ***Closed joint stock company Depository-clearing company***
Location: ***125047, Moscow, 1st Tverskaia-Yamskaia St., 13***
Postal address: ***103064, Moscow, Staraia Basmannaia St., 14/2, building 4***
Share in the emitter's charter capital: ***12.55 %***
Shareholders (participants) possessing not less than 25% of the charter capital of the emitter's

shareholder (participant): ***none***

19.4 Name: ***Ing Depository***
Location: ***Moscow, Krasnaia Presnya St., 31***
Postal address: ***Moscow, Krasnaia Presnya St., 31***
Share in the emitter's charter capital: ***10.7 %***
Shareholders (participants) possessing not less than 25% of the charter capital of the emitter's shareholder (participant): ***none***

20. Management structure of the emitter's bodies.

Supreme management body – general meeting of shareholders.
Controlling council – board of directors.
Collective executive body – the board.
Individual executive body – general director.

The competence of the general meeting of emitter's shareholders (participants) in accordance with its charter (constituent documents):

The supreme governing body of the Company is the meeting of shareholders. The general meetings are held annually. The general meeting of shareholders is held not earlier than 2 months after and not later than 6 months after the end of Company's financial year. The issues considered and solved at the general meeting of shareholders include election of the Company's board of directors, election of the Company's revision commission, confirmation of the Company's auditor, annual report of the Company submitted by the Board of directors, balance sheet, account of profits and losses of the Company, statement on distribution of Company's profits and losses.

The following issues are also in the competence of the general meeting of shareholders:

1. Insertion of changes and additions in to the charter of the company or approval of the new edition of the charter except cases stated in paragraph 11.9 of the Charter;

2. Decision on company's re-organisation;

3. Decision on company's liquidation, appointment of liquidation commission and approval of liquidation balance sheets (intermediary and final);

4. Definition of quantitative composition of the Board of directors, election of the Board of directors and pre-term termination of its powers; definition of remuneration and compensations connected with performance of functions of the Board of directors' members;

5. Definition of ultimate amount of declared shares;

6. Decision on increasing of the charter capital of the company by means of increasing the nominal cost of shares or placement of additional shares (in case no corresponding unanimous decision is taken by the Board of directors);

7. Decision on decreasing the charter capital of the company by means of decreasing the nominal cost of shares, purchase of shares by the company in order to decrease its total number, or redemption of shares which were not fully paid, as well as redemption of shares purchased or repurchased by the company;

8. Definition of quantitative composition of company's board, including appointment of the general director of the Company, pre-term termination of his functions;

9. Election of revision commission members (auditors) of the Company and pre-term termination of their functions;

10. Approval of the Company's auditor;

11. Approval of the annual reports, balance sheets, statement of profits and losses of the Company, distribution of its profits and losses;

12. Decision on non-application of privileged right of a shareholder to purchase company's shares or securities, converted into shares, placed by open subscription, paid in cash, as well as on the term of such decision validity;

13. Time-limits of the general meeting.
14. Election of the Counting Board;
15. Definition of type of information communication from the company to its shareholders including identification of publishing body in case the communication is published in mass media;
16. Decision on fraction and consolidation of company shares;
17. Decision on transactions with participation of interested persons possessing 20% or more of voting shares of the legal person being a party of the transaction, having a position in the governing bodies of the legal person being a party of the transaction or a participant as representative or mediator in the following cases:
• if the amount of payment related to the transaction and the cost of property being the subject of the transaction as defined according to the article 77 of the present Federal law exceeds 2% of company assets;
• if the transaction and (or) several linked transactions represent placement of company's voting shares or other securities converted into voting shares exceeds 2% of company's voting shares previously placed;
• if all members of the Board of directors of the company are recognised as interested persons but the majority of shareholders are not interested in the transaction.
18. Decision on big transaction connected with purchase and alienation of property by the company in cases:
• if the decision on big transaction, whose subject is property having the value from 25 to 50% of the company's assets balance cost as at the date of decision on such transaction, is not taken by the Board of directors unanimously;
• if the cost of property is 50% higher than the company's assets balance cost as at the date of decision on such transaction.
19. Placed shares purchase and redemption by the company;
20. Participation in holding companies, financial and industrial groups;
21. Confirmation of decision on payment of annual dividends, identification of dividends amount, form and procedure of payment per each category and type of shares on the basis of recommendation of the Board of directors;
22. Decisions on reimbursement of expenses on the account of company's funds in case of extraordinary meeting convocation upon demand of shareholders;
23. Approval of statements ruling the activity of the Board of directors and Revision commission of the company;
Decisions taken regarding items 1-5,7-18 are related to exclusive competence of the general meeting of shareholders. The items referred to exclusive competence of the general meeting of shareholders cannot be passed over for decision to the executive body of the company or to the Board of directors.

The competence of the Board of directors (controlling council) according to the charter (constituent documents):
The Board of directors of the company carries out general management of company's activity excluding items referred to exclusive competence of the general meeting of shareholders.
The competence of the Board of directors of the company include decisions on general issues of company management excluding items referred to exclusive competence of the general meeting of shareholders.
Exclusive competence of the Board of directors includes the following issues:
1. Definition of priority directions of company activity;
2. Convocation of annual and extraordinary meetings of shareholders;
3. Confirmation of the agenda of the general meeting;
4. Increase of charter capital by increasing nominal cost of shares or placement of additional shares of the company by increasing the nominal cost of shares or by placing the shares within

the limits of quantity and category (type) of declared shares (upon unanimous decision of the Board of directors);
5. Definition of the date of compilation of the list of shareholders who are entitled to participate in the general meeting of shareholders;
6. Putting the following items into agenda of the general meeting of shareholders:
· re-organisation of shareholding company ,
· non-application of privileged right of a shareholder to purchase company's shares or securities, converted into shares,
· definition of type of information communication from the company to its shareholders including identification of publishing body in case the communication is published in mass media,
· conclusion of transactions if there's an interest of the persons:
- interested in a transaction,
- possessing 20 and more per cent of voting shares of a legal person being a party of the transaction,
- having positions in management bodies of a legal person being a party of the transaction or participating as a representative or a mediator,
· conclusion of big transactions, connected with property purchase or alienation by the company,
· purchase and redemption of placed shares by the company,
· participation in holding companies, financial and industrial groups.
7. Placement of bonds and other securities;
8. Identification of property market cost;
9. Purchase of shares, bonds and other securities placed by the company;
10. Recommendations on the amount of remuneration and compensations paid to the members of revision commission and identification of auditor reward;
11. Recommendations on the amount of dividend per share and payment procedure;
12. Usage of reserve fund and other funds of the company;
13. Approval of internal documents of the company defining the order of executive bodies activity;
14. Creation of branches and opening of company's representations;
15. Decision on company's participation in other companies and associations of commercial organisations (except for holding companies, financial and industrial groups);
16. Conclusion of big transactions related to property. The property cost is from 25 to 50 per cent of balance cost of the company's assets at the date of decision taking regarding such transaction. Agreement upon a transaction or several transactions connected with purchase or alienation, or possibility of direct or indirect alienation of company's property. The cost of the property is from 5% to 25% balance cost of the company's assets at the date of decision taking on such transactions. The decision is taken by executive bodies excluding transactions concluded in the framework of routine business activity.
Big transactions are:
· a transaction or several linked transactions connected with purchase or alienation or possibility of direct or indirect alienation of property. The cost of the property makes more than 25 per cent of balance cost of the company's assets at the date of decision taking regarding such transaction, excluding transactions concluded in the framework of routine business activity.
· a transaction or several linked transactions connected with placement of ordinary shares or preference shares converted into ordinary shares making more than 25 per cent of previously placed shares of the company;
17. Conclusion of transactions if interested in.
18. Decision on choosing independent registrar (agreement with independent registrar);
19. Preliminary confirmation of the Annual Report of the company not later than 30 days in advance of the date of general meeting of shareholders;
20. Confirmation of results of additional shares placement;
21. Confirmation of type of shareholder's requirement on shares redemption by the company and type of shareholder declaration on shares sales to the company;

22. Election of the Chairman of the Board of Directors;
23. Insertion of changes into the Charter regarding capital increase by increase of the nominal cost of shares or placement of additional shares (if the decision is unanimous);
24. Definition of composition, volume and procedure of commercial secrets protection;
25. Confirmation of decisions on securities issue, emission prospects and report on securities issue results;
26. Signature of agreements (contracts) with the General director and Board members.

The competence of individual and collective executive bodies according to the Charter (constituent documents):
Collective executive body – the Board.
Individual executive body – the General Director.
Management of company's current activity is carried out by the General Director and the Board.
The competence of company's executive bodies includes all issues of current activity management excluding issues referred to exclusive competence of the general meeting of shareholders and the Board of directors.
Executive bodies of the company manage fulfilment of decisions of the general meeting of shareholders and the board of directors of the company.
The general director acts on behalf of the company without a letter of attorney regarding the following:
· day-to-day management of company's activity;
· primary right of signature of financial documents;
· management of company's property in order to maintain current activity within the limits set out by the Charter;
· representation of company's interests both within Russia and beyond including foreign states;
· approval of pay-roll, conclusion of contracts with company's employees, application of incentives and penalties;
· holding chairman position at the general meeting of shareholders;
· management of the Board activity, holding chairman position at the board meetings;
· making recommendations regarding personal composition of the board - to be approved by the board of directors;
· issue of letters of attorney on behalf of the company;
· opening company's bank accounts;
· organisation of accounting and reporting of the company;
· issue of orders and instructions to be followed by all staff personnel of the company;
· performance of other functions necessary for reaching company's goals and organising its normal functioning in accordance with effective laws and the Charter excluding functions assigned for the other managing bodies of the company;
· set up of organisation and distribution activity on development of list of information referred to commercial secret, passing orders and giving instructions regarding commercial secrets protection.
The General director provides company data to state statistics bodies and is liable for this data validity.
The General director acts as a Chairman of the Board.
The General director represents the point of view of the Board at the meetings of the board of directors and at the meetings of shareholders.
The Board is the collective executive body of the company. It follows fulfilment of decision of the general meeting of shareholders and the Board of directors.

21. The members of the Board of directors (controlling council).

The Board of directors
Chairman: ***Plyushchev Maxim Sergeievich***

The members of the Board of directors:
Zhelobov Vladimir Semenovich
Year of birth: ***1937***

Work description for the last 5 years:
Period: ***1995 - 1997***
Company: ***The government of the Russian Federation***
Type of activity: ***management***
Position in the company: ***Chief of communication unit at the Department of transport, construction and communication***

Period: ***1997 - 1998***
Company: ***The government of the Russian Federation***
Type of activity: ***management***
Position in the company: ***Chief of communication development unit of the Department of reforms in the domain of residential municipal economy, construction and production infrastructure***

Period: ***1998 – till present***
Company: ***Open joint stock company "Investment company of communication"***
Type of activity: ***telecommunications***
Position in the company: ***chief specialist of representatives unit of the Corporate Management Department***

Share in emitter's charter capital: ***no share***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Plyushchev Maxim Sergeievich
Year of birth: ***1974***

Work description for the last 5 years:
Period: ***1995 - 1996***
Company: ***LLC "Pharmoline"***
Type of activity: ***no data***
Position in the company: ***senior manager***

Period: ***1996 - 1999***
Company: ***Ministry of finance of the Russian Federation***
Type of activity: ***management***
Position in the company: ***leading specialist of industrial economics and finance unit of the Department of branch finance***

Period: ***1999 – till present***
Company: ***Open joint stock company "Investment company for communication"***
Type of activity: ***telecommunications***
Position in the company: ***chief specialist of the Corporate management department***

Share in emitter's charter capital: ***no share***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Sanachev Victor Petrovich
Year of birth: ***1949***

Work description for the last 5 years:
Period: ***1994 - 1998***
Company: ***Open joint stock company «Uralsviazinform»***
Type of activity: ***telecommunication***
Position in the company: ***Director of Solikamsky RUES***

Period: ***1998 – till present***
Company: ***Open joint stock company «Uralsviazinform»***
Type of activity: ***telecommunication***
Position in the company: ***1st Deputy general director***

Share in emitter's charter capital: ***no share***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Levin Nikolai Fedorovich
Year of birth: ***1936***

Work description for the last 5 years:
Period: ***1991 - 1994***
Company: ***GPSI "Rossviazinform" of Tyumen Oblast***
Type of activity: ***telecommunication***
Position in the company: ***chief***

Period: ***1994 – till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***

Position in the company: ***general director***

Share in emitter's charter capital: ***1.26%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Saraiev Nikolai Alexandrovich
Year of birth: ***1951***

Work description for the last 5 years:
Period: ***1991 - 1994***
Company: ***GPSI "Rossviazinform" of Tyumen Oblast***
Type of activity: ***telecommunication***
Position in the company: ***deputy chief, chief of radio and TV service***

Period: ***1994 – till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***1st deputy general director***

Share in emitter's charter capital: ***0.97%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Kapelistaia Nadezhda Dmitrievna
Year of birth: ***1958***

Work description for the last 5 years:
Period: ***1992 - 1994***
Company: ***GPSI "Rossviazinform" of Tyumen Oblast***
Type of activity: ***telecommunication***
Position in the company: ***chief accountant***

Period: ***1994 – till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***deputy general director on economics***

Share in emitter's charter capital: ***0.98%***
Shares in emitter's daughter/dependent companies:

no share

Remuneration paid during the period under review:
This information is confidential

Heywood Michael Arthur
Year of birth: ***1950***

Work description for the last 5 years:
Period: -
Company: ***no data***
Type of activity: ***no data***
Position in the company: ***no data***

Share in emitter's charter capital: ***0.54%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

22. Individual and collective management bodies and persons of the emitter.
Individual executive body and members of collective executive body:
Levin Nikolai Fedorovich
Year of birth: ***1936***

Work description for the last 5 years:
Period: ***1991 - 1994***
Company: ***GPSI "Rossviazinform" of Tyumen Oblast***
Type of activity: ***telecommunication***
Position in the company: ***chief***

Period: ***1994 – till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***General director***

Share in emitter's charter capital: ***1.26%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Saraiev Nikolai Alexandrovich

Year of birth: ***1951***

Work description for the last 5 years:
Period: ***1991 - 1994***
Company: ***GPSI "Rossviazinform" of Tyumen Oblast***
Type of activity: ***telecommunication***
Position in the company: ***deputy chief***

Period: ***1994 – till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***1st deputy general director***

Share in emitter's charter capital: ***0.97%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Kapelistaia Nadezhda Dmitrievna
Year of birth: ***1958***

Work description for the last 5 years:
Period: ***1992 - 1994***
Company: ***GPSI "Rossviazinform" of Tyumen Oblast.***
Type of activity: ***telecommunication***
Position in the company: ***chief accountant***

Period: ***1994 - till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***deputy general director on economics***

Share in emitter's charter capital: ***0.98%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Polyakov Leonid Konstantinovich
Year of birth: ***1950***

Work description for the last 5 years:
Period: ***1992 - 1995***

Company: ***Specialised assembly trust "Vostokpromsviazmontazh" Tyumen city***
Type of activity: ***construction***
Position in the company: ***chief engineer***

Period: ***1995 - 1998***
Company: ***Branch of OJSC «Tyumentelecom» - "City Telephone Network"***
Type of activity: ***telecommunication***
Position in the company: ***Chief engineer***

Period: ***1998 - till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***deputy general director***

Share in emitter's charter capital: ***0.0033%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Tsaregorodtsev Igor Gennadievich
Year of birth: ***1964***

Work description for the last 5 years:
Period: ***1992 - 1995***
Company: ***Branch of OJSC «Tyumentelecom» - "City Telephone Network"***
Type of activity: ***communication***
Position in the company: ***engineer of production laboratory***

Period: ***1995 - till present***
Company: ***OJSC «Tyumentelecom»***
Type of activity: ***telecommunication***
Position in the company: ***Chief of city and rural telephone communication service***

Share in emitter's charter capital: ***0.0003%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

Dmitrieva Elena Vladimirovna
Year of birth: ***1959***

Work description for the last 5 years:

Period: ***1995 - 2000***
Company: ***Open joint stock company "Tyumentelecom"***
Type of activity: ***telecommunication***
Position in the company: ***deputy chief accountant***

Period: ***2000 - till present***
Company: ***Open joint stock company "Tyumentelecom"***
Type of activity: ***telecommunication***
Position in the company: ***chief accountant***

Share in emitter's charter capital: ***0.12%***
Shares in emitter's daughter/dependent companies:
no share

Remuneration paid during the period under review:
This information is confidential

The person performing the functions of individual executive body: ***Levin Nikolai Fedorovich***

23. Remuneration paid to the members of the board of directors (controlling council) and to other management bodies.

The total amount of remuneration paid to all persons listed in paragraphs 21 and 22 for the period under review:
Salaries (Roubles): ***1 093 677.68***
Bonus (Roubles): ***462 303***
Commission (Roubles): ***0***
Other rewards (Roubles): ***0***
Total (Roubles): ***1 555 980.68***

Also see items 21 and 22

24. Data on legal persons with emitter's participation.

Legal persons with emitter's participation in the charter capital of not less than 5%:

Company name: ***Limited liability company "Tyumentelecom – Invest"***
Location: ***Russian Federation, 625000, Tyumen, Respubliki St., 56***
Postal address: ***Russian Federation, 625000, Tyumen, Respubliki St., 56***
Emitter's share in the charter capital of the legal person: ***100 %***

Company name: ***Closed joint stock company "Tyumen Ruscom"***
Location: ***Russian Federation, 625048, Tyumen, Malygyn St., 56***
Postal address: ***Russian Federation, 625048, Tyumen, Malygyn St., 56***
Emitter's share in the charter capital of the legal person: ***51 %***

Company name: ***Closed joint stock company "TeleRoss – Tyumen"***
Location: ***Russian Federation, 625000, Tyumen, Respubliki St., 61***

Postal address: ***Russian Federation, 625000, Tyumen, Respubliki St., 61***
Emitter's share in the charter capital of the legal person: ***50 %***

Company name: ***Closed joint stock company "Yermak RMS"***
Location: ***Russian Federation, 626400, Surgut, Kukuievitsky St.,6***
Postal address: ***Russian Federation, 626400, Surgut, Kukuievitsky St.,6***
Emitter's share in the charter capital of the legal person: ***20 %***

25. Participation shares of all legal persons with emitter's possession of more than 5% of the charter capital as well as share of their official persons in the emitter's charter capital

25.1 Company name: ***Limited liability company "Tyumentelecom-Invest"***
Location: ***Russian Federation, 625000, Tyumen, Respubliki St., 56***
Postal address: ***Russian Federation, 625000, Tyumen, Respubliki St., 56***
Emitter's share in the charter capital of the legal person: ***100 %***
The share of this person in the emitter's charter capital: ***0.022 %***
Official persons:

25.1.1 ***Fomin Andrey Victorovich***
Functions of the person: ***Individual executive body***
The share of this person in the emitter's charter capital: ***0 %***

25.2 Company name: ***CJSC "Tyumen Ruscom"***
Location: ***Russian Federation, 625048, Tyumen, Malygyn St., 56***
Postal address: ***Russian Federation, 625048, Tyumen, Malygyn St., 56***
Emitter's share in the charter capital of the legal person: ***51 %***
The share of this person in the emitter's charter capital: ***no share***
Official persons:

25.2.1 ***Kulikov Vitaly Alexeievich***
Functions of the person: ***Individual executive body***
The share of this person in the emitter's charter capital: ***0.09 %***

25.2.2 ***Levin Nikolai Fedorovich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***1.26 %***

25.2.3 ***Saraiev Nikolai Alexandrovich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0.97 %***

25.2.4 ***Seleznev S.S.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.2.5 ***Atamas S.G.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.3 Company name: ***CJSC "Teleross-Tyumen"***
Location: ***Russian Federation, 625000, Tyumen, Respubliki St., 61***
Postal address: ***Russian Federation, 625000, Tyumen, Respubliki St., 61***
Emitter's share in the charter capital of the legal person: ***50 %***
The share of this person in the emitter's charter capital: ***no share***
Official persons:

25.3.1 ***Gorbunov Yuri Zinovievich***
Functions of the person: ***Individual executive body***
The share of this person in the emitter's charter capital: ***0 %***

25.3.2 ***Levin Nikolai Fedorovich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***1.26 %***

25.3.3 ***Saraiev Nikolai Alexandrovich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0.97 %***

25.3.4 ***Kudryavtsev A.G.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.3.5 ***Abbeloos S.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.4 Company name: ***CJSC "Yermak RMS"***
Location: ***Russian Federation, 626400, Surgut, Kukuievitsky St.,6***
Postal address: ***Russian Federation, 626400, Surgut, Kukuievitsky St.,6***
Emitter's share in the charter capital of the legal person: ***20 %***
The share of this person in the emitter's charter capital: ***no share***
Official persons:

25.4.1 ***Ilyinykh V.N.***
Functions of the person: ***Individual executive body***
The share of this person in the emitter's charter capital: ***0 %***

25.4.2 ***Levin Nikolai Fedorovich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***1.26 %***

25.4.3 ***Saraiev Nikolai Alexandrovich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0.97 %***

25.4.4 ***Kashin Valery Ivanovich***
Functions of the person: ***Member of the board of directors (controlling council)***

The share of this person in the emitter's charter capital: ***0 %***

25.4.5 ***Lebedev E.V.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.4.6 ***Yurchenko V.M.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.4.7 ***Polyakov Yuri Sergeievich***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.4.8 ***Bulancha S.A.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.4.9 ***Bortnik N.I.***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

25.4.10 ***Menara Roberto***
Functions of the person: ***Member of the board of directors (controlling council)***
The share of this person in the emitter's charter capital: ***0 %***

26. Other affiliated persons of the emitter.

26.1 ***Levin Nikolai Fedorovich***
The share of this person in the emitter's charter capital: ***1.26 %***

26.2 ***Saraiev Nikolai Alexandrovich***
The share of this person in the emitter's charter capital: ***0.97 %***

26.3 ***Kapelistaia Nadezhda Dmitrievna***
The share of this person in the emitter's charter capital: ***0.98 %***

26.4 ***Zholobov Vladimir Semenovich***
The share of this person in the emitter's charter capital: ***no share***

26.5 ***Polyakov Leonid Konstantinovich***
The share of this person in the emitter's charter capital: ***0.0033 %***

26.6 ***Heywood Michael Arthur***
The share of this person in the emitter's charter capital: ***no share***

26.7 ***Tsaregorodtsev Igor Gennadievich***

The share of this person in the emitter's charter capital: ***0.0003 %***

26.8 ***Sanachev Victor Petrovich***
The share of this person in the emitter's charter capital: ***no share***

26.9 ***Plyushchev Maxim Sergeievich***
The share of this person in the emitter's charter capital: ***no share***

26.10 ***Dmitrieva Elena Vladimirovna***
The share of this person in the emitter's charter capital: ***0.12 %***

27. The share of emitter participation in the charter capital of legal persons – affiliated persons.

See paragraphs 24, 25, and 26

28. The share of emitter's affiliated persons participation as well as their founders and official persons in the emitter's charter capital.

See paragraphs 24, 25, and 26

29. Persons possessing 5 and more per cent of votes in the supreme management body of the emitter.

Company name: ***Open joint stock company "Investment company for communication"***
Share: ***50.67 %***

Company name: ***CJSC "Bank Credit Swiss First Boston"***
Share: ***15.06 %***

Company name: ***Ing Depository***
Share: ***5.883 %***

Company name: ***OJSC "VEO-Invest"***
Share: ***6.398 %***

Company name: ***CJSC Depository-clearing company***
Share: ***7.28 %***

30. Emitter's participation in industrial, banking and financial groups, holdings, concerns and associations.

Company: ***Non-commercial association of communication enterprises of Siberia and Far East "Sibdalsviaz"***
Emitter's place and function in the company: ***participant with equal rights***

31. Emitter's branches and representations.

No branches and representations

32. Staff personnel.

Average number of employees including staff of branches and representations during the period under review: ***3 346***

33. Description of emitter's principal types of activity.

General development of the branch

Communication is one of well-to-do branches of industry in Russia. The number of its consumers is permanently growing. The branch is under a technical revolution: up-to-date equipment is replacing obsolete and outdated one. It will allow to satisfy the demand for elementary communication services and to extend the range of new services.
Communication is a branch of infrastructure. It does not create a material product. Its main difference from other branches of industry is high demand for capital investment. It means that the share of depreciation is high as well as the share of labour consumption. Thus quite big share of primecost covers remuneration fund.

Presently the Russian communication network has 3 levels:
· primary – telephone communication within a locality;
· interzone – telecommunications between primary networks within one subject of the Federation;
· trunk – telecommunication network that allows interzone and international commutation.
85 telecommunication companies are in charge of operation of primary and interzone networks (including 76 telephone companies and the rest provide telegraph services), OJSC "Rostelecom" is in charge of trunk communications.
Telephone communication network units have the same problems of development and modernisation: it is necessary to change the structure of network topology and to replace obsolete and outdated equipment.

Main types of activity and their share in the total incomes:

The list of main types of activity	*Share in total incomes*	
	II quarter 2001	*III quarter 2001*
1. Long distance communications	*54.2*	*57.6*
2. Local telephone communications	*41.1*	*36.6*
3. Documentary communication	*3.4*	*4.3*
4. Wire broadcasting	*1.0*	*1.2*
5. New services (ISDN)	*0.3*	*0.3*

No export services rendered.

Sources of raw materials, materials and services
The main suppliers of equipment are foreign companies:
"Iskratel" (Slovenia) – up to 15 % of the total delivery volume.
"Italtel" (Italy) – up to 45 % of the total delivery volume.
"Siemens" (Germany) – up to 40 % of the total delivery volume.
Thus, imported deliveries for emitter activity make about 100 %.
Accessibility of these sources in the future shall depend on the policy of the Russian government, general economic situation in Russian and national currency exchange rate.

Emitter's market of sales (products, services):
Consumers of emitter services do not include such consumers whose input into services sales make more than 10% of total receipts.

Distribution of incomes from sales of telephone communication services among a considerable number of small consumers can be presented as follows:

Consumer name	II quarter of 2001 %	III quarter of 2001 %
Population	52.5	50.2
Companies financed from the budget sources	10.0	11.2
Commercial companies	37.5	38.6

Policy in relation to reserves
Emitter's policy related to circulating capital and reserves includes the following items:
· correct and timely documentation of operations and providing valid data;
· control over materials and valuables keeping in storage places and at all stages of replacement;
· control over reserves and circulating capital;
· regular control over materials usage on the basis of applied consumption norms;
· timely identification of unnecessary and excessive materials for sales in accordance with set out procedures.

Reserves turnover = Products/Average cost of reserves;
(in balance estimation)

Season character of activity
The emitter did not carry out activity of season character.

Main competitors
None.

34. Investment declaration. Description of emitter's activity.

It is provided only by investment funds.

35. Future activity of the emitter.

Future plans include:
1. Realisation of complex plan for regional network modernisation and extension;
2. Increase of digital networks development;
3. Further development of cellular communication by 2 standards of GSM 900;
4. Further development of ISDN services network and package commutation services EWSP(X.25);
5. Maintenance of information openness of the company.

36. Data on emitter's charter capital.

The amount of charter capital (Roubles): ***358 982 000***

Charter capital per categories of shares:
Ordinary shares:
Total volume (Roubles): ***269 236 000***
Share in charter capital: ***74.999861 %***

Preference shares:
Total volume (Roubles): ***89 746 000***
Share in charter capital: ***25.000139 %***

37. Data on state share (municipal unit) in the charter capital.

Share of emitter's charter capital being state (municipal) property:
Type of property: ***subject of the Russian Federation***
Share: ***0.1876%***
Shareholdings manager: ***The Committee for state property management of Tyumen Oblast***

Emitter's block of shares being part of state (municipal) property:
No such share

Availability of special right of participation of the Russian Federation, subjects of the Russian Federation, municipal units in emitter management ("golden share"):
Not previewed

38. Data on emitter's declared shares.

Type: ***ordinary***
Nominal cost (Roubles): ***10***
Amount: ***17 949 100***
Total volume (Roubles): ***179 491 000***
Placement conditions: ***none***

39. Substantial contracts and obligations of the emitter.

None

40. Emitter's obligations on issue of shares and securities converted into shares.

None

41. Data on sanctions imposed on the emitter and on emitter's participation in lawsuits and checks.

Date of sanction imposition: ***1.01.1998***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***tax legislation breaking***
Sanction type: ***fines***
Sanction amount (Roubles): ***286 563***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***29.11.1999***
The body who imposed the sanction: ***Omsk regional department of the Federal Commission of Russia on securities***
Imposition reasons: ***Breaking of the Russian laws on protection of rights and legal interests of investors on the securities market***
Sanction type: ***fine***
Sanction amount (Roubles): ***16 698***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***11.01.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding VAT***
Sanction type: ***penalties***
Sanction amount (Roubles): *7 214*
Sanction fulfilment: ***paid***

Date of sanction imposition: ***16.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***fine regarding income tax***
Sanction type: ***fine***
Sanction amount (Roubles): ***40***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***26.11.1998***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding VAT***
Sanction type: ***penalties***
Sanction amount (Roubles): ***1 211***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to pension fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***324***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***129***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***13.10.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to pension fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***172***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***10.01.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to pension fund***

Sanction type: ***penalties***
Sanction amount (Roubles): ***176***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***9.12.1998***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding income tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***234***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***21.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties and fine regarding medical insurance***
Sanction type: ***penalties and fine***
Sanction amount (Roubles): ***6 916***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***19.07.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to pension fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***5***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding VAT***
Sanction type: ***penalties***
Sanction amount (Roubles): ***14 547***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***11.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***arrears of income tax***
Sanction type: ***fine and penalties***
Sanction amount (Roubles): ***357***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***11.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***fine regarding income tax***
Sanction type: ***fine***
Sanction amount (Roubles): ***36***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***11.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding income tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***2 617***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***23.11.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding tax for police maintenance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***7***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***23.11.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding special tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***6***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***23.11.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding residential municipal economy***
Sanction type: ***penalties***
Sanction amount (Roubles): ***43***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***23.11.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding land tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***49***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***23.11.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding deductions of environmental pollution payments***
Sanction type: ***penalties***
Sanction amount (Roubles): ***3***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***12.10.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***

Sanction amount (Roubles): ***55***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***14.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***689***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***14.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***41***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***24.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding income tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***1 289***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***24.12.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***fine regarding income tax***
Sanction type: ***fine***
Sanction amount (Roubles): ***101***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***19.01.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to pension fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***1 028***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***865***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***

The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding residential fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***345***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***409***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***28.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding VAT***
Sanction type: ***penalties***
Sanction amount (Roubles): ***385***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***28.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding sales tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***182***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***28.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***fine regarding VAT***
Sanction type: ***fine***
Sanction amount (Roubles): ***378***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***28.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***fine regarding sales tax***
Sanction type: ***fine***
Sanction amount (Roubles): ***477***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to the local budget***
Sanction type: ***penalties***
Sanction amount (Roubles): ***3 419***

Sanction fulfilment: ***paid***

Date of sanction imposition: ***12.11.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to the pension fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***93***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***9.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties to the pension fund***
Sanction type: ***penalties***
Sanction amount (Roubles): ***851***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***9.04.1999***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***192***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***147***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding medical insurance***
Sanction type: ***penalties***
Sanction amount (Roubles): ***18***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding VAT***
Sanction type: ***penalties***
Sanction amount (Roubles): ***266 762***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***

Imposition reasons: ***penalties regarding tax on road users***
Sanction type: ***penalties***
Sanction amount (Roubles): ***14 060***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***fine***
Sanction type: ***fine***
Sanction amount (Roubles): ***650***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***Fines regarding profit tax***
Sanction type: ***fines***
Sanction amount (Roubles): ***891 292***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***Penalties for branches regarding other taxes***
Sanction type: ***penalties***
Sanction amount (Roubles): ***50 581***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***Penalties regarding property tax***
Sanction type: ***penalties***
Sanction amount (Roubles): ***32 666***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***Penalties regarding VAT***
Sanction type: ***penalties***
Sanction amount (Roubles): ***27 338***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***penalties regarding residential municipal economy taxes***
Sanction type: ***penalties***
Sanction amount (Roubles): ***9 097***
Sanction fulfilment: ***paid***

Date of sanction imposition: ***1.01.2000***
The body who imposed the sanction: ***State taxation bodies***
Imposition reasons: ***Fine according to audit act***
Sanction type: ***fine***
Sanction amount (Roubles): ***182 200***
Sanction fulfilment: ***paid***

42. Considerable facts (events, actions) that took place during the quarter under review.

Date of fact (event, action): ***12.07.2001***

Code: ***1200170A12072001***

Type of general meeting of OJSC «Tyumentelecom» shareholders: annual.
Type of meeting realisation: in person.
Date of internal part of the meeting: 27 June 2001.
Place of meeting: Tobolsk, Mendeleiev Pr., 5.
Quorum: 22888251 votes.

Items of agenda and Votes:

1. Election of Counting Board.

Votes:

PRO – 22882432	***99,97 %***
CONTRA - 0	***0 %***
REFRAINED - 0	***0 %***

Adopted decision:
To elect the following persons as Counting Board members:
1. Shevtsov Alexandre Fedorovich
2. Velizhanina Vera Ivanovna
3. Zuieva Elena Evaldovna
4. Lutsenko Svetlana Alexandrovna
5. Shevchenko Larisa Ivanovna
6. Kovalev Andrey Mikhailovich
7. Sokolova Faina Leonidovna
8. Skorobogatova Elena Valerievna
9. Volozhaninova Lydia Alexeievna
10. Bednyagin Anatoly Andreievich
11. Ibragomiva Ravza Kamilovna
12. Yevdokimova Alevtina Germanovna
13. Shuvaieva Olga Anatolievna

2. Confirmation of the annual report, balance sheet, account of profits and losses of OJSC «Tyumentelecom», distribution of its profits and losses during the year under review 2000 and planned distribution of its profits and losses for 2001.

Votes:

PRO - 22882432	***99,97%***
CONTRA - 0	***0%***
REFRAINED - 0	***0%***

Adopted decision:
" To confirm the annual report, balance sheet, account of profits and losses of OJSC «Tyumentelecom», distribution of its profits and losses during the year under review 2000 and planned distribution of its profits and losses for 2001".

3. Election of the members of the Board of Directors of OJSC "Tyumentelecom"

Votes:

1. Beliaiev Vadim Stanislavovich – general director of OJSC "VEO-invest" - 25900 votes.
2. Grushin Sergei Anatolievich – chief specialist of corporate management department of OJSC "Sviazinvest" - 0 votes.
3. Ksenzov Maxim Yurievich – Chief of department for communication and information technologies of Tyumen Oblast Administration - 22475 votes.
4. Kapelistaia Nadezhda Dmitrievna – Deputy general director OJSC "Tyumentelecom" - 19893559 votes.
5. Levin Nikolai Fedorovich – General director of OJSC «Tyumentelecom» - 28337968 votes.
6. Saraiev Nikolai Alexandrovich – 1st Deputy general director OJSC "Tyumentelecom" - 19918733 votes.
7. Michael Arthur Heywood – representative of CJSC "Bank Credit Swiss First Boston AO" - 21611750 votes.
8. Plyushchev Maxim Sergeievich - chief specialist of corporate management department of OJSC "Sviazinvest" - 23453700 votes.
9. Zholobov Vladimir Semenovich - chief specialist of corporate management department of OJSC "Sviazinvest" - 23455600 votes.
10. Sanachev Victor Petrovich – 1st Deputy general director of OJSC "Uralsviazinform" - 23453700 votes.

The election is recognised as effective. The following people are elected as members of the Board of directors of OJSC «Tyumentelecom»:

1. Zholobov Vladimir Semenovich - chief specialist of corporate management department of OJSC "Sviazinvest"
2. Michael Arthur Heywood – representative of CJSC "Bank Credit Swiss First Boston AO"
3. Kapelistaia Nadezhda Dmitrievna – Deputy general director OJSC "Tyumentelecom"
4. Levin Nikolai Fedorovich – General director of OJSC «Tyumentelecom»
5. Saraiev Nikolai Alexandrovich – 1st Deputy general director OJSC "Tyumentelecom"
6. Sanachev Victor Petrovich – 1st Deputy general director of OJSC "Uralsviazinform"
7. Plyushchev Maxim Sergeievich - chief specialist of corporate management department of OJSC "Sviazinvest"

4. Insertion of changes and additions into the Charter of OJSC "Tyumentelecom". Approval of new edition of OJSC "Tyumentelecom" Charter.

1. Item 1 of ballot paper No 4
Votes:

PRO - 22895432	***99,97%***
CONTRA - 0	***0 %***
REFRAINED - 0	***0 %***

Adopted decision
To exclude item 2.7 of article 2 from the Charter

2. Item 2 of ballot paper No 4
Votes:

PRO - 22895432	***99,97%***
CONTRA - 0	***0 %***
REFRAINED - 0	***0 %***

Adopted decision:
To edit paragraph 3, item 9.4, article 9 as follows : "In case the ballot-papers are sent to the shareholders by mail (registered mail, courier delivery), then their votes received by the Company no later than 2 days before the general meeting of shareholders are taken into

consideration to define the quorum and draw results of voting".

3. Item 3 of ballot paper No 4
Votes:
PRO - 22895432 99,97%
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision:
To edit item 9.8 of article as follows: "Decisions items mentioned in sub-items 1,2,3,5 and 18 require consent of ¾ of voting shares holders attending to the general meeting of shareholders".

4. Item 4 of ballot paper No 4
Votes:
PRO - 22895432 99,97%
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision:
To edit item 9.10 of article 9 as follows: "Decisions regarding other sub-items are adopted in a majority vote of voting shares holders attending to the general meeting of shareholders".

5. Item 5 of ballot paper No 4
Votes:
PRO - 22895432 99,97%
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision:
To supply item 11.9 of article 11 with sub-item 33 as follows: "- breaking of contract (agreement) with the general director in case of pre-term termination of his term of office upon decision of the general meeting of shareholders". Item 33 shall be renamed into Item 34.

6. Item 6 of ballot paper No 4
Votes:
PRO - 22882032 99,92%
CONTRA - 0 0 %
REFRAINED - 13400 0,05 %

Adopted decision:
To supply item 12.4 of article 12 with paragraph 4: "In case of equality of votes of the Board of directors members, the vote of the Chairman of the Board of directors is decisive".

7. Item 7 of ballot paper No 4
Votes:
PRO - 22895432 99,97%
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision:
To edit item 12.7 of article 12 as follows: "Notification on the meeting of the Board of Directors is sent to each member of the Board of Directors in writing according to procedure and terms defined by the Regulations on the Board of Directors. This does not concern the meeting when Company's business plan is considered (or corrected). In this case notification is sent to each

member of the Board of Directors in writing not later than 20 days prior to the meeting. The notification includes the agenda. All documents related to the agenda are attached to the notification. The Board of Directors cannot consider issues that are not mentioned in the notification. If necessary the Board of Directors meeting can be delayed upon agreement of all present members of the Board.

The first (organisation) meeting of the Board of Directors takes place on the day of the general meeting of shareholders when the Board members are elected (without preliminary sending of notifications). The first meeting elects the Chairman, Deputy Chairman and Secretary of the Board of Directors".

8. Item 8 of ballot paper No 4
Votes:

PRO - 22895432	***99,97%***
CONTRA - 0	***0 %***
REFRAINED - 0	***0 %***

Adopted decision:
To edit item 13.6 of article 13 as follows: " The list of the Board is approved by the Board of Directors upon suggestion of the General Director. The number of people should not exceed 7".

9. Item 9 of ballot paper No 4
Votes:

PRO - 22895432	***99,97%***
CONTRA - 0	***0 %***
REFRAINED - 0	***0 %***

Adopted decision:
The first paragraph or item 16, article 16 should be edited as follows: "Revision Commission consists of 5 (five) people elected every year in a majority vote of the holders of voting shares of the Company who take part in the general meeting and are entitled to vote regarding this issue. In case the number of candidates having majority of votes of the holders of voting shares of the Company exceeds the number set by the present Charter, the candidates having more votes as compared with other candidates shall be considered elected".

10. Item 10 of ballot paper No 4
Votes:

PRO - 22895432	***99,97%***
CONTRA - 0	***0 %***
REFRAINED - 0	***0 %***

Adopted decision:
Item 16.2 of article 16 should be added with paragraph 4 having the following contents: "The competence of the Revision Commission includes:

- verification of data validity of reports and other financial documents of the Company;
- identification of breaking the accounting rules established by legal documents of the Russian Federation and revealing mistakes in producing financial reports;
- verification of keeping to the laws while calculating and paying taxes;
- identification of breaking the legal documents of the Russian Federation which set out regulations regarding financial and industrial activity of the Company;
- evaluation of economic soundness of financial and industrial operations of the Company".

11. Item 11 of ballot paper No 4

Votes:
PRO - 22882032 ***99,92%***
CONTRA - 0 ***0 %***
REFRAINED - 13400 ***0,05 %***

Adopted decision:
To exclude the following line from item 16.3 of article 16 " – decision of the General Director".

12. Item 12 of ballot paper No 4
Votes:
PRO - 22882032 ***99,92%***
CONTRA - 0 ***%***
REFRAINED - 13400 ***0,05 %***

Adopted decision:
"To approve the new edition of the Charter of OJSC "Tyumentelecom".

5. Approval of new edition of the Statement on the Board of Directors of OJSC «Tyumentelecom».

Votes:
PRO - 22882032 ***99,92 %***
CONTRA - 0 ***0 %***
REFRAINED - 13400 ***0,05 %***

Adopted decision
"To approve the new edition of the Statement on the Board of Directors of OJSC «Tyumentelecom».

6. Approval of the Statement on Revision Commission of OJSC «Tyumentelecom».
Votes:
PRO - 22882032 ***99,92 %***
CONTRA - 0 ***0 %***
REFRAINED - 13400 ***0,05 %***

Adopted decision
"To approve the new edition of the Statement on Revision Commission of OJSC «Tyumentelecom».

7. Election of Revision Commission members of OJSC «Tyumentelecom».

1. Volkov Igor Ivanovich
Votes:
PRO - 22895432 ***99,97 %***
CONTRA - 0 ***0 %***
REFRAINED - 0 ***0 %***

Adopted decision
"To elect Volkov Igor Ivanovich as member of the Revision Commission of OJSC "Tyumentelecom".

2. Kareva Yekaterina Alexeievna
Votes:

PRO - 22895432 99,97 %
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision
"To elect Kareva Yekaterina Alexeievna as member of the Revision Commission of OJSC "Tyumentelecom".

3. Nadezhkina Galina Vasilievna
Votes:
PRO - 22895432 99,97 %
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision
"To elect Nadezhkina Galina Vasilievna as member of the Revision Commission of OJSC "Tyumentelecom".

4. Pudovkina Natalia Alexandrovna
Votes:
PRO - 22842282 99,77 %
CONTRA - 0 0 %
REFRAINED - 53150 0,20 %

Adopted decision
"To elect Pudovkina Natalia Alexandrovna as member of the Revision Commission of OJSC "Tyumentelecom".

5. Fomin Sergei Nikolaievich
Votes:
PRO - 22842282 99,77 %
CONTRA - 53150 0,20 %
REFRAINED - 0 0 %

Adopted decision
"To elect Fomin Sergei Nikolaievich as member of the Revision Commission of OJSC "Tyumentelecom".

8. Identification of dividends amount for 2000, procedure and terms of payments per each category of shares of OJSC "Tyumentelecom".
Votes:
PRO - 22895432 99,97 %
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision:
1. To pay dividends for the year 2000.
2. To approve the following amount of dividends:
- for one ordinary share - 0,16 roubles;
- for one preference share - 0,49 roubles.
3. Type of payment - cash
4. Term of payment:
- for preference shares – during the year 2001;
- for ordinary shares - during the year 2001.

4. Approval of the auditor of the Company for the year 2000 according to Russian accounting standards.

Votes:
PRO - 22892902 99,96 %
CONTRA - 0 0 %
REFRAINED - 0 0 %

Adopted decision
"To confirm LLC "TOP-Audit" as Company's Auditor for 2000 according to Russian accounting standards".

Date of fact (event, action): *17.07.2001*
Code: *1500170A17072001*

On July 17th 2001 the meeting of the Board of Directors of OJSC "Tyumentelecom" defined the date of OJSC "Tyumentelecom" shareholders register closing – July 28th 2001.

Date of fact (event, action): *27.07.2001*
Code: *1300170A27072001*

The meeting of the Board of Directors of OJSC "Tyumentelecom" was held on July 17th, 2001. The agenda included the following issues:

1. On re-organisation of OJSC «Tyumentelecom» by joining OJSC "Uralsviazinform". Consideration of merger agreement;
2. On convocation of extraordinary general meeting of shareholders of OJSC «Tyumentelecom», setting the date, venue and time of meeting, setting the date of closure of the register of shareholders entitled to take part in the general meeting of OJSC «Tyumentelecom» shareholders;
3. Confirmation of agenda of the extraordinary general meeting of shareholders of OJSC «Tyumentelecom»;
4. Confirmation of the list of information provided to shareholders for the extraordinary meeting of OJSC «Tyumentelecom» shareholders;
5. Confirmation of form and contents of ballot-paper for voting at the extraordinary meeting of OJSC «Tyumentelecom» shareholders.

The following decisions were adopted at the meeting of the Board of Directors:

First item of agenda:

1. To consider re-organisation of the Company and its joining to OJSC "Uralsviazinform" as reasonable;
2. To approve the draft of merger agreement between OJSC «Tyumentelecom» and OJSC "Uralsviazinform";
3. To include the following into agenda of the extraordinary meeting of shareholders: "On re-organisation of OJSC «Tyumentelecom» by joining OJSC "Uralsviazinform". Approval of merger agreement. Approval of the deed of transfer";
4. To empower the General director of the Company with the right of signature of merger

agreement.

Second item of agenda:

1. To convene extraordinary meeting of shareholders of the Company with joint presence of shareholders and to consider Company's re-organisation by joining OJSC "Uralsviazinform".
2. To fix the venue of the general meeting of shareholders on September 25th 2001 at 3 p.m. at: Tyumen city, Osipenko St., 1, "Regional Centre for national culture and arts of Tyumen Oblast Culture Committee"
3. To start registration of general meeting participants at 1 p.m.
4. To fix the date of compilation of shareholders list for participation in the general meeting as July 28th 2001.

Third item of agenda:

To confirm agenda of the extraordinary general meeting of OJSC "Tyumentelecom" shareholders:

1. On re-organisation of OJSC «Tyumentelecom» by joining OJSC "Uralsviazinform". Approval of merger agreement. Approval of the deed of transfer.

Fourth item of agenda:

To confirm the following list of information to be provided to shareholders before the general meeting:
- drafts of Merger Agreement and Deed of Transfer;
- accounting documents as of the last report date prior to the meeting;
- presentation of re-organisation;
- data on evaluation of cost and calculation of Company shares exchange rates and market cost of Company shares for identification of shares redemption value.

Fifth item of agenda:

To confirm the form and contents of ballot paper considering all changes and additions for voting at the general meeting of shareholders.

Quorum of the meeting of OJSC «Tyumentelecom» Board of Directors - 6 persons.
All decisions are adopted unanimously.

Date of fact (event, action): *9.10.2001*
Code: *1200170A09102001*

Type of general meeting: extraordinary;
Form of meeting carrying out: internal;
Date of general meeting: September 25th, 2001;
Venue: Tyumen, Osipenko St., 1;
Voting form: mixed.
Quorum:
Participants:
Voting by correspondence - 164 shareholders with right of vote totally by 217 148 of voting shares of OJSC «Tyumentelecom» and 7 plenipotentiary representatives of shareholders acting

on the basis of proxies issued for participation in the present meeting using votes totally by 176 768 voting shares of OJSC «Tyumentelecom» regarding all items of agenda.
Total number of participants of voting by correspondence - 171 shareholders and their plenipotentiary representatives holding totally 393 916 votes.

In person voting - 54 shareholders with vote rights totally of 1 634 266 votes represented by placed ordinary and preference shares of OJSC «Tyumentelecom» and 34 plenipotentiary representatives of shareholders acting on the basis of proxies issued for participation at the present meeting using vote right totally regarding 25 554 113 of voting shares of OJSC «Tyumentelecom».

Total number of meeting participants - 233 shareholders and their plenipotentiary representatives totally possessing 27 582 295 votes (which makes 76,835 % of total number of votes represented by placed ordinary and preference shares of OJSC «Tyumentelecom».

Agenda of the extraordinary general meeting of shareholders:
"On re-organisation of OJSC «Tyumentelecom» by joining OJSC "Uralsviazinform". Approval of merger agreement. Approval of the deed of transfer".

THE FIRST ITEM
"On re-organisation of OJSC «Tyumentelecom» by joining OJSC "Uralsviazinform". Approval of merger agreement. Approval of the deed of transfer"

Votes:

PRO - 27 527 165	***99, 80 % (of counted votes while quorum identification)***
CONTRA - 3 406	***0, 01 %***
REFRAINED - 752	***0, 003 %***

Adopted decision
"To re-organise OJSC «Tyumentelecom» by joining to OJSC "Uralsviazinform". To approve the merger agreement. To approve the deed of transfer".

43. Data on re-organisation of the emitter, its daughter and dependent companies.

none

44. Additional substantial information on the emitter.

none

B. Data on financial and business activity of the emitter

45. Annual accounting reports for the last three financial years.

Not provided for the current period under review

46. Accounting report for the quarter under review.

See attachment

47. Facts leading to increase or decrease of emitter's assets for more than 10% during the quarter under review.

None

The value of emitter's assets as at the end of the quarter prior to the quarter under review: ***1 756 664 000 roubles.***

The value of emitter's assets as at the end of the quarter under review: ***1 742 765 000 roubles.***

48. Facts leading to increase of emitter's profits (losses) for more than 20% compared to the previous quarter.

None

The value of emitter's profits (losses) at the end of quarter prior to the quarter under review: ***21 688 000 roubles.***

The value of emitter's profits (losses) at the end of quarter under review: ***-24432000 roubles.***

49. Data on formation and usage of reserve fund and other special funds of the emitter.

None

50. Emitter's transactions during the quarter under review if their amount makes 10 and more per cent of emitter's assets as at the end of the quarter prior to the quarter under review.

None

51. Data on using means acquired by the emitter as result of securities placement.

No data for the quarter under review

52. Loans received by the emitter and its daughter companies during the quarter under review.

Data on the amount of loans received by the emitter as at the end of the quarter under review:

Name	Rest as at the end of the year (roubles)	Received (roubles)	Repaid (roubles)	Rest as at the end of the quarter under review (roubles)
Long term bank credits	-	-	-	-
including not repaid in due time	-	-	-	-
Other long term bank credits	70 000	-	-	70 000
including not repaid in due time	-	-	-	-
Short term bank credits	2 064 000	-	-	-
including not repaid in due time	-	-	-	-
Bank credits for employees	-	-	-	-
including not repaid in due time	-	-	-	-
Other short term credits	-	-	-	-
including not repaid in due time	-	-	-	-

53. Debts receivable and accounts payable of the emitter and its daughter companies for the quarter under review.

Data on the amount of debts receivable and accounts payable of the emitter as at the end of the quarter under review:

Name	Rest as at the end of the year (roubles)	Received (roubles)	Repaid (roubles)	Rest as at the end of the quarter under review (roubles)
1) Debts receivable:				
short term	151 033 000	-	-	122 451 000
including overdue	-	-	-	-

including for more than 3 months	-	-	-	-
including on:				
-	-	-	-	-
long term	1 786 000	-	-	4 314 000
including overdue	-	-	-	-
including for more than 3 months	-	-	-	-
including on:				
-	-	-	-	-
2) Accounts payable:				
short term	105 800 000	-	-	112 437 000
including overdue	-	-	-	-
including for more than 3 months	-	-	-	-
including on:				
-	-	-	-	-
long term	169 527 000	-	-	122 260 000
including overdue	-	-	-	-
including for more than 3 months	-	-	-	-
including on:				
-	-	-	-	-
Security:				
received	-	-	-	-
including from the 3rd persons	-	-	-	-
including on:				
-	-	-	-	-
paid	-	-	-	-
including to the 3rd persons	-	-	-	-
including on:				
-	-	-	-	-
3) Promissory notes movements:				
Issued promissory notes	-	-	-	-
including overdue	-	-	-	-
including on:				
-	-	-	-	-
Received promissory notes	-	-	-	-
including overdue	-	-	-	-
including on:				
-	-	-	-	-

54. Emitter's financial investments.

Data on financial investments of the emitter as at the end of the quarter under review:

Name	Investment value as at the end of the quarter under review (roubles)		
	Short term (less than 1 year)	**Long term (more than 1 year)**	**Total**
Investments into state securities of the Russian Federation	-	-	-
Investments into state securities of the subjects of the Russian Federation	-	-	-
Investments into securities of local self-governing bodies	-	-	-
Investments into securities and shares of other companies	-	633 000	633 000
Investments into bonds and other liabilities	-	-	-
Other provided loans	-	-	-
Investments into emitter's daughter companies	-	12 743 000	12 743 000
Investments into emitter's dependent companies	-	412 000	412 000

Financial investments into companies liquidated according to procedure established by the Russian laws			
Company name	**Liquida-tion date**	**The body decided on liquidation**	**Amount of investment (roubles)**
-		-	-
Total			-

Financial investments into companies recognised as bankrupts according to procedure established by the Russian laws			
Company name	**Liquida-tion date**	**The body decided on liquidation**	**Amount of investment (roubles)**
-		-	-
Total			-

The value of emitter's assets as at the end of the quarter under review (roubles)	1 742 765

Financial investments into companies if the investments make 10 and more per cent of the emitter's assets as at the end of the quarter under review		
Company name	**Value of investment (roubles)**	**Share in assets**
-	-	0 %
Total	-	0 %

55. Other substantial information on financial and business activity of the emitter

None.

C. Data on emitter's securities

56. Data on emitter's securities.

Ordinal number of the issue: ***1***
Category: ***ordinary***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***0.5 roubles***

Number of shares of the issue: ***262 057***
Total volume of the issue: ***131 028.5***

Data on state registration of the issue:
Registration date: ***25.05.1994***
Registration number: ***67-1n-723***
State registration body: ***Financial bodies***

Method of placement: ***purchase in the process of re-organisation into a joint stock company***
Period of placement: ***from 25.05.1994 to 16.11.1994***

Current state of the issue: ***all securities of the issue are repaid (annulled)***
The number of securities placed in fact according to registered report on issue results: ***262 057***

Data on state registration of report on issue results:

Registration date: ***2.06.1996***
State registration body: ***Financial bodies***

Limitations of securities circulation (if any):
no

Market information on securities of the issue:
no

Additional substantial information on securities of the issue:
no

Ordinal number of the issue: ***1***
Category: ***preference***
Shares type: ***A***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***0.5 roubles***

Number of shares of the issue: ***89 746***
Total volume of the issue: ***44 873***

Data on state registration of the issue:
Registration date: ***25.05.1994***
Registration number: ***67-1n-723***
State registration body: ***Financial bodies***

Method of placement: ***purchase in the process of re-organisation into a joint stock company***
Period of placement: ***from 25.05.1994 to 16.11.1994***

Current state of the issue: ***all securities of the issue are repaid (annulled)***
The number of securities placed in fact according to registered report on issue results: ***89 746***

Data on state registration of report on issue results:
Registration date: ***2.06.1996***
State registration body: ***Financial bodies***

Limitations of securities circulation (if any):
no

Market information on securities of the issue:
no

Additional substantial information on securities of the issue:
no

Ordinal number of the issue: ***1***

Category: ***preference***
Shares type: ***B***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***0.5 roubles***

Number of shares of the issue: ***7 179***
Total volume of the issue: ***3 589.5***

Data on state registration of the issue:
Registration date: ***25.05.1994***
Registration number: ***67-1n-723***
State registration body: ***Financial bodies***

Method of placement: ***purchase in the process of re-organisation into a joint stock company***
Period of placement: ***from 25.05.1994 to 16.11.1994***

Current state of the issue: ***all securities of the issue are repaid (annulled)***
The number of securities placed in fact according to registered report on issue results: ***7 179***

Data on state registration of report on issue results:
Registration date: ***2.06.1996***
State registration body: ***Financial bodies***

Limitations of securities circulation (if any):
no

Market information on securities of the issue:
no

Additional substantial information on securities of the issue:
no

Ordinal number of the issue: ***2***
Category: ***ordinary***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***10 roubles***

Number of shares of the issue: ***26 923 600***
Total volume of the issue: ***269 236 000***

Data on state registration of the issue:
Registration date: ***12.08.1996***
Registration number: ***67-1-1074***
State registration body: ***Financial bodies***

Method of placement: ***distribution among shareholders***

Period of placement: ***from 30.08.1996 to 30.08.1996***

Current state of the issue: ***placement completed***
The number of securities placed in fact according to registered report on issue results: ***26 923 600***

Data on state registration of report on issue results:
Registration date: ***25.10.1999***
State registration body: ***the Russian Federal Commission on Securities***

Limitations of securities circulation (if any):
no

Market information on securities of the issue:
The shares are quoted in the Russian Trade System

Additional substantial information on securities of the issue:
no

Ordinal number of the issue: *2*
Category: ***preference***
Shares type: ***no***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***10 roubles***

Number of shares of the issue: ***8 974 600***
Total volume of the issue: ***89 746 000***

Data on state registration of the issue:
Registration date: ***12.08.1996***
Registration number: ***67-1-1074***
State registration body: ***Financial bodies***

Method of placement: ***distribution among shareholders***
Period of placement: ***from 30.08.1996 to 30.08.1996***

Current state of the issue: ***placement completed***
The number of securities placed in fact according to registered report on issue results: ***8 974 600***

Data on state registration of report on issue results:
Registration date: ***25.10.1999***
State registration body: ***the Russian Federal Commission on Securities***

Limitations of securities circulation (if any):
no

Market information on securities of the issue:

The shares are quoted in the Russian Trade System

Additional substantial information on securities of the issue:
no

57. Data on emitter's bonds.

Ordinal number of the issue: ***1***
Series: ***1***
Type: ***interest bearing***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***10 roubles***

Number of shares of the issue: ***1 061 113***
Total volume of the issue: ***10 611 130***

Data on state registration of the issue:
Registration date: ***20.01.1998***
Registration number: ***4-01-00170-A***
State registration body: ***the Russian Federal Commission on Securities***

Method of placement: ***closed subscription***
Period of placement: ***from 23.02.1998 to 16.09.1998***

Current state of the issue: ***placement completed***
The number of securities placed in fact according to registered report on issue results: ***1 061 113***

Data on state registration of report on issue results:
Registration date: ***26.10.1998***
State registration body: ***the Russian Federal Commission on Securities***

Limitations of securities circulation (if any):
no

Market information on securities of the issue:
no
Circulation period of bonds of the issue: ***from 23.02.1998 to 1.07.2008***

Incomes from the bonds of the issue:
In per cent from the nominal cost: ***Corresponds to officially set rate of the Savings Bank of Russia regarding demand deposits as of January 1st of each year of bonds circulation.***
Other property equivalent per 1 bond (roubles): ***not previewed***
Other income and right per bonds of the issue: ***telephone line installation services following the programme "Russian People's Telephone"***
Redemption term: ***from 1.01.2008 to 1.07.2008***
Redemption condition and procedure: ***Redemption within 10 working days from the date of application for redemption. Redemption takes place in emitter's branches by:***
1. Conclusion of agreement for telephone line installation if full package of bonds and technical

possibility for installation are available;
2. Or payment of bonds nominal cost and interest.

Date of pre-term redemption availability: ***23.08.1998***

Redemption condition and procedure: ***Pre-term-redemption within 10 working days from the date of application for pre-term redemption. Redemption takes place in emitter's branches by:***
1. Conclusion of agreement for telephone line installation if full package of bonds and technical possibility for installation is available;
2. Or payment of bonds nominal cost and interest.

Bond security:
Security is not previewed.

Income from the bonds of the issue paid in the quarter under review:
Monetary means: ***0 roubles***

-

other property equivalent: ***0 roubles***

-

other property rights and (or) other income: ***0 roubles***
The income is paid by telephone line installation services.

Additional substantial information on securities of the issue:
The issue is repaid ahead of time.

Ordinal number of the issue: ***2***
Series: ***2***
Type: ***interest bearing***
Type of securities: ***nominal non-documentary***
Nominal cost of one share of the issue: ***50 roubles***

Number of shares of the issue: ***10 000***
Total volume of the issue: ***500 000***

Data on state registration of the issue:
Registration date: ***15.09.1999***
Registration number: ***4-02-00170-A***
State registration body: ***the Russian Federal Commission on Securities***

Method of placement: ***closed subscription***
Period of placement: ***from 30.09.1999 to 23.07.2000***

Current state of the issue: ***placement completed***
The number of securities placed in fact according to registered report on issue results: ***1 395***

Data on state registration of report on issue results:
Registration date: ***4.10.2000***

State registration body: ***the Russian Federal Commission on Securities***

Limitations of securities circulation (if any):
No.

Market information on securities of the issue:
No.

Period of bonds circulation of the issue: ***from 30.09.1999 to 1.07.2004***

Income from bonds of the issue:
- In per cent from the nominal cost: ***Interest rate per bond per year is 2% of the nominal cost.***
 Other property equivalent per bond (roubles): ***not previewed***
 Other income and right per bonds of the issue: ***The rights of holder of every security of the issue. A bond of this issue provides equal rights to all holders as follows:***
1) to receive as redemption a nominal cost of bond and warrant income accounted in accordance with item 10.1 of the resolution on securities issue;
2) to receive access to telephone network by signing a service agreement within the period of circulation of bonds of this issue and if technically possible;
3) to get pre-term redemption of a bond in accordance with item 10.3 of resolution on securities issue;
4) to receive liquidation cost of a bond in the fifth place if the emitter is liquidated.

If the emitter is liquidated the creditors' demands are satisfied in the following order:
· in the first place: in case the emitter under liquidation is liable for life or health damage against bond holder;
· in the second place: payment of allowance and remuneration to persons working on contract basis, payment of royalties;
· in the third place: requirements of creditors regarding liabilities secured by pawning of property of liquidated emitter;
· in the fourth place: redemption regarding obligatory payment to the budget and non-budget funds;
· in the fifth place: settlements with bond holders according to series number.

Redemption period: ***from 1.07.2004 to 1.07.2004***
Redemption procedure: ***The bondholder is paid the amount of nominal and interest rate when the bond is repaid.***
Date of pre-term redemption availability: ***23.07.2000***
Redemption condition and procedure: ***Pre-term redemption of bonds starts not earlier than 5 (five) days after the moment of state registration of report on securities issue results, but not later than the date of circulation termination by payment of the nominal cost of bonds and the amount of warrant income accounted in accordance with item 10.1 of the resolution on securities issue.***

Payment of bond nominal cost and warrant income is made within 10 working days from the date of application for pre-term redemption.

Bond security:
Security is not previewed.

Income from the bonds of the issue paid in the quarter under review:

Monetary means: ***0 roubles***
No.

Other property equivalent: ***0 roubles***
No.

Other property rights and (or) other income: ***0 roubles***
No.

Additional substantial information on securities of the issue:
No.

D. Other data on emitter's securities

58, 59, 60. Rights of holders of emitter's shares. Dividends on emitter's shares.

Category (type) of shares: ***ordinary non-documentary shares of second issue***

Rights of holder of this category (type) of share: ***Every holder of preference and ordinary shares is entitled to:***

· to attend meetings of shareholders in person or through plenipotentiary representatives and propose items for consideration in accordance with the present Charter;

to freely transfer rights for the shares belonging to the shareholder;

· to receive a share of net profit (dividends) subject to distribution among shareholders in accordance with procedure set out in the Charter depending on the category (type) of shares belonging to the shareholder;

· to receive a part of Company's property cost (liquidation cost) remaining after company liquidation proportionally to the number of shares of corresponding category (type);

· to have free access to the Company's documents as stated in the Charter and to obtain copies of these documents against payment;

· to transfer all rights or some rights provided by a share of corresponding category (type) to its representative (representatives) on the bases of a letter of attorney;

· to apply to the court of laws with suits;

· to enjoy other rights set out by the Charter, legislation and resolutions of general meeting of shareholders adopted in accordance with its competence;

· in case the Company places voting shares by open subscription to be paid in cash, the holders of voting shares have privileged right of purchase of these securities in the amount proportional to the number of Company's voting shares in their possession.

Every ordinary share of the Company provides its holder with equal rights.

The holders of ordinary shares may participate in general meetings of shareholders with a vote right regarding all issues in the competence of the meeting. They also have right to receive dividends and a part of property in case of Company's liquidation.

Rights of holders of preference shares:

· the holders of preference shares have the right for annual fixed dividends. The total amount paid as dividend on each preference share is fixed at 10% of Company's net profit upon results of the last financial year divided by the number of shares making 25% of Company's charter capital. If the amount of dividends paid on each ordinary share in certain year exceeds the amount to be paid as dividend on each preference share, then the dividends paid on preference shares should be increased up to amount of dividends paid on ordinary shares;

· if the amount of dividends on preference shares is not defined, holders of preference shares have the right to get equal dividends as the holders of ordinary shares;

· dividends are paid to the holders of preference and ordinary shares within the financial year when the general meeting of shareholders decided to pay dividends on shares. The list of persons entitled to receive annual dividends includes shareholders and nominal holders of shares whose data is in the register of shareholders at the date of list compilation and who is entitled to participate in the annual general meeting of shareholders;
· shareholders - owners of preference shares participate in the general meeting of shareholders with the right of vote when decision on Company re-organisation and liquidation is taken. Shareholders – owners of preference shares obtain the right of vote to take decisions at the general meeting of shareholders on changes and additions of the Company's charter limiting the rights of this type of shareholders including definition or increase of liquidation cost paid on preference shares of the previous series, as well as providing holders of other type of preference shares with privileges to receive dividends and (or) liquidation cost of shares in the first place;
· shareholders – owners of preference shares have the right to receive nominal cost of shares upon company liquidation.
Shareholders – owners of voting shares have the right to demand the Company to repurchase all or part of their shares in the following cases:
· company re-organisation or conclusion of big transaction if the corresponding decision is taken at the general meeting of shareholders in case holders of voting shares voted against re-organisation or transaction hereabove, or they did not take part in voting on these issues;
· insertion of changes and additions into Company's charter or approval of the new edition of the Charter limiting their rights, in case they voted against corresponding decision, or they did not take part in voting on these issues.
The Company shall inform the shareholders on their rights to demand repurchase of their shares by the company, price and procedure of redemption.
Demands of shareholders on redemption of their shares by the Company should be made not later than 45 days from the date of adoption of corresponding decision by the general meeting of shareholders.
Upon expire of the above mentioned term the Company is obliged to repurchase its shares within 30 days to satisfy the claims of shareholders.
The total amount of funds allotted for share redemption can not exceed 10% of the cost of net-assets of the Company as of the date of decision adoption.

Share dividends of given category (type) of shares:
Period: ***1996, IV quarter***
Dividend per shares (roubles): ***0.048***
Total amount of dividends accounted per share of this category (type) (roubles): ***1 292 332.8***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***1 292 332.8***

Period: ***1997, IV quarter***
Dividend per shares (roubles): ***0.103***
Total amount of dividends accounted per share of this category (type) (roubles): ***2 773 130.8***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***2 773 130.8***

Period: ***1998, IV quarter***
Dividend per shares (roubles): ***0***
Total amount of dividends accounted per share of this category (type) (roubles): ***0***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***0***

Period: ***1999, IV quarter***
Dividend per shares (roubles): ***0.08***

Total amount of dividends accounted per share of this category (type) (roubles): ***2 153 888***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***2 153 888***

Period: ***2000, IV quarter***
Dividend per shares (roubles): ***0.16***
Total amount of dividends accounted per share of this category (type) (roubles): ***4 307 776***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***0***

Outstanding calculated amount of dividends for shares of this category (type) (roubles): ***4 307 776***

Category (type) of shares: ***preference non-documentary shares of the second issue***
Rights of holder of this category (type) of share: ***Every holder of preference and ordinary shares is entitled to:***
-to attend meetings of shareholders in person or through plenipotentiary representatives and propose items for consideration in accordance with the present Charter;
to freely transfer rights for the shares belonging to the shareholder;
· to receive a share of net profit (dividends) subject to distribution among shareholders in accordance with procedure set out in the Charter depending on the category (type) of shares belonging to the shareholder;
· to receive a part of Company's property cost (liquidation cost) remaining after company liquidation proportionally to the number of shares of corresponding category (type);
· to have free access to the Company's documents as stated in the Charter and to obtain copies of these documents against payment;
· to transfer all rights or some rights provided by a share of corresponding category (type) to its representative (representatives) on the bases of a letter of attorney;
· to apply to the court of laws with suits;
· to enjoy other rights set out by the Charter, legislation and resolutions of general meeting of shareholders adopted in accordance with its competence;
· in case the Company places voting shares by open subscription to be paid in cash, the holders of voting shares have privileged right of purchase of these securities in the amount proportional to the number of Company's voting shares in their possession.
Every ordinary share of the Company provides its holder with equal rights.
The holders of ordinary shares may participate in general meetings of shareholders with a vote right regarding all issues in the competence of the meeting. They also have right to receive dividends and a part of property in case of Company's liquidation.
Rights of holders of preference shares:
· the holders of preference shares have the right for annual fixed dividends. The total amount paid as dividend on each preference share is fixed at 10% of Company's net profit upon results of the last financial year divided by the number of shares making 25% of Company's charter capital. If the amount of dividends paid on each ordinary share in certain year exceeds the amount to be paid as dividend on each preference share, then the dividends paid on preference shares should be increased up to amount of dividends paid on ordinary shares;
· if the amount of dividends on preference shares is not defined; holders of preference shares have the right to get equal dividends as the holders of ordinary shares;
· dividends are paid to the holders of preference and ordinary shares within the financial year when the general meeting of shareholders decided to pay dividends on shares. The list of persons entitled to receive annual dividends includes shareholders and nominal holders of shares whose data is in the register of shareholders at the date of list compilation and who is entitled to participate in the annual general meeting of shareholders;
· shareholders - owners of preference shares participate in the general meeting of shareholders with the right of vote when decision on Company re-organisation and liquidation is taken. Shareholders – owners of preference shares obtain the right of vote to take decisions at the

general meeting of shareholders on changes and additions of the Company's charter limiting the rights of this type of shareholders including definition or increase of liquidation cost paid on preference shares of the previous series, as well as providing holders of other type of preference shares with privileges to receive dividends and (or) liquidation cost of shares in the first place;
· shareholders – owners of preference shares have the right to receive nominal cost of shares upon company liquidation.
Shareholders – owners of voting shares have the right to demand the Company to repurchase all or part of their shares in the following cases:
· company re-organisation or conclusion of big transaction if the corresponding decision is taken at the general meeting of shareholders in case holders of voting shares voted against re-organisation or transaction hereabove, or they did not take part in voting on these issues;
· insertion of changes and additions into Company's charter or approval of the new edition of the Charter limiting their rights, in case they voted against corresponding decision, or they did not take part in voting on these issues.
The Company shall inform the shareholders on their rights to demand repurchase of their shares by the company, price and procedure of redemption.
Demands of shareholders on redemption of their shares by the Company should be made not later than 45 days from the date of adoption of corresponding decision by the general meeting of shareholders.
Upon expire of the above mentioned term the Company is obliged to repurchase its shares within 30 days to satisfy the claims of shareholders.
The total amount of funds allotted for share redemption can not exceed 10% of the cost of net assets of the Company as of the date of decision adoption.

Share dividends of given category (type) of shares
Period: ***1996, IV quarter***
Dividend per shares (roubles): ***0.29***
Total amount of dividends accounted per share of this category (type) (roubles): ***2 602 634***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***2 602 634***

Period: ***1997, IV quarter***
Dividend per shares (roubles): ***0.7728***
Total amount of dividends accounted per share of this category (type) (roubles): ***6 935 570.88***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***6 935 570.88***

Period: ***1998, IV quarter***
Dividend per shares (roubles): ***0.01***
Total amount of dividends accounted per share of this category (type) (roubles): ***8 974 600***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***8 974 600***

Period: ***1999, IV quarter***
Dividend per shares (roubles): ***0.84***
Total amount of dividends accounted per share of this category (type) (roubles): ***7 538 664***
Total amount of dividends paid in fact for shares of this category (type) (roubles): ***7 538 664***

Period: ***2000, IV quarter***
Dividend per shares (roubles): ***0.49***
Total amount of dividends accounted per share of this category (type) (roubles): ***4 397 554***

Total amount of dividends paid in fact for shares of this category (type) (roubles): ***0***

Outstanding calculated amount of dividends for shares of this category (type) (roubles): ***4 397 554***

61. Limitations on securities circulation.

See items 56 and 57

62. Other substantial information on emitter's securities.

No.

Attachment. Accounting report for 9 months of 2001

ACCOUNTING POLICY

The principal statements of the accounting policy of the Company

1. Receipts for the purpose of taxation is defined according to incomes of monetary means for provided services;
2. The following method is applied to accounting of low value objects and consumables depreciation: 100% of wear when objects are transferred from the warehouse and put into exploitation;
3. Depreciation of intangible assets is accounted monthly following the norms calculated on the basis of initial cost and the term of usage. If it's impossible to define the term of usage, 10 years period is applied.
4. Emergency depreciation of the active part of OJSC "Tyumentelecom" fixed assets is accounted in a centralised way applying coefficient 2;
5. Reserves created in the Company:
- maintenance fund;
- fund of payments for vacation period;
- reserve fund for payment of rewards at the end of the year;
- reserve fund to finance expenses connected with insurance risks;
- other reserve funds according to effective laws.

BALANCE SHEET

		Code
	Form № 1 by OKUD	0710001
As at **October 1st, 2001**	Date (year, month, day)	
Company: **Open joint stock company "Tyumentelecom"**	By OKPO	01159984
Tax payer ID	INN	7202029076
Activity type: **telecommunications**	By OKDP	47
Legal form / property type: **open joint stock company**	by OKOPF/OKFS	-
Unit: thousand roubles	by OKEI	

ASSETS	Line	As of the beginning of the period under review	As of the end of the period under review
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04, 05)	110	11 029	699
Patents, licenses, trademarks (service marks), other similar rights and assets	111	9 931	-
Representations costs	112	-	-
Company's business reputation	113	-	-
Fixed assets (01, 02, 03)	120	1 470 296	1 406 531
Land plots and objects of nature use	121	14	14
Buildings, machines and equipment	122	1 457 525	1 999 224
Not completed construction (07, 08, 16, 61)	130	87 939	126 641
Income investments into intangible assets (03)	135	-	-
Property for transfer on leasing terms	136	-	-
Property provided on renting conditions	137	-	-
Long-term financial investments (06,82)	140	13 987	13 914
Investments in daughter companies	141	12 743	12 743
Investments in affiliated companies	142	412	412
Investments in other companies	143	706	633
Loans provided to companies for more than 12 months	144	-	-
Other long-term financial investments	145	126	126
Other non-circulating assets	150	-	-
TOTAL for section I	190	1 583 251	1 547 785
II. CIRCULATING ASSETS			
Supplies	210	24 564	43 077
Raw materials, ready materials and other similar valuables (10, 12, 13, 16)	211	20 789	27 267
Raising livestock (11)	212	-	-
Expenses in non-completed production (expenses of circulation) (20, 21, 23, 29, 30, 36, 44)	213	-	-
Ready products and goods for resale (16, 40, 41)	214	713	2 731
Goods ready to be shipped (45)	215	-	-
Future expenses (31)	216	3 062	13 079
Other reserves and expenses	217	-	-
Value-added tax on purchased valuables (19)	220	11 190	16 020
Debt receivable (payment of which is expected within 12 months after the period under review)	230	1 461	4 314
Buyers and customers (62, 76, 82)	231	-	-
Bills receivable (62)	232	-	-
Debts of daughter companies and affiliates (78)	233	-	-
Advances given (61)	234	-	-
Other debtors	235	1 461	4 314
Debt receivable (payment of which is expected within 12 months after the period under review)	240	133 722	122 451
Buyers and customers (62, 76, 82)	241	86 414	86 989
Bills receivable (62)	242	179	-

Debts of daughter companies and affiliates (78)	243	-	-
Debts of participants (founders) regarding investments into charter capital (75)	244	-	-
Advances given (61)	245	-	-
Other debtors	246	47 129	35 462
Short-term financial investments (56, 58, 82)	250	-	-
Loans provided to companies for less than 12 months	251	-	-
Proper repurchased shares	252	-	-
Other short-term financial investments	253	-	-
Monetary means	260	15 158	9 118
cash (50)	261	367	570
Settlement accounts (51)	262	13 248	4 400
Hard currency accounts (52)	263	-	-
Other monetary means (55, 56, 57)	264	1 543	4 148
Other circulating assets	270	-	-
TOTAL for section II	290	186 095	194 980
BALANCE (sum of lines 190 + 290)	399	1 769 346	1 742 765

LIABILITIES	Line	As of the beginning of the period under review	As of the end of the period under review
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	358 982	358 982
Additional capital (87)	420	1 050 475	1 050 475
Reserve capital (86)	430	5 973	5 973
Reserve funds formed pursuant to effective laws	431	5 973	5 973
Reserve funds formed pursuant to constituent documents	432	-	-
Social sphere fund (88)	440	8 500	7 840
Investments and incomes of special purpose (96)	450	-	-
Retained profit of previous years (88)	460	36 083	36 083
Non covered loss of previous years (88)	465	-	-
Retained profit of the year under review (88)	470	-	12 690
Non covered loss of the year under review (88)	475	-	-
TOTAL for section III	490	1 460 013	1 472 043
IV. LONG-TERM LIABILITIES			
Borrowed funds and credits (92, 95)	510	70	70
Bank credits to be repaid later than 12 months after the accounting date	511	-	-
Loans to be repaid later than 12 months after the accounting date	512	70	70
Other long-term liabilities	520	182 074	122 190
TOTAL for section IV	590	182 144	122 260
V. SHORT-TERM LIABILITIES			
Borrowed funds and credits (90, 94)	610	2 064	-
Bank credits to be repaid within 12 months after the accounting date	611	2 064	-
Loans to be repaid within 12 months after the accounting date	612	-	-
Accounts payable	620	104 436	112 437
Suppliers and contractors (60, 76)	621	22 461	6 184
Bills payable (60)	622	-	-
Debts to daughter companies and affiliates (78)	623	-	-
Debts to the staff personnel of the Company (70)	624	8 064	14 107
Debts to the state non-budget funds (69)	625	3 649	3 943
Debts to the budget (68)	626	17 798	21 866
Advance received (64)	627	17 686	22 648
Other creditors	628	34 778	43 689
Debts to the participants (founders) on incomes payment (75)	630	11 556	10 315
Future incomes (83)	640	7 293	8 111
Reserves for future expenses (89)	650	1 840	17 599
Other short-term liabilities	660	-	-
TOTAL for section V	690	127 189	148 462

BALANCE (sum of lines 490 + 590 + 690)	699	1 769 346	1 742 765

CERTIFICATE ON VALUABLES ACCOUNTED APART FROM BALANCE

Name	Line	As of the beginning of the period under review	As of the end of the period under review
1	2	3	4
Rented fixed assets (001)	910	7 735	116 349
Including on leasing terms	911	-	-
Goods and materials accepted for storage (002)	920	47	47
Goods accepted on commission (004)	930	-	-
Debts of non-solvent debtors written off as loss (007)	940	586	1 291
Received warranties for bonds and payments (008)	950	-	-
Paid warranties for bonds and payments (008)	960	-	-
Depreciation of residential fund (014)	970	4 426	5 413
Depreciation of external facilities and similar objects (015)	980	-	-
Strictly accounted forms	990	-	203

INCOMES AND LOSSES STATEMENT

		Code
	Form № 2 by OKUD	0710001
As at **October 1st, 2001**	Date (year, month, day)	
Company: **Open joint stock company "Tyumentelecom"**	By OKPO	01159984
Tax payer ID	INN	7202029076
Activity type: **telecommunications**	By OKDP	47
Legal form / property type: **open joint stock company**	by OKOPF/OKFS	-
Unit: thousand roubles	by OKEI	

Re: payment

Name	Line	For the period under review	For the similar period of last year
1	2	3	4
I. Incomes and expenses regarding usual activities			
Receipts (net) from sale of goods, production, work, services less value-added tax, excise payments and other similar payments	10	670 082	500 860
Including from sales of communication services	11	589 055	466 937
Prime cost of sold goods, production, work, services	20	-565864	-390707
Including from sales of communication services	21	550 259	387 445
Gross income	29	104 218	110 153
Commercial expenses	30	-8906	-6361
Management expenses	40	-	-
Profit (loss) from the sale (lines (010 - 020 - 030 - 040))	50	95 312	103 792
II. Operational incomes and expenses			
Interest receivable	60	23	45
Interest payable	70	-10538	-12117
Income from participation in other companies	80	-	48
Other operational income	90	610	4 600
Other operational expenses	100	-22121	-26180
III. Non-operational incomes and expenses			
Non-operational incomes	120	25 518	24 757
Non-operational expenses	130	-40821	-33596
Pre-taxed profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	47 983	61 349
Profit tax and other similar obligatory payments	150	-35293	-28444
Profit (loss) from usual activity	160	12 690	32 905
IV. Emergency incomes and expenses			
Emergency incomes	170	-	-
Emergency expenses	180	-	-
Net profit (retained profit (loss) of the period under review (lines (160 + 170 - 180))	190	12 690	32 905

Date: 01.01.2001

LIST OF AFFILIATED PERSONS

Open joint stock company

TYUMENTELECOM

General director of OJSC "Tyumentelecom" Levin N.F.

Stamp

LIST OF AFFILIATED PERSONS OF OJSC "TYUMENTELECOM" as of 01.01.2001

Service (unit): Securities Department of OJSC "Tyumentelecom"
Responsible person: Zaichko Dmitri Anatolievich
Telephone: (3452) 499 211

№	Complete name of the legal person *Full name of the physical person*	Location and postal address of the legal person Residential address of the physical person	Effective date of the document *proving person's* affiliation to OJSC "Tyumentelecom"	The reason why the person is affiliated to OJSC "Tyumentelecom"	Number of shares, pieces		Share in Charter capital of OJSC "Tyumentelecom", %
					ordinary	preference	
1	Vlasov Anatoly Timofeievich	Russia, Moscow	06.06.2000	Member of the Board of directors of OJSC «Tyumentelecom»	No share	No share	No share
2	Levin Nikolai Fedorovich	Russia, Tyumen city	12.04.1995	Member of the Board of directors, Board member, general director of OJSC «Tyumentelecom»	424000	20500	1,24
3	Saraiev Nikolai Alexandrovich	Russia, Tyumen city	06.06.2000	Member of the Board of directors, Board member of OJSC «Tyumentelecom»	333398	11600	0,96
4	Kapelistaia Nadezhda Dmitrievna	Russia, Tyumen city	06.06.2000	Member of the Board of directors, Board member of OJSC «Tyumentelecom»	330400	14110	0,96
5	Ksenzov Maxim Yurievich	Russia, Tyumen city	06.06.2000	Member of the Board of directors of OJSC «Tyumentelecom»	No share	No share	No share
6	Plyushchev Maxim Sergeievich	Russia, Moscow	06.06.2000	Member of the Board of directors of OJSC «Tyumentelecom»	No share	No share	No share
7	Polyakov Leonid Konstantinovich	Russia, Tyumen city	06.06.2000	Board member of OJSC «Tyumentelecom»	1070	100	0,0033
8	Stolbov Vladimir Petrovich	Russia, Tyumen city	06.06.2000	Member of the Board of directors of OJSC «Tyumentelecom»	185826	1402	0,52
9	Dmitrieva Elena Vladimirovna	Russia, Tyumen city	06.06.2000	Board member of OJSC «Tyumentelecom»	41300	3400	0,12
10	Tsaregorodtsev Igor Gennadievich	Russia, Tyumen city	06.06.2000	Board member of OJSC «Tyumentelecom»	100	10	0.0003
11	Peshkichev Yuri Vasilievich	Russia, Tyumen city	06.06.2000	Board member of OJSC «Tyumentelecom»	9300	10400	0,05
12	Udaltsov Sergei Nikolaievich	Russia, Tyumen city	06.06.2000	Board member of OJSC «Tyumentelecom»	No share	No share	No share
13	Korshunova Lyudmila Borisovna	Russia, Tyumen city	06.06.2000	Board member of OJSC «Tyumentelecom»	250	250	0,001

14	Open joint stock company "Investment company for communication"	Russian Federation, 119121, Moscow, Plyushchikha St., .55, building .2	10.10.1995	Person holding more than 20% of total number of votes falling on shares making Charetr capital of OJSC "Tyumentelecom"	13641300	No share	38,0
15	Closed joint stock company "Tyumen Ruscom"	Russian Federation, 625048, Tyumen, Malygin St., 56	09.11.1995	Legal person in which OJSC "Tyumentelecom" possesses more than 20% of total number of votes falling on shares making Charter capital of this legal person	No share	No share	No share
16	Closed joint stock company "Yermak RMS"	Russian Federation, 626400, Surgut, Kukuievitskogo St.,6	25.12.1995	Legal person in which OJSC "Tyumentelecom" possesses more than 20% of total number of votes falling on shares making Charter capital of this legal person	No share	No share	No share
17	Closed joint stock company "TeleRoss-Tyumen"	Russian Federation, 625000, Tyumen, Respubliki St., 61	03.08.1994	Legal person in which OJSC "Tyumentelecom" possesses more than 20% of total number of votes falling on shares making Charter capital of this legal person	No share	No share	No share
18	Limited liability company "Tyumen-telecom-Invest"	Russian Federation, 625000, Tyumen, Respubliki St., 56	03.03.1999	Legal person in which OJSC "Tyumentelecom" possesses more than 20% of total number of votes falling on shares making Charter capital of this legal person	732131	1632520	6,6
19	Limited liability company "Sviaz-service"	626150, Tobolsk, 8th microrayon, 41	19.07.1993	Participation of OJSC "Tyumentelecom" representatives in the activity of the Board of directors of this legal person	No share	No share	No share

RUSSIAN FEDERATION
Open Joint Stock Company
"TYUMENTELECOM"

625000, Tyumen, Respubliki St., 56
Tel. (+7 3452) 46-42-00, teletype 235166 "Svyaz"
Fax (+7 3452) 24-56-04

According to paragraph 1 of article 92 of the Federal law "On joint stock companies", Resolution of the Federal Commission on securities and stock market under the Russian Government "On additional data obligatory for publication by an open joint stock company in mass media" dated 08.05.96 №9 the open joint stock company "Tyumentelecom"informs:

The ratio of net assets cost and the amount of charter capital of the company as at January 1st, 2001 makes ***293,57 %***
The number of shareholders of the company as at 01.01.2001: ***4964***

Information on the registrar:
Name: ***Registrator-Svyaz***
Organisation and legal form: ***Closed joint stock company***
Legal address: ***Russia, 123557, Moscow, Presnensky Val, 27***
Postal address: ***Russia, 107014, Moscow, B. Olenia St., 15A, PO box 128***
Tel.: ***(095) 742 9351, 742 9352***
License number: ***01147***
Issue date: ***05.10.1996***
Valid till: ***08.10.2002***
License issue body: ***Federal commission on the Russian market of securities.***

OJSC "Tyumentelecom"
General Director
N.F. Levin

Российская Федерация Открытое Акционерное общество «ТЮМЕНЬТЕЛЕКОМ» г. Тюмень

CONSIDERABLE FACTS (EVENTS, ACTIONS) THAT TOOK PLACE DURING 2001

Date of fact (event, action): *24.04.2000*
Code: *1300170A24042000*

The date of the general shareholders' meeting of OJSC "Tyumentelecom" is fixed during the annual meeting of the Board of directors at June 6th, 2000. The date of compilation of the list of shareholders entitled to participate in the annual meeting of shareholders and to receive dividends is also fixed at April 17th, 2000.

The following agenda of the annual shareholders' meeting of OJSC "Tyumentelecom" for 1999 is drawn at the meeting of the Board of directors:

1. *Election of the Counting board.*
2. *Approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses for 1999 and planned distribution of profits and losses in 2000.*
3. *On non-application of privileged rights of shareholders possessing voting shares if the Company places additional ordinary shares by open subscription.*
4. *Confirmation of the Company's Auditor for 2000 according to the Russian accounting standards.*
5. *Insertion of amendments and additions into the Charter of OJSC "Tyumentelecom". Approval of the new edition of the Charter.*
6. *Insertion of amendments and additions into the Statement on the Board of directors of OJSC "Tyumentelecom".*
7. *Election of the Board of directors members of OJSC "Tyumentelecom".*
8. *Appointment of the General director of OJSC "Tyumentelecom".*
9. *Identification of dividends amount for 1999, procedure and term of payment per each category of shares.*

The Board of directors recommended the following amounts of dividends to be confirmed by the general meeting of shareholders:
per one ordinary share – 0,08 roubles,
per one preference share – 0,84 roubles.
Form of payment – cash.
Term of payment – during the financial year.

Besides the Board of directors adopted a decision on preliminary approval of the annual report, balance sheet, statement of profits and losses for 1999 and planned distribution of profits and losses in 2000.

Decisions on all items of agenda of the annual meeting of the Board of directors are adopted unanimously.

Date of fact (event, action): *14.04.2000*
Code: *1500170A14012000*

On April 14th 2000 the Board of directors of OJSC "Tyumentelecom" determined the date of drawing the list of shareholders entitled to take part in the general meeting of shareholders and to receive dividends: April 17th, 2000.

Date of fact (event, action): *6.06.2000*
Code: *0100170A06062000*

Emitter's management body that undergone change: the Board of directors of OJSC "Tyumentelecom"

The persons elected in the management body of the emitter and their share of participation in the emitter's capital:

1. *Vlasov Anatoly Timofeievich – chief specialist of corporate management department of OJSC "Sviazinvest" (no share in emitter's charter capital);*
2. *Ksenzov Maxim Yurievich – Chairman of Communication and information committee of Information and regional relations department of Tyumen Oblast Administration (no share in emitter's charter capital);*
3. *Kapelistaia Nadezhda Dmitrievna – deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.96%);*
4. *Levin Nikolai Fedorovich – general director of OJSC "Tyumentelecom" (share in emitter's charter capital: 1.24%);*
5. *Saraiev Nikoali Alexandrovich – 1st deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.96%);*
6. *Stolbov Vladimir Petrovich – deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.52%);*
7. *Plyushchev Maxim Sergeievich – chief specialist of corporate management department of OJSC "Sviazinvest" (no share in emitter's charter capital).*

The persons whose term of office in the emitter's management body is terminated and their shares of participation in emitter's charter capital:

1. *Yermolich Alexandre Arkadievich, economic forecast and tariff policy department chief, service of economics and finance of OJSC "Sviazinvest" (no share in emitter's charter capital);*
2. *Sokolov Vladimir Ivanovich, director of OJSC "Rostelecom" branch – TMCS-26 (no share in emitter's charter capital);*
3. *Polyakov Leonid Konstantinovich, deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.0033%).*

The above-mentioned changes are effected on: 06.06.2000

Emitter's competent body who adopted a decision on changes and date of decision adoption: Annual general meeting of shareholders of OJSC "Tyumentelecom", 06.06.2000

Date of fact (event, action): *6.06.2000*
Code: *0100170A06062000*

Emitter's management body that undergone change: Individual executive body of the emitter.

The person elected as invididual executve body of the emitter and his share in emitter's charter capital:

Levin Nikolai Fedorovich – General director of OJSC "Tyumentelecom" (share in emitter's charter capital: 1.24%)

The above-mentioned changes are effected on: 06.06.2000

Emitter's competent body who adopted a decision on changes and date of decision adoption: Annual general meeting of shareholders of OJSC "Tyumentelecom", 06.06.2000

Date of fact (event, action): *6.06.2000*
Code: *1100170A06062000*

The dividends are calculated for the following type and category of securities: Ordinary and preference shares of OJSC "Tyumentelecom"

The date when decision on calculation of dividends was adopted: 06.06.2000

The term of dividend payment: during current financial year.

Emitter's body who adopted a decision on share dividend calculation:
Annual general meeting of shareholders of OJSC "Tyumentelecom".

Dividend calculated per ordinary share of OJSC "Tyumentelecom": 0,08 roubles.
Dividend calculated per preference share of OJSC "Tyumentelecom": 0,84 roubles.

Total number of emitter's ordinary shares with calculated incomes: 26923600.
Total number of emitter's preference shares with calculated incomes: 8974600.

Form of payment: cash.

Date of fact (event, action): *28.06.2000*
Code: *1200170A28062000*

Type of general meeting of shareholders of OJSC "Tyumentelecom": annual
Type of meeting carrying out: in person
Date of in-person part of the meeting: June 6th, 2000
Venue of the meeting: Tobolsk, Mendeleiev Pr., 5
Meeting quorum: 29726413 votes.

Issues put to vote and vote results:

1. Election of Counting board.

Vote results:

PRO – 28018164	*94,2%*
CONTRA – no votes	*0%*
REFRAINED - 3503	*0,01%*

Adopted decision:
To elect the following persons to the Counting board:
1. *Samokhvalov Victor Leonidovich*
2. *Velizhanina Vera Ivanovna*
3. *Sheshegov Vladimir Gennadievich*
4. *Tarandyuk Irina Sergeievna*
5. *Shevchenko Larisa Ivanovna*
6. *Vishnyakov Alexandre Iosifovich*
7. *Zaichko Dmitri Anatolievich*
8. *Skorobogatova Yelena Valerievna*
9. *Volozhaninova Lydia Alexeievna*
10. *Lebedeva Albina Germanovna*
11. *Ibragimova Ravza Kamilovna*
12. *Razhmanina Valentina Petrovna*
13. *Yevdokimova Alevtina Germanovna*
14. *Pronko Maria Foteievna*
15. *Shuvaieva Olga Anatolievna*

2. Approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses for 1999 and planned distribution of profits and losses in 2000.

Vote results:

PRO – 29105662	*97,91%*

CONTRA – 1 0%
REFRAINED – 1 0%

Adopted decision:
"To approve annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses for 1999 and planned distribution of profits and losses in 2000."

3. Definition of dividend amount for 1999, form, procedure and terms of payment per each category of shares:

Vote results:	
PRO – 29102162	*97,9%*
CONTRA – 3501	*0,01%*
REFRAINED – 1	*0%*

Adopted decision:

1. ***To pay dividends for 1999.***

2. ***To approve the amount of dividends as follows:***

- ***per one ordinary share – 0,08 roubles;***
- ***per one preference share – 0,84 roubles.***

3. ***Form of payment – cash***
4. ***Term of payment:***
- ***for preference shares – during the financial year***
- ***for ordinary shares – during the financial year.***

4. ***Confirmation of Company's Auditor for 2000 according to Russian accounting standards.***

Vote results:	
PRO – 28080062	*94,46%*
CONTRA – 1025600	*3,45%*
REFRAINED – 1	*0,0%*

Adopted decision:
"To confirm LLC "TOP-Audit" as Company's Auditor for 2000 according to Russian accounting standards".

5. ***On non-application of privileged right of holders of voting shares if the Company places additional ordinary shares by open subscription.***

Vote results:	
PRO – 26009259	*87,5%*
CONTRA – 70850	*0,24%*
REFRAINED – 2990357	*10,06%*

Adopted decision:
"Not to exercise privileged right of holders of voting shares of OJSC "Tyumentelecom" if the Company places additional shares by open subscription in the quantity of 200 ordinary shares paid in cash and issued in accordance with the effective laws.
The period of decision validity – one year from the moment of decision adoption by the general meeting of shareholders".

6. *Amendments and additions into the Charter of OJSC "Tyumentelecom"*

(item 1 of ballot paper N 4)
Vote results:
PRO – 26083251 88,0%
CONTRA – no votes 0%
REFRAINED – 2992802 10,0%

Adopted decision:
"To cancel item 2.7 from article 2 "OJSC "Tyumentelecom" branch centre of material and technical supply situated in Tyumen at Krasin St., 7".

(item 2 of ballot paper N 4)
Vote results:
PRO – 26083650 88,0%
CONTRA – no votes 0%
REFRAINED – 2992403 10,0%

Adopted decision:
"To word paragraph 10 of item 2.7 from article 2 as follows: "Isetsky branch of OJSC "Tyumentelecom" regional office of electric communication situated in regional centre Isetskoye at Gorky St., 8".

(item 3 of ballot paper N 4)
Vote results:
PRO – 26083650 88,0%
CONTRA – no votes 0%
REFRAINED – 2992403 10,0%

Adopted decision:
"To word paragraph 12 of item 2.7 from article 2 as follows: "N-Tavdinsky branch of OJSC "Tyumentelecom" regional office of electric communication situated in regional centre N-Tavda at Lenin St., 28".

(item 4 of ballot paper N 4)
Vote results:
PRO – 26083649 88,0%
CONTRA – 1 0%
REFRAINED – 2992403 10,0%

Adopted decision:
"To cancel the line "Definition of quantitative composition of Company's Board including " from paragraph 8 of item 9.5 article 9".

(item 5 of ballot paper N 4)
Vote results:
PRO – 26083650 88,0%
CONTRA – no votes 0%
REFRAINED – 2989902 10,08%

Adopted decision:
"To change "ordinary" for "voting" in item 9.8 of article 9".

(item 6 of ballot paper N 4)
Vote results:
PRO – 26061531 87,67%

CONTRA – 1 0,0%
REFRAINED – 2995905 10,08%

Adopted decision:
"To word item 9.11of article 9 as follows: "Decisions regarding issues described in items 2, 12, 15, 17-20 are adopted at the general meeting of shareholders only upon proposal of the Board of directors".

(item 7 of ballot paper N 4)
Vote results:

PRO – 26079703	*87,73%*
CONTRA – 450	*0,0%*
REFRAINED – 2995902	*10,08%*

Adopted decision:
"To word item 11.7 of article 11 as follows: "The Board of Directors is entitled to appoint Deputy Chairman of the Board of Directors. In case the Chairman of the Board of Directors is absent, then the Deputy performs his functions (including the right of signature). In case the latter is absent the functions are performed by a member of the Board of Directors upon decision of the Company's Board of Directors taken in a majority vote of members present at the meeting".

(item 8 of ballot paper N 4)
Vote results:

PRO – 26084809	*88,0%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992404	*10,0%*

Adopted decision:
"To word article 11, item 11.9, sub-item 5 should as follows: "Definition of the date when the list of general meeting participants is made, definition of date, venue and time of general meeting of shareholders, definition of the procedure to inform shareholders about general meeting, definition of the list of information (materials) provided to shareholders during preparation for general meeting, definition of form and contents of ballot-papers".

(item 9 of ballot paper N 4)
Vote results:

PRO – 26084109	*88,0%*
CONTRA – 1	*0,0%*
REFRAINED – 2992405	*10,0%*

Adopted decision:
"To word article 11, item 11.9, sub-item 13 as follows: "Approval of internal documents of the Company excluding the documents approved by the general meeting of shareholders".

(item 10 of ballot paper N 4)
Vote results:

PRO – 26083649	*87,75%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992406	*10,0%*

Adopted decision:
"To word article 11, item 11.9, sub-item 14 as follows: "Creation of affiliates, opening of representations and their liquidation".

(item 11 of ballot paper N 4)
Vote results:

PRO – 26009109 87,0%
CONTRA – 75000 0,25%
REFRAINED – 2992406 10,0%

Adopted decision:
To word article 11, item 11.9, sub-item 15 should as follows: "Decision on participation (cessation of participation, change of participation share) of the Company in other organisations, societies and unions of commercial companies) including by sale and purchase of its shares and shares of other companies, excluding decisions on Company's participation in holding companies, financial and industrial groups".

(item 12 of ballot paper N 4)
Vote results:
PRO – 26009110 87,0%
CONTRA – 75000 0,25%
REFRAINED – 2992404 10,0%

Adopted decision:
To word article 11, item 11.9, sub-item 19 as follows: "Preliminary approval of Company's annual report not later than 30 working days before the date of annual general meeting of shareholders".

(item 13 of ballot paper N 4)
Vote results:
PRO – 26084111 88,0%
CONTRA – no votes 0,0%
REFRAINED – 2992404 10,0%

Adopted decision:
"To word article 11, item 11.9, sub-item 26 as follows: " Definition of the person entitled to sign contracts (agreements) with the General director and members of the Board".

(item 14 of ballot paper N 4)
Vote results:
PRO – 26084108 88,0%
CONTRA – 1 0,0%
REFRAINED – 2992405 10,0%

Adopted decision:
"To supply item 11.9 of article 11 with the following sub-items:
"No27. Confirmation of contract/agreement conditions concluded with the General Director and members of the Board;
No28. Consideration of issue General Director's bonus upon results of Company's financial and industrial activity;
No29. Definition of the person entitled to perform duties of the general Director if the latter is unable to perform his duties;
No30. Prolongation of contract (agreement) with Company's general director within the period of time set out in the present Charter;
No31. Formation of the Company's Board;
No32. Consideration of conclusions of Revision Commission and Company's Auditor;
No33. Other issues previewed by the Federal Law "On joint stock companies" and by the present Charter."

(item 15 of ballot paper N 4)
Vote results:
PRO – 26084110 88,0%
CONTRA – no votes 0,0%

REFRAINED – 2992405 10,0%

Adopted decision:
"To word the first sentence of article 12, item 12.7 as follows: "Notification about the meeting of the Board of Directors is sent to each member of the Board of Directors in writing as defined by the Resolution of the Board of Directors".

(item 16 of ballot paper N 4)
Vote results:

PRO – 26084114	*88,0%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992401	*10,0%*

Adopted decision:
"To word article 12, item 12.8 as follows: "Minutes of all meetings of the Board of Directors are kept as defined by the Board of Directors. The Minutes should be at the disposal of any shareholder (or representative of a shareholder), any Board member, any member of Revision Commission and Company's auditor. The Minutes should be kept at the offices of Company's executive body or any other place defined by the Board of Directors".

(item 17 of ballot paper N 4)
Vote results:

PRO – 26084113	*88,0%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992402	*10,0%*

Adopted decision:
"To word article 13, item 13.2 as follows: "Rights and duties, term of office and amount of remuneration of General Director and the Board are defined in the agreement (contract) concluded by each of them with the Company. Only a person entitled by the Company's Board of Directors signs agreement (contract) with General Director and Board members on behalf of the Company.
The term of the agreement (contract) with the General Director cannot be less than 2 years and more than 5 years.
The term of office of the General Director is counted from the moment of his appointment by the general meeting.
In case the term of office of the General Director is discontinued ahead of time, the power of the newly appointed General Director comes into force from the moment of General Director election by the general meeting.
In order to discontinue the power of the General Director, the Board of Directors is obliged to take a decision on convocation of extraordinary general meeting of shareholders in order to decide on pre-term discontinuance of power of General Director and to appoint new General Director, or to include above-mentioned issues into agenda of annual general meeting of shareholders".

(item 18 of ballot paper N 4)
Vote results:

PRO – 26008654	*87,0%*
CONTRA – 7500	*0,25%*
REFRAINED – 2992861	*10,07%*

Adopted decision:
"To word the 1st sentence of the 1st paragraph of article 16, item 16.2 as follows: "Revision Commission consists of five (5) people elected in a majority vote by holders of Company's voting shares who take part in the general meeting of shareholders and have the right to vote on this issue".

(item 19 of ballot paper N 4)
Vote results:

PRO – 26083654	*87,8%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992402	*10,0%*

Adopted decision:
"To approve new edition of OJSC "Tyumentelecom" Charter taking into account adopted amendments and additions".

7. *Amendments and additions of the Statement on the Board of directors of OJSC "Tyumentelecom".*

(item 1 of ballot paper N 5)
Vote results:

PRO – 26058105	*88,0%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992403	*10,0%*

Adopted decision:
"To word article 4, item 4.4 as follows: "The Board of Directors is entitled to appoint Deputy Chairman of the Board. In case the Chairman is absent his deputy performs his functions (including the right of signature). In case the latter is absent Chairman's functions are performed by one of the members of the Board of Directors as decided by Company's Board in a majority vote".

(item 2 of ballot paper N 5)
Vote results:

PRO – 26058106	*88,0%*
CONTRA – no votes	*0,0%*
REFRAINED – 2992402	*10,0%*

Adopted decision:
"To word article 2, item 2.1, sub-item 4 as follows: "Identification of the date when the list of general meeting participants is made, identification of date, venue and time of general meeting of shareholders, identification of the procedure to inform shareholders about general meeting, definition of the list of information (materials) provided to shareholders during preparation for general meeting, identification of form and contents of ballot-papers."

(item 3 of ballot paper N 5)
Vote results:

PRO – 26057653	*88,0%*
CONTRA – 1	*0,0%*
REFRAINED – 2992404	*10,0%*

Adopted decision:
"To word article 2, item 2.1, sub-item 13 as follows: "Approval of internal documents of the Company excluding the documents approved by the general meeting of shareholders".

(item 4 of ballot paper N 5)
Vote results:

PRO – 25765475	*87,0%*
CONTRA – 292628	*0,01%*
REFRAINED – 2992405	*10,0%*

Adopted decision:

"To word article 2, item 2.1, sub-item 14 as follows: "Creation of affiliates, opening of representations and their liquidation".

(item 5 of ballot paper N 5)
Vote results:

PRO – 25983102	*87,41%*
CONTRA – 75000	*0,25%*
REFRAINED – 2992406	*10,0%*

Adopted decision:
"To word article 2, item 2.1, sub-item 15 as follows: "Decision on participation (cessation of participation, change of participation share) of the Company in other organisations, societies and unions of commercial companies) including by sale and purchase of its shares and shares of other companies, excluding decisions on Company's participation in holding companies, financial and industrial groups".

(item 6 of ballot paper N 5)
Vote results:

PRO – 26058101	*88,0%*
CONTRA – no votes	*0,0%*
REFRAINED – 2504	*0,0%*

Adopted decision:
"To word article 2, item 2.1, sub-item 21 as follows: "Appointment of the person entitled to sign contracts (agreements) with the General director and members of the Board".

(item 7 of ballot paper N 5)
Vote results:

PRO – 26058104	*88,0%*
CONTRA – 1	*0,0%*
REFRAINED – 2992404	*10,0%*

Adopted decision:
"To supply article 2, item 2.1 with the following sub-items:
No23. Confirmation of contract/agreement conditions concluded with the General Director and members of the Board;
No24. Consideration of issue General Director's bonus upon results of Company's financial and industrial activity;
No25. Definition of the person entitled to perform duties of the general Director if the latter is unable to perform his duties;
No26. Prolongation of contract (agreement) with Company's general director within the period of time set out in the present Charter;
No27. Formation of the Company's Board;
No28. Consideration of conclusions of Revision Commission and Company's Auditor;
No29. Other issues previewed by the Federal Law "On joint stock companies" and by the present Charter".

8. *Election of the Board of directors of OJSC "Tyumentelecom"*

Vote results:
1. *Beliaiev Vadim Stanislavovich – general director of OJSC "VEO-invest" – 45645 votes*

2. *Vlasov Anatoly Timofeievich – chief specialist of corporate management department of OJSC "Sviazinvest" – 26996550 votes*

3. Ksenzov Maxim Yurievich – Chairman of Committee for communication and information of Department for information and regional relations of Tyumen Oblast Administration – 27353329 votes

4. Kapelistaia Nadezhda Dmitrievna – deputy general director of OJSC "Tyumentelecom" – 30645921 votes

5. Levin Nikolai Fedorovich – general director of OJSC "Tyumentelecom" – 46767493 votes

6. Saraiev Nikolai Alexandrovich – 1st deputy general director of OJSC "Tyumentelecom" – 24907763 votes

7. Stolbov Vladimir Petrovich - deputy general director of OJSC "Tyumentelecom" – 22522461 votes

8. Plyushchev Maxim Sergeievich - chief specialist of corporate management department of OJSC "Sviazinvest" – 26995976 votes

Elections are recognised completed. The following persons are elected as members of the Board of directors:

1. Vlasov Anatoly Timofeievich – chief specialist of corporate management department of OJSC "Sviazinvest"

2. Ksenzov Maxim Yurievich – Chairman of Committee for communication and information of Department for information and regional relations of Tyumen Oblast Administration

3. Kapelistaia Nadezhda Dmitrievna – deputy general director of OJSC "Tyumentelecom"

4. Levin Nikolai Fedorovich – general director of OJSC "Tyumentelecom"

5. Saraiev Nikolai Alexandrovich – 1st deputy general director of OJSC "Tyumentelecom"

6. Stolbov Vladimir Petrovich - deputy general director of OJSC "Tyumentelecom"

7. Plyushchev Maxim Sergeievich - chief specialist of corporate management department of OJSC "Sviazinvest"

9. Appointment of the General director of OJSC "Tyumentelecom"

Vote results:

PRO – 28972003	*97,46%*
CONTRA – no votes	*0,0%*
REFRAINED – 75004	*0,25%*

Adopted decision:
"To appoint Levin Nikolai Fedorovich as the General director of OJSC "Tyumentelecom".

Date of fact (event, action): *6.06.2000*
Code: *0100170A06062000*

Emitter's management body that undergone change:
Executive body of OJSC "Tyumentelecom" (the Board)

The persons elected in the management body of the emitter and their share of participation in the emitter's capital:

1. Levin Nikolai Fedorovich, general director of OJSC "Tyumentelecom" (share in emitter's charter capital : 1.24%);
2. Saraiev Nikolai Alexandrovich, 1st deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital : 0.96%);
3. Kapelistaia Nadezhda Dmitrievna, deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital : 0.96%);
4. Polyakov Leonid Konstantinoivich, deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital : 0.0033%);
5. Peshkichev Yuri Vasilievich, chief of service of long-distance, international and telegraph communication of OJSC "Tyumentelecom" (share in emitter's charter capital : 0.05%);
6. Tsaregorodtsev Igor Gennadievich, chief of service of city and rural telephone communication of OJSC "Tyumentelecom" (share in emitter's charter capital : 0.0003%);
7. Korshunova Lyudmila Borisovna, chief of financial department of OJSC "Tyumentelecom" (share in emitter's charter capital : 0.001%);
8. Udaltsov Sergei Nikolaievich, chief of law department of OJSC "Tyumentelecom" (no share in emitter's charter capital);
9. Dmitrieva Yelena Vladimirovna, chief accountant of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.12%).

Persons whose powers in the emitter's management body are seized and their shares of participation in the emitter's charter capital:

1. Stolbov Vladimir Petrovich, deputy general director of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.52);
2. Sokolova Faina Leonidovna, chief of department for labour and remunerations of OJSC "Tyumentelecom" (share in emitter's charter capital: 0.01%).

The above-mentioned changes are effected on: 06.06.2000

Emitter's competent body who adopted a decision on changes and date of decision adoption: Board of directors of OJSC "Tyumentelecom", 06.06.2000

MINUTES No 7

OJSC "Tyumentelecom" meeting of shareholders

Date of meeting (in person part): June 27th, 2001
Tobolsk, Mendeleiev Pr., 5

Deadline of ballot papers acceptance for voting by correspondence: 6 p.m., June 24th, 2001
Registration of shareholders participating in person: 11 a.m.
Registration of shareholders participating in person till
Beginning of the meeting: 1 p.m.

At the date of compilation of the list of shareholders entitled to take part in the annual general meeting of shareholders the Charter Capital of OJSC "Tyumentelecom" is divided into 26 923 600 ordinary and 8 974 600 preference shares.
22 901 251 placed and preference shares of OJSC "Tyumentelecom" are accepted for quorum identification.

Type of voting: mixed

Chairman of the meeting: Levin N.F., General director of OJSC "Tyumentelecom"
Secretary of the meeting: Shmotina T.S., assistant to the General director of OJSC "Tyumentelecom".

Participants of the meeting:

Voting by correspondence - 12 shareholders with voting rights totally by 21 320 voting shares of OJSC "Tyumentelecom" and 2 plenipotentiary representatives of shareholders acting on the basis of proxies and using voting rights totally by 2 995 719 voting shares of OJSC "Tyumentelecom" regarding all item of agenda.

Total number of participants voting by correspondence – 14 shareholders and their plenipotentiary representatives possessing totally 3 017 039 votes.

Voting in person – 36 shareholders with voting rights totally by 1 404 019 voting shares of OJSC "Tyumentelecom" and 37 plenipotentiary representatives of shareholders with voting rights totally by 18 467 195 voting shares of OJSC "Tyumentelecom" regarding all item of agenda with total number of 19 884 212 votes.

Total number of participants –57 shareholders and their plenipotentiary representatives, holding totally 22 901 251 votes, which makes 85,0 % of total number of votes provided by placed voting shares of OJSC "Tyumentelecom" and accepted for quorum identification. According to the minutes No 1 of the counting board "Results of registration of shareholders - participants of the meeting and ballot papers delivery" (attachment 1) the meeting is competent.

Agenda:

1. Election of the Counting Board.

2. Approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001.

3. Election of the Board of Directors of OJSC "Tyumentelecom"

4. Amendments and additions of the Charter of OJSC "Tyumentelecom". Approval of new edition of OJSC "Tyumentelecom" Charter.

5. Approval of new edition of Statement on the Board of Directors of OJSC "Tyumentelecom".

6. Approval of new edition of Statement on Revision Commission of OJSC "Tyumentelecom".

7. Election of Revision Commission of OJSC "Tyumentelecom".

8. Identification of dividends amount for 2000, terms, procedure and form of payment per each category of OJSC "Tyumentelecom" shares.

9. Approval of OJSC "Tyumentelecom" Auditor for 2001 according to the Russian accounting standards

The General Director of OJSC "Tyumentelecom" Mr. Levin N.F. opened the meeting.

The Board of Directors defined the following working bodies for meeting realisation:

Presidium:

1. Plyushchev Maxim Sergeievich, representative of OJSC "Sviazinvest", chief specialist of corporate management department;
2. Levin Nikolai Fedorovich, General Director of OJSC "Tyumentelecom";
3. Sanachev Victor Petrovich, 1st Deputy General director of OJSC "Uralsvizinform".

Drafting group:

Udaltsov Sergei Nikolaievich , Law Department chief
Shmotina Tatiana Sergeievna , assistant to the General director, secretary of the meeting
Zaichko Dmitri Anatolievich , Securities Department chief

Levin N.F. reported on <u>the voting procedure</u> according to the items of agenda:

<u>BALLOT PAPER No1</u> - of white colour - voting for

- **ITEM No 1** of agenda

"Election of the Counting Board"

<u>BALLOT PAPER No 2</u> - of green lettuce colour - voting for

- **ITEM No 2** of agenda

"Approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001"

<u>BALLOT PAPER No 3</u> - of blue colour - voting for

- **ITEM No 3** of agenda

"Election of the Board of Directors of OJSC "Tyumentelecom"

<u>BALLOT PAPER No 4</u> - of dark green colour - voting for

- **ITEM No 4** of agenda

" Amendments and additions of the Charter of OJSC "Tyumentelecom". Approval of new edition of OJSC "Tyumentelecom" Charter ".

<u>BALLOT PAPER No 5</u> - of orange colour - voting for

- **ITEM No 5** of agenda

"Approval of new edition of Statement on the Board of Directors of OJSC "Tyumentelecom"

<u>BALLOT PAPER No 6</u> - of yellow colour - voting for

- **ITEM No 6** of agenda

" Approval of new edition of Statement on Revision Commission of OJSC "Tyumentelecom"

<u>BALLOT PAPER No 7</u> - of blue colour - voting for

- **ITEM No 7** of agenda

"Election of Revision Commission of OJSC "Tyumentelecom".

<u>BALLOT PAPER No 8</u> - of red colour - voting for

- **ITEM No 8** of agenda

"Identification of dividends amount for 2000, terms, procedure and form of payment per each category of OJSC "Tyumentelecom" shares"

<u>BALLOT PAPER No 9</u> - of light green colour - voting for

- **ITEM No 9** of agenda

"Approval of OJSC "Tyumentelecom" Auditor for 2001 according to the Russian accounting standards"

THE FIRST ITEM
"Election of Counting Board"

Mr. Levin N.F. proposed for approval the following composition of the Counting Board:

1. Shevtsov Alexandre Fedorovich
2. Shevchenko Larisa Ivanovna
3. Kovalev Andrey Mikhailovich
4. Bednyagin Anatoly Andreievich
5. Volozhaninova Lydia Alexeievna
6. Sokolova Faina Leonidovna
7. Ibragimova Ravza Kamilovna
8. Lutsenko Svetlana Alexandrovna
9. Skorobogatova Elena Valerievna
10. Shuvaieva Olga Anatolievna
11. Zueva Elena Evaldovna
12. Velizhanina Vera Ivanovna
13. Evdokimova Alevtina Germanovna

(Shareholders vote using ballot papers No1).

THE SECOND ITEM
" Approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001"

Mr. Levin N.F. made a speech on results of business activity of OJSC "Tyumentelecom" (attachment 2).
Mrs. Kapelistaia N.D., made a presentation on the balance sheet of OJSC "Tyumentelecom" as at 01.01.2000 and on the annual report of OJSC "Tyumentelecom" (attachment 3).
Mr. Levin N.F. made a proposal to shareholders to vote for approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001

(Shareholders vote using ballot papers No2).

Mr. Samokhvalov V.L. reported on the voting results according to the first item of agenda **"Election of the Counting Board"** of the minutes of the counting board No 2 (attachment 4).

Mr. Levin N.F. declares the voting results

PRO - 28018164	99,97 %
CONTRA – no votes	0,0 %
REFRAINED - 3503	0,0 %

Adopted decision:

"To elect the following members of the Counting Board:

1. Shevtsov Alexandre Fedorovich
2. Shevchenko Larisa Ivanovna
3. Kovalev Andrey Mikhailovich
4. Bednyagin Anatoly Andreievich
5. Volozhaninova Lydia Alexeievna
6. Sokolova Faina Leonidovna
7. Ibragimova Ravza Kamilovna
8. Lutsenko Svetlana Alexandrovna
9. Skorobogatova Elena Valerievna
10. Shuvaieva Olga Anatolievna
11. Zueva Elena Evaldovna
12. Velizhanina Vera Ivanovna
13. Evdokimova Alevtina Germanovna

THE THIRD ITEM

"Election of the Board of Directors of OJSC "Tyumentelecom".

Mr. Levin N.F. announces 10 candidates to be elected into the Board of Directors of OJSC "Tyumentelecom". This list of candidates was approved at the meeting of the Board of Directors:

1. **Beliaiev Vadim Stanislavovich,** general director of OJSC "VEO-Invest";
2. **Plyushchev Maxim Sergeievich,** chief specialist of corporate management department of OJSC "Sviazinvest";
3. **Grushin Sergei Anatolievich,** deputy head of corporate management department of OJSC "Sviazinvest";
4. **Ksenzov Maxim Yurievich,** chief of department for communication and information technologies of Tyumen Oblast Administration;
5. **Levin Nikolai Fedorovich,** General director of OJSC "Tyumentelecom";
6. **Sanachev Victor Petrovich,** 1st Deputy general director of OJSC "Uralsviazinform";
7. **Zholobov Vladimir Semenovich,** chief specialist of corporate management department of OJSC "Sviazinvest";
8. **Saraiev Nikolai Alexandrovich,** 1st Deputy general director of OJSC "Tyumentelecom";
9. **Kapelistaia Nadezhda Dmitrievna,** Deputy general director of OJSC "Tyumentelecom";
10. **Michael Arthur Heywood,** representative of CJSC "Bank Credit Swiss First Boston AO".

According to the "Law on Joint Stock Company" and the number of staff personnel of OJSC "Tyumentelecom" the Board of Directors should be composed of 7 people.
Please vote the personal composition of the Board of Directors.

(Shareholders vote using ballot papers No3).

FOURTH ITEM

"Amendments and additions of the Charter of OJSC "Tyumentelecom". Approval of new edition of OJSC "Tyumentelecom" Charter"

Mr. Udaltsov S.N. read out amendments and additions of the Company Charter to be voted for separately by item (attachment 5).

Mr. Levin N.F. proposed to vote for every amendment and addition separately according to the type of ballot papers approved by the Board of Directors and to confirm the new edition of OJSC "Tyumentelecom" Charter.

(Shareholders vote using ballot papers No4).

<u>FIFTH ITEM</u>
"Approval of new edition of Statement on the Board of Directors of OJSC "Tyumentelecom".

Mr. Udaltsov S.N. read out amendments and additions of the new edition of the Statement on the Board of Directors of OJSC "Tyumentelecom" (attachment 6).

Mr. Levin N.F. proposed to approve the new edition of the Statement on the Board of Directors of OJSC "Tyumentelecom".

(Shareholders vote using ballot papers No5).

<u>SIXTH ITEM</u>
"Approval of new edition of Statement on Revision Commission of OJSC "Tyumentelecom".

Mr. Udaltsov S.N. informs the shareholders about the new edition of the Statement on Revision Commission of OJSC "Tyumentelecom" (attachment 7).

Mr. Levin N.F. proposed to approve the new edition of the Statement on Revision Commission of OJSC "Tyumentelecom".

(Shareholders vote using ballot papers No5).

Mr. Shevtsov A.F. reported on voting results regarding the <u>second</u> item of agenda **"Approval of the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001"**– Minutes of the counting board No3 (attachment 8).

Mr. Levin N.F. announces voting results:

PRO – 22882432	99,97 %
CONTRA- 0	0%
REFRAINED – 0	0%

Adopted decision :

"To approve the annual report, balance sheet, statement of profits and losses of OJSC "Tyumentelecom", distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001".

SEVENTH ITEM

"Election of Revision Commission of OJSC "Tyumentelecom".

Mr. Levin N.F. proposed to vote for election of Revision Commission of OJSC "Tyumentelecom".

(Shareholders vote using ballot papers No7).

EIGHTH ITEM

"Identification of dividends amount for 2000, terms, procedure and form of payment per each category of OJSC "Tyumentelecom" shares".

Mrs. Kapelistaia N.D. made a speech.

Mr. Levin N.F. proposed to approve the decision of the Board of Directors of OJSC "Tyumentelecom" as follows:

1. To pay dividends for the year 2000.

2. To approve the following amount of dividends:
- Per one ordinary share – 0,16 roubles;
- Per one preference share - 0,49 roubles;

3. Form of payment - cash

4. Term of payment :

- per preference shares – during the year 2001;
- per ordinary shares – during the year 2001.

(Shareholders vote using ballot papers No8).

Mr. Shevtsov A.F. reported on voting results regarding the third item of agenda **"Election of the Board of Directors of OJSC "Tyumentelecom"** – minutes of the counting board No 4 (attachment 9).

Mr. Levin N.F. announces voting results:
1. Beliaiev Vadim Stanislavovich, general director of OJSC "VEO-Invest"- 25 900 votes;
2. Plyushchev Maxim Sergeievich, chief specialist of corporate management department of OJSC "Sviazinvest" - 23 453 700 votes;
3. Grushin Sergei Anatolievich, deputy head of corporate management department of OJSC "Sviazinvest" – 0 votes ;
4. Ksenzov Maxim Yurievich, chief of department for communication and information technologies of Tyumen Oblast Administration – 22 475 votes;

5. **Levin Nikolai Fedorovich,** General director of OJSC “Tyumentelecom”– 28 337 968 votes;
6. **Sanachev Victor Petrovich,** 1st Deputy general director of OJSC “Uralsviazinform”- 23 453 700 votes;
7. **Zholobov Vladimir Semenovich**, chief specialist of corporate management department of OJSC “Sviazinvest” - 23 455 600 votes;
8. **Saraiev Nikolai Alexandrovich,** 1st Deputy general director of OJSC “Tyumentelecom” – 19 918 733 votes;
9. **Kapelistaia Nadezhda Dmitrievna,** Deputy general director of OJSC “Tyumentelecom” - 19 893 559 votes ;
10. **Michael Arthur Heywood,** representative of CJSC “Bank Credit Swiss First Boston AO” - 21 611 750 votes.

The following persons are elected as members of the Board of Directors of OJSC “Tyumentelecom”:

1. Zholobov V.S.
2. Kapelistaia N.D.
3. Levin N.F.
4. Michael Arthur Heywood
5. Plyushchev M.S.
6. Saraiev N.A.
7. Sanachev V.P.

Mr. Shevtsov A.F. reported on the results of voting regarding the fourth item of agenda **“Amendments and additions of the Charter of OJSC “Tyumentelecom”. Approval of new edition of OJSC “Tyumentelecom” Charter”** – Minutes of the counting board No 5 (attachment 10).

Mr. Levin N.F. announces voting results:

(item 1 of ballot paper No 4)

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:
“To exclude item 2.7 from Article 2 of the Charter”.

(item 2 of ballot paper No 4)

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:

Article 9, point 9.4, paragraph 3 should be worded as: “In case the shareholders send ballot-papers by registered mail or by courier, their votes as

stated in the ballot-papers and received by the company not later than 2 days prior to the general meeting of shareholders are counted to define the quorum and draw the results of voting".

(**item 3** of ballot paper No 4)

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision :

Article 9, point 9.8 should be worded as: "Decisions upon issues mentioned in subparagraphs 1,2,3,5,18 require agreement of holders of three fourths of voting shares that take part in the general meeting of shareholders".

(**item 4** of ballot paper No 4)

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision :

Article 9, point 9.10 should be worded as: "Decisions regarding other issues are taken in a majority vote by holders of voting shares that take part in the general meeting of shareholders".

(**item 5** of ballot paper No 4)

PRO – 22 895 432	99,97%
CONTRA – no votes	0,0 %
REFRAINED -	0,0 %

Adopted decision :

Article 11, point 11.9 should be added with paragraph 33 which goes: "- breaking of the contract (agreement) with the general director in case of pre-term cessation of his powers by the general meeting of shareholders". To rename paragraph 33 into paragraph 34.

(**item 6** of ballot paper No 4)

PRO – 22 882 032	99,92 %
CONTRA – no votes	0,0 %
REFRAINED- 13 400	0,05 %

Adopted decision:

Article 12, point 12.4 should be added with paragraph 4: "In case the votes of the members of the Board of Directors are equal, the vote of the Chairman of the Board of Directors is decisive".

(item 7 of ballot paper No 4)

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:

Article 12, point 12.7 should be worded as: "Notification on the meeting of the Board of Directors is sent to each member of the Board of Directors in writing according to procedure and terms defined by the Regulations on the Board of Directors. This does not concern the meeting when Company's business plan is considered (or corrected). In this case notification is sent to each member of the Board of Directors in writing not later than 20 days prior to the meeting. The notification includes the agenda. All documents related to the agenda are attached to the notification. The Board of Directors cannot consider issues that are not mentioned in the notification. If necessary the Board of Directors meeting can be delayed upon agreement of all present members of the Board.
The first (organisation) meeting of the Board of Directors takes place on the day of the general meeting of shareholders when the Board members are elected (without preliminary sending of notifications). The first meeting elects the Chairman, Deputy Chairman and Secretary of the Board of Directors".

(item 8 of ballot paper No 4)

PRO – 22 895 432	99,97%
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:

Article 13, point 13.6 should be worded as: "The list of the Board is approved by the Board of Directors upon suggestion of the General Director. The number of people should not exceed 7".

(item 9 of ballot paper No 4)

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision :

The first paragraph of point 16.2, article 16 should be worded as: "Revision Commission consists of 5 (five) people elected every year in a majority vote of the holders of voting shares of the Company who take part in the general meeting and are entitled to vote regarding this issue. In case the number of candidates having majority of votes of the holders of voting shares of the Company exceeds the number set by the present Charter, the candidates having more votes as compared with other candidates shall be considered elected".

(**item 10** of ballot paper No 4)

PRO – 22 895 432	99,97%
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:

Point 16.2 of the article 16 should be added with paragraph 4 worded as: "Competence of the Revision Commission includes:
- verification of data validity of reports and other financial documents of the Company;
- identification of breaking the accounting rules established by legal documents of the Russian Federation and revealing mistakes in producing financial reports;
- verification of keeping to the laws while calculating and paying taxes;
- identification of breaking the legal documents of the Russian Federation which set out regulations regarding financial and industrial activity of the Company;
- evaluation of economic soundness of financial and industrial operations of the Company".

(**item 11** of ballot paper No 4)

PRO – 22 882 032	99,92 %
CONTRA – no votes	0,0 %
REFRAINED- 13 400	0,05 %

Adopted decision :

The following line should be cancelled from article 16, point 16.3 "- decision of the General Director".

(**item 12** of ballot paper No 4)

PRO – 22 882 032	99,92 %
CONTRA – no votes	0,0 %
REFRAINED- 13 400	0,05 %

Adopted decision:
"To approve the new edition of the Charter of OJSC "Tyumentelecom".

<u>SEVENTH ITEM</u>
"Election of the members of Revision Commission of OJSC "Tyumentelecom"

Mr. Levin N.F. proposed to vote for election of Revision Commission of OJSC "Tyumentelecom".

(Shareholders vote using ballot papers No7).

Mr. Shevtsov A.F. reported on the results of voting regarding the <u>fifth</u> item of agenda **"Approval of the new edition of Statement on the Board of Directors of OJSC "Tyumentelecom" -** Minutes of the counting board No 6 (attachment 9).

Mr. Levin N.F. announces voting results:

PRO – <u>22 882 032</u>	99,92 %
CONTRA – <u>no votes</u>	0,0 %
REFRAINED<u>- 13 400</u>	0,05 %

Adopted decision:
"To approve the new edition of the Statement on the Board of Directors of OJSC "Tyumentelecom".

Mr. Shevtsov A.F. reported on the results of voting regarding the <u>sixth</u> item of agenda **"Approval of the new edition of the Statement on Revision Commission of OJSC "Tyumentelecom"** – Minutes of the counting board No 7 (attachment 10).

Mr. Levin N.F. announces voting results:

PRO – <u>22 882 032</u>	99,92 %
CONTRA – <u>no votes</u>	0,0 %
REFRAINED<u>- 13 400</u>	0,05 %

<u>NINTH ITEM</u>
"Approval of the Auditor of OJSC "Tyumentelecom" for 2001 according to the Russian accounting standards".

Mr. Levin N.F. proposed to vote for:
"Approval of the Auditor of OJSC "Tyumentelecom" for 2001 according to the Russian accounting standards".

(Shareholders vote using ballot papers No9).

Mr. Shevtsov A.F. reported on voting results regarding the <u>seventh</u> item of agenda **"Election of Revision Commission members of OJSC "Tyumentelecom"** – Minutes of the counting board No 8 (attachment 11).

Mr. Levin N.F. announces elected members of Revision Commission of OJSC "Tyumentelecom":

1. Volkov Igor Ivanovich
2. Kareva Yekaterina Alexeievna
3. Nadezhkina Galina Vasilievna
4. Pudovkina Natalia Alexandrovna
5. Fomin Sergei Nikolaievich

Mr. Shevtsov A.F. reported on voting results regarding the eighth item **"Identification of dividends amount for the year 2000, form, procedure and terms of payment"** – Minutes of the counting board No 9 (attachment 12).

Mr. Levin N.F. announces voting results:

PRO – 22 895 432	99,97 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:

1. To pay dividends for the year 2000.

2. To approve the following amount of dividends:
- Per one ordinary share – 0,16 roubles;
- Per one preference share - 0,49 roubles;

3. Form of payment - cash

4. Term of payment :

- per preference shares – during the year 2001;
- per ordinary shares – during the year 2001.

Mr. Shevtsov A.F. reported on voting results regarding the ninth item of agenda **"Approval of the Auditor of OJSC "Tyumentelecom" for 2001 according to the Russian accounting standards"** – Minutes of the counting board No 10 (attachment 13).

Mr. Levin N.F. announces voting results:

PRO – 22 892 902	99,96 %
CONTRA – no votes	0,0 %
REFRAINED- no votes	0,0 %

Adopted decision:

"To approve LLC "TOP-Auditor" as OJSC "Tyumentelecom" Auditor for 2001 according to the Russian accounting standards".

The meeting is declared closed.

Chairman of the meeting — Levin N.F.

Secretary of the meeting — Shmotina T.S.

Российская Федерация
Открытое Акционерное Общество
«ТЮМЕНЬТЕЛЕКОМ»
г. Тюмень

MINUTES No 8

of extraordinary meeting of shareholders of OJSC "Tyumentelecom"

Date of meeting (in person part): September 25th, 2001.
Venue: Tyumen, Osipenko St. 1.

Deadline of ballot papers acceptance for voting by correspondence: 6 p.m. on September 22nd, 2001.
Registration of shareholders participating in person: 1 p.m.
Registration of shareholders participating in person till: 2.55 p.m.
Beginning of the meeting: 3 p.m.

At the date of compilation of the list of shareholders entitled to take part in the annual general meeting of shareholders the Charter Capital of OJSC "Tyumentelecom" is divided into 26 923 600 ordinary and 8 974 600 preference shares.
According to point 6.4 of the Charter of OJSC "Tyumentelecom" the holders of ordinary and preference shares of the Company take part in the present meeting and vote regarding the item of the agenda «On re-organisation of the Company by joining OJSC "Uralsviazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer».
Thus 35 898 200 placed ordinary and preference shares of the Company providing the right of vote are accepted for quorum identification and adoption of decision "On re-organisation of the Company by joining OJSC "Uralsviazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer».

Type of voting: mixed

Chairman of the meeting: Levin N.F., General director of OJSC "Tyumentelecom"
Secretary of the meeting: Shmotina T.S., assistant to the General director of OJSC "Tyumentelecom".

Participants of the meeting:
Voting by correspondence - 164 shareholders with voting rights totally by 217 148 voting shares of OJSC "Tyumentelecom" and 7 plenipotentiary representatives of shareholders acting on the basis of proxies and using voting rights totally by 176 768 voting shares of OJSC "Tyumentelecom" regarding all item of agenda.
Total number of participants voting by correspondence – 171 shareholders and their plenipotentiary representatives possessing totally 393 916 votes.

Voting in person – 54 shareholders with voting rights totally by 1 634 266 votes represented by placed ordinary and preference shares of OJSC "Tyumentelecom" and 34 plenipotentiary representatives of shareholders with voting rights totally by 25 554 113 voting shares of OJSC "Tyumentelecom".

Total number of participants – 233 shareholders and their plenipotentiary representatives, holding totally 27 582 295 votes, which makes 76,835 % of total number of votes provided by placed ordinary and preference shares of OJSC "Tyumentelecom".
According to the minutes No 1 of the counting board "Results of registration of shareholders - participants of the meeting and ballot papers delivery" (attachment 1) the meeting is competent.

Agenda of the extraordinary general meeting of shareholders:
«On re-organisation of the Company by joining OJSC "Uralsviazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer».

The General Director of OJSC "Tyumentelecom" Mr. Levin N.F. opened the meeting.

The Board of Directors defined the following working bodies for meeting realisation:

Presidium:
1.Plyushchev Maxim Sergeievich, representative of OJSC "Sviazinvest", chief specialist of corporate management department;
2. Levin Nikolai Fedorovich, General Director of OJSC "Tyumentelecom";
3. Sanachev Victor Petrovich, 1st Deputy General director of OJSC "Uralsvizinform".

Drafting group:
1. Udaltsov Sergei Nikolaievich , Law Department chief
2. Shmotina Tatiana Sergeievna , assistant to the General director, secretary of the meeting
3. Zaichko Dmitri Anatolievich , Securities Department chief

Levin N.F. reported on the voting procedure according to the items of agenda:
BALLOT PAPER in white colour votes for the item of agenda.

THE FIRST ITEM
«On re-organisation of the Company by joining OJSC "Uralsviazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer».

Mr. Levin N.F. made a report on uniting of communication operators of the Ural region on the basis of OJSC "Uralsviazinform" (attachment 2).

The shareholders voted.

Mr. Shevtsov A.F. reported on voting results regarding the item of agenda of extraordinary general meeting of shareholders **«On re-organisation of the Company by joining OJSC "Uralsviazinform". Approval of the Merger Agreement. Approval of the Deed of Transfer».**
Minutes of the counting board of extraordinary general meeting of shareholdersNo2 (attachment 3).

Mr. Levin N.F. announces voting results:

PRO - 27 527 165	99, 80 % (of accounted while quorum identification)
CONTRA - 3 406	0, 01 %
REFRAINED – 752	0, 003 %

Adopted decision:
«To re-organise the Company by joining OJSC "Uralsviazinform". To approve the Merger Agreement. To approve the Deed of Transfer".

The meeting is declared closed.

Chairman of the meeting Levin N.F.

Secretary of the meeting Shmotina T.S.

«ТЮМЕНЬТЕЛЕКОМ» г. Тюмень

2

Dear Shareholders of OJSC "Tyumentelecom",

Annual meeting of OJSC "TYUMENTELECOM" shareholders for 2000 shall take place on June 27th, 2001.

The date of making list of shareholders entitled to participate in the Annual general meeting is fixed on April 30th, 2001.

Only the holders of ordinary shares of OJSC "Tyumentelecom" are entitled to vote at the general meeting of shareholders for 2000.

Please see below the Agenda of the annual general meeting:

1. Election of Counting Board.
2. Approval of OJSC "Tyumentelecom" annual report, balance sheet, profits and losses report, distribution of profits and losses in 2000 and planned distribution of profits and losses in 2001.
3. Election of the Board of Directors of OJSC "Tyumentelecom".
4. Amendments and additions of OJSC "Tyumentelecom" Charter. Approval of the new edition of the Charter.
5. Approval of the Statement on the Board of Directors of OJSC "Tyumentelecom" (new edition).
6. Approval of the Statement on the Revision Commission of OJSC "Tyumentelecom" (new edition).
7. Election of Revision Commission members.
8. Identification of dividends amount for 2000; terms, procedure and form of payment per each category of OJSC "Tyumentelecom" shares.
9. Confirmation of the auditor for OJSC "Tyumentelecom" for 2001 according to Russian accounting standards.

OJSC "Tyumentelecom" address: 625000 Tyumen city, Republic St. 56

Venue of the meeting: 626150 Tobolsk city, Mendeleiev prospect, 5

Registration starts at 11 a.m.

Meeting starts at 1 p.m.

You can votes with the ballot-papers:

- In advance by sending your ballot-papers at OJSC "Tyumentelecom", 625000 Tyumen city, Republic St. 56. Ballot-papers received not later than 6 p.m. on June 24th 2001 shall be taken into account for defining the quorum and drawing the results of voting;
- Directly at the meeting.

For enquiry please call: (3452) 467 468, 464 662.

Board of Directors
OJSC "Tyumentelecom"

Dear shareholders of open joint stock company "Tyumentelecom",

We hereby inform you that the extraordinary general meeting of shareholders of OJSC "Tyumentelecom" with joint presence of shareholders shall take place on September 25th, 2001 at 3 p.m. in Tyumen. Venue: Tyumen city, Osipenko St. 1, Regional centre of national cultures and arts of the Committee on Culture of Tyumen Oblast Administration.

Registration starts at 1 p.m. on September 25th, 2001 at Tyumen city, Osipenko St. 1, Regional centre of national cultures and arts of the Committee on Culture of Tyumen Oblast Administration.

Agenda of the meeting:

1. On re-organisation of the Company by joining to OJSC "Uralsvyazinform". Approval of the merger agreement. Approval of the deed of transfer.

The list of shareholders entitled to take part in the general meeting of shareholders is made on the basis on registrar of shareholders of OJSC "Tyumentelecom" as at July 28th, 2001.

Holders of ordinary and preferred shares of the Company have the right of voting regarding the subject of the agenda.

You can get documents related to the agenda at room 424, Republic St. 56, Tyumen city, or at the web site: www.telecom.tmn.ru.

The shareholder (or representative of the shareholder) has the right to send filled-in ballot papers by registered mail at: 625000 Russia, Tyumen, Republic St. 56, OJSC "Tyumentelecom". The term of ballot-papers acceptance by the Company expires at 6 p.m. on September 22nd, 2001.

Ballot-papers sent by registered mail are taken into account for quorum identification and votes calculation if received by the Company no later than 2 days before the general meeting of shareholders. The ballot-paper is valid if only one version of vote is selected. Besides the shareholder (or representative of the shareholder) should sign the ballot-paper.

For registration and participation in the extraordinary meeting of shareholders the shareholder (or his representative) should have:

- For physical persons – passport, if represented – passport and letter of attorney made in accordance with paragraph 4, article 185, Civil Code of the Russian Federation or signed by a notary;
- For representatives of shareholders – passport and letter of attorney made in accordance with paragraph 4, article 185, Civil Code of the Russian Federation or signed by a notary.

As far as the question of Company's re-organisation is included into the agenda and if such decision is taken, a shareholder that voted against Company's re-organisation or who did not take part in voting has the right to require redemption of all or some of his shares by the Company.

Redemption of shares shall be realised at 13.66 Roubles per one ordinary share of OJSC "Tyumentelecom" and 8,8 Roubles per one preferred share of OJSC "Tyumentelecom".

Written demand on shares redemption (please note your passport data, residential address or temporary address, number and type of shares to be repaid) should be sent by registered mail at 625000 Russia, Tyumen, Republic St. 56.

Demand of a shareholder on redemption of his shares should be presented not later than 45 days after the moment when corresponding decision was taken by the general meeting of shareholders.

Within 30 days after expiry of the term of shares redemption claims the Company is obliged to repay the shares. The Company should pay any shareholder within 30 days starting from the working day following the last day of 45-day term after the decision of the general meeting of shareholders to re-organise the Company. The Company informs the shareholder on payment day to the address stated in the redemption claim.

According to paragraph 5, article 76 of the Federal law "On shareholding companies" the total amount of money allotted by the Company to repay shares cannot exceed 10% of the cost of net assets of the Company as at the date of decision to re-organise the Company.

In case the total number of shares claimed to be repaid exceeds the number of shares that can be repaid by the Company taking into account the above-mentioned limitation, the shares shall be repaid proportionally the claims.

You can get additional information at: (3452) 467 468, 464 662

Board of Directors of OJSC "Tyumentelecom"

		Code
OJSC "Tyumentelecom" (company)	by OKPO	1159984
	Activity type by OKDP	52300
	Operation type	
		Period under review
		from 01.01.01 to 30.06.01

02 FEB 13 ... 8:...

Document number	Date
	July 25, 2001

INVENTORY SHEET

AS OF JUNE 30, 2001

INVENTORY SHEET OF THE JOINING COMPANY
AS OF JUNE 30, 2001

№	Account name	Account number	Accounting data, thous. rbls		Inventory data, thous. rbls		Inventory results, amount	
			Debit	Credit	Debit	Credit	(+) excess	(-) shortage
	1	2	3	3	3	3	4	4
1	Intangible assets	04	11887		11887		-	-
2	Intangible assets wear	05		1358		1358	-	-
3	Fixed assets	01	3496939		3496939		-	-
4	Fixed assets wear	02		2091400		2091400	-	-
5	Not completed construction	07,08,61	126456		126456		-	-
6	Long-term financial investments	06	13914		13914		-	-
	Reserves:							
7	raw and ready materials	10	26740		26740		-	-
8	low value goods and consumables	12	21705		21705		-	-
9	wear of low value goods	13		18356		18356	-	-
10	Expenses in non completed production	23					-	-
11	Goods for resale	41	1504		1504		-	-
12	Goods shipped	45					-	-
13	Future expenses	31	3644		3644		-	-
14	VAT on purchased values	19	15794		15794		-	-
	Debts receivable:							
15	buyers and customers	62,76	84989		84989		-	-
16	advances paid	61					-	-
	other debtors:							
17	settlement with suppliers and contractors	60	12802		12802		-	-
18	settlements due to claims	63	2208		2208		-	-
19	indebtedness due to non-budget funds	67	535		535		-	-
20	indebtedness due to budget	68	5856		5856		-	-
21	indebtedness due to non-budget funds	69					-	-
22	settlements with staff personnel due to other operations	73	267		267		-	-
23	long-term settlements with staff personnel due to other operations	73	3449		3449		-	-
24	settlements with accountable persons	71	110		110		-	-

25	settlements with different debtors and creditors	76	23206		23206		-	-
26	Shortages and losses due to values damage	84	11		11		-	-
27	Short-term financial investments	58					-	-
	Monetary means:							
28	clearing account	51	11732		11732		-	-
29	cash	50	603		603		-	-
30	hard currency accounts	52					-	-
31	other monetory means	55,57	3427		3427		-	-
32	Charter capital	85		358982		358982	-	-
33	Additional capital	87		1050475		1050475	-	-
34	Reserve capital	86		5973		5973	-	-
35	Social fund	88		8500		8500	-	-
36	Retained profit of previous years	88		36083		36083	-	-
37	Retained profit of the year under review	88		37122		37122	-	-
38	Liabilities on securities	95		143054		143054	-	-
	Short-term loans and credits:							
39	bank credits	90					-	-
40	short-term loans and credits	94					-	-
	Accounts payable:							
41	to suppliers and contractors	60,76		7793		7793	-	-
42	long-term liabilities	60,76					-	-
43	advances received	64		16682		16682	-	-
44	indebtedness due to budget	68		22380		22380	-	-
45	arrears of wages	70		11186		11186	-	-
46	indebtedness due to state non-budget funds	69		2611		2611	-	-
	Other creditors:							
47	indebtedness due to state non-budget funds	67		440		440	-	-
48	settlements with accountable persons	71		465		465	-	-
49	settlements regarding property on separate balance	74					-	-
50	other creditors	76		28634		28634	-	-
51	Indebtedness due to participants (founders) regarding incomes	75		11494		11494	-	-
52	Deferred incomes	83		8291		8291	-	-
	Total		**3867778**	**3861279**	**3867778**	**3861279**	**-**	**-**

Company head	General director		N.F. Levin
	position	signature	full name
Chief accountant			E.V. Dmitrieva
		signature	full name
Chairman of inventory commission	Deputy general director		N.A. Saraiev
	position	signature	full name

«ТЮМЕНЬТЕЛЕКОМ» г. Тюмень

CONCLUSION
of OJSC "Tyumentelecom" Revision Commission
for 2000

Tyumen April 4th, 2001

Revision Commission confirms the accounting report of OJSC "Tyumentelecom" for 2000 as stated below:

- accounted receipts	704 444 thous. roubles
- prime cost of sold goods, products	568 232 thous. roubles
- profit prior to taxation	87 336 thous. roubles
- debts receivable	133 772 thous. roubles
including for communication services	86 414 thous. roubles
- payments to the budget from paid profit	42 587 thous. roubles
- arrears according to verification act	710 thous. roubles
- penalties paid	290 thous. roubles
- retained profit of the previous years	32 065 thous. roubles
- retained profit of the year under review	43 749 thous. roubles

The present balance is verified by tax inspection and auditors.

Revision Commission did not receive a single request or application from shareholders.

V.A. Romanov
Revision Commission Chairman

CONFIRMED

By the general meeting of shareholders
Open joint stock company
"Uralsvyazinform"
September 27, 2001

____
Chairman of the meeting

CONFIRMED

By the general meeting of shareholders
Open joint stock company
«Tyumentelecom"
September 25, 2001

____
Chairman of the meeting

(1) OPEN JOINT STOCK COMPANY «URALSVYAZINFORM"

(2) OPEN JOINT STOCK COMPANY «TYUMENTELECOM»

MERGER AGREEMENT

CONTENTS

THE PRESENT MERGER AGREEMENT («Agreement») is made on September 25, 2001

BETWEEN:

(a) **OPEN JOINT STOCK COMPANY «URALSVYAZINFORM»**, registered in the Russian Federation at the following address: Russian Federation, 614096 Perm, Lenin St. 68, represented by the General director Rybakin Vladimir Ilych and the Chief accountant Onuchina Lydia Vladimirovna (hereinafter referred to as **«the Principal Company»**);

(b) **OPEN JOINT STOCK COMPANY «TYUMENTELECOM»**, registered in the Russian Federation at the following address: Russian Federation, 625000 Tyumen, Republic St. 56, represented by the General director Levin Nikolai Fedorovich and the Chief accountant Dmitrieva Elena Vladimirovna(hereinafter referred to as **«the Joining Company»**);

The Principal Company and the Joining Company are hereinafter referred to as the Parties.

WHEREAS:

(A) The Parties carry out similar production activity in the sphere of electric communication services;

(B) Taking into account the unity of objectives and subjects of activity in order to achieve effective use of the assets of the Parties, to raise competitiveness of services provided by the Parties, to streamline management and to decrease costs in the interest of raising profit and extension of provided services, the Parties wish to merge and to extend activity by means of uniting their corresponding production capacities and other assets in the framework of one legal person;

(C) On July 16, 2001 the Board of Directors of the Principal Company and on July 17, 2001 the Board of Directors of the Joining Company have taken decisions on soundness of Companies' re-organisation by merger of the Joining Company with the Principal Company (hereinafter referred to as **«Merger»**). The decisions also concerned submitting corresponding issues to the agenda of the general meetings of shareholders of the Principal Company and the Joining Company;

(D) Re-organisation mentioned herein is made in the framework of merger of the biggest communication operators in the Ural region including OJSC «Uralsvyazinform», OJSC «Svyazinform» in Tcheliabinsk region, OJSC «Tyumentelecom», OJSC «Uraltelecom» in Sverdlovsk region, OJSC «Khantymansiiskkrtelecom», OJSC «Electrosvyaz» in Kurgan region and OJSC «Yamalelectrosvyaz».

THE PARTIES HAVE AGRRED on the following:

1. THE SUBJECT OF THE AGREEMENT

1.1 The Parties agree to merge on the conditions mentioned in the present Agreement, on the basis of the resolution of the general meeting of shareholders of the Principal Company of September 27, 2001 and the resolution of the general meeting of shareholders of the Joining Company of September 25, 2001, in accordance with Article 57 of the Civil Code of the Russian Federation (hereinafter referred to as **«the Civil Code»**), Articles 15 and 17 of the Federal Law «On shareholding companies» of November 24, 1995 and other effective legislation. All rights and liabilities of Joining Company shall transfer to the Principal Company.

1.2 To perform the present Agreement the Parties jointly undertake all actions and procedures necessary for Merger.

1.3 The Principal Company undertakes general management of the Merger procedure and provides necessary assistance to the Joining Company. The Principal Company provides registration of necessary changes and additions of the Charter of the Principal Company connected with Merger.

1.4 Upon requirement of the corresponding management bodies of the Principal Company the Joining Company immediately provides any necessary documents and information for Merger to the Principal Company and its empowered representatives.

2. PRELIMINARY CONSENT

2.1. The Parties agree to obtain all permissions of the management bodies of the Parties as well as all consents necessary for Merger in the shortest possible period of time independently or through empowered representatives. The Parties agree to also obtain any other permissions and consents that might be necessary to complete Merger procedure.

3. STAGES OF MERGER PROCEDURE

3.1. The main stages of Merger procedure include:

3.1.1 the Boards of Directors of the Principal Company and of the Joining Company take decisions necessary to carry out Merger including decisions to convene general meetings of shareholders and to submit Merger issue into agenda;

3.1.1. signature of the present Agreement and the Deed of Transfer;

3.1.2. confirmation of statements on affiliates of the Principal Company founded as the result of Merger;

3.1.3. approval of Merger by the Ministry for Antimonopoly Policy of the Russian Federation;

3.1.4. general meeting of shareholders of the Principal Company takes decisions necessary for Merger including, in particular, resolution on re-organisation and approval of the present Merger Agreement;

3.1.5. general meeting of shareholders of the Joining Company takes decisions necessary for Merger including, in particular, resolution on re-organisation by joining the Principal Company; approval of the present Merger Agreement and the Deed of Transfer;

3.1.6. redemption of shares of the shareholders of Joining and Principal Companies if correspondingly claimed according to articles 75 and 76 of the Federal Law «On shareholding companies»;

3.1.7. Notification of the creditors of the Principal and Joining Companies on re-organisation and satisfaction of the Parties creditors' requirements on cessation and/or preterm performance of obligations. This work is done by each Party correspondingly within the terms set out in Article 15 of the Federal Law «On shareholding companies»;

3.1.8. the Board of Directors of the Principal Company approves the resolution to increase Charter capital by placement of additional ordinary and preferred shares (hereinafter referred to as «Shares»); Resolution on emission and emission prospect regarding conversion of correspondingly ordinary and preferred shares of the Joining Company as well as the bonds of the Principal Company (hereinafter referred to as "Bonds") for conversion of the bonds of the Joining Company;

3.1.9. state registration of Shares and Bonds emission of the Principal Company;

3.1.10. making entries into the State Register on cessation of activity of the Joining Company;

3.1.11. transfer of assets and liabilities from the Joining Company to the Principal Company, staff personnel transfer and notification of counterparts;

3.1.12. the Board of Directors of the Principal Company takes decision on approval of the Shares emission report and Bonds emission report and on convocation of extraordinary meeting of shareholders of the Principal Company including shareholders of the Joining Company whose shares were converted into the shares of the Principal Company (hereinafter referred to as **«Joint meeting»**), approval of its agenda;

3.1.13. registration of report on Shares emission and Bonds emission of the Principal Company;

3.1.14. re-registration of licenses of the Joining Company in the name of the Principal Company;

3.1.15. Joint meeting takes a decision on approval of the Charter in new edition, on amendments and additions of the Charter of the Principal Company and other decisions;

3.1.16. Registration of new edition of the Charter of the Principal Company with amendments and additions.

3.2. The Parties have the right to make an agreement to change the order and sequence of the separate stages of Merger procedure and to undertake other necessary actions not mentioned in the present Agreement if required by the Russian legislation or competent state bodies.

3.3. Within the period of time not later than 1 month prior to conversion of securities, the Parties provide transfer of rights to keep register of proprietors of nominal securities to a single register holder. Records on conversion of securities into the registers of proprietors of nominal securities of the Principal Company and the Joining Company are made by the register holder of the Principal Company and of the Joining Company on the same day, no later than 10 (ten) working days from the date of notice receipt from the Principal Company on cessation of activity of the Joining Company. As soon as the notice is received, the register holder stops to accept documents for operations in the register of proprietors of nominal securities of the Joining Company excluding documents required for records on conversion of the securities of the Joining Company into securities of the Principal Company. The notice is issued by the Principal Company by sending to the register holder of the Principal Company and the Joining Company a corresponding resolution and notary certified copy of the document proving registration of cessation of activity of the Joining Company. The notification should be made by the Principal Company on the day when the Principal Company receives a document proving registration of cessation of activity of the Joining Company from a state registration body.

3.4. The merger of the Joining Company is considered completed on the day when all necessary consents are obtained and a corresponding record on cessation of activity of the Joining Company is made in the State Register (hereinafter referred to as «**Date of joining**»).

3.5. From the Date of joining:

3.5.1. The Joining Company ceases its existence (which is correspondingly recorded in the State Register);

3.5.2. All assets and liabilities of the Joining Company are considered as transferred to the Principal Company in accordance with the deed of transfer prepared according to Appendix I of the present Agreement (hereinafter referred to as **«Appendix I»**) according to Article 59 of the Civil Code and other effective legislation (hereinafter referred to as «**Deed of transfer**»), the Principal Company becomes the owner of transferred property and it becomes responsible for all liabilities of the Joining Company. The Principal Company gets the rights of requirements of the Joining Company;

3.5.3. Ordinary shares of the Joining Company possessed by its shareholders (excluding those re-bought in accordance with articles 75 and 76 of the Federal Law "On shareholding companies") are considered converted into additional ordinary shares of the Principal Company, and preferred shares of the Joining Company possessed by its shareholders (excluding those re-bought in accordance with articles 75 and 76 of the Federal Law "On shareholding companies") are

considered converted into additional preferred shares of the Principal Company according to Article 4 of the present Agreement; and

3.5.4. The bonds of the Joining Company are considered converted into corresponding bonds of the Principal Company.

4. PLACEMENT OF ADDITIONAL SHARES AND BONDS OF THE PRINCIPAL COMPANY

4.1. The number of additional ordinary shares of the Principal Company that can be purchased by the shareholders of the Joining Company (holders of ordinary shares of the Joining Company) is defined in **Appendix II** to the present Agreement. Additional ordinary shares of the Principal Company provide the same rights as the existing ordinary shares held by the shareholders of the Principal Company according to the regulations of the Charter of the Principal Company. The regulations stipulate the following:

4.1.1. Each ordinary share of the Principal company provides similar rights to its holder;

4.1.2. The holders of ordinary shares of the Principal Company may participate in general meetings of shareholders with the right to vote regarding all issues of their competence personally or through empowered representatives. They have the right to get dividends and their part of property in case of Company liquidation;

4.1.3. Each holder of the ordinary shares of the Principal Company has the right to alienate his shares without consent of other shareholders of the Principal Company;

4.1.4. Holders of ordinary shares of the Principal Company have privileged rights to purchase additional shares placed by the Principal Company;

4.1.5. Holders of ordinary shares of the Principal Company have the right to get extracts from the register of shareholders as defined by the effective legislation;

4.1.6. Holders of ordinary shares of the Principal Company have the right to submit issues into agenda of the annual meeting, to propose and elect candidates into management and control bodies according to the Charter of the Principal Company.

4.2. The number of additional preferred shares of the Principal Company that can be purchased by the shareholders of the Joining Company (holders of preferred shares of the Joining Company) is defined in **Appendix III** to the present Agreement. Though according to Article 25 of the Federal law "On shareholding companies" the total nominal cost of all placed preferred shares of the Principal Company should not exceed 25 (twenty five) percent of the Charter capital of the Principal Company. Preferred shares of the Principal Company provide rights according to the regulations of the Charter of the Principal Company. The regulations stipulate the following:

4.2.1. Preferred shares of the Principal Company having similar nominal cost provide similar rights to their holders;

4.2.2. Holders of preferred shares of the Principal Company have no voting right at general meetings of shareholders excluding cases stipulated by the effective laws. However, shareholders in possession of preferred shares of the Principal Company have the right to attend any general meeting of shareholders personally or though their representatives;

4.2.3. Holders of preferred shares of the Principal Company have the right to get fixed annual dividends. The total amount of dividend per each preferred share is defined as 10 percent of net profit according to results of the last financial year divided by the number of preferred shares of the Principal Company. The total nominal cost of preferred shares is 25 (twenty-five) percent of the Charter capital of the Principal Company. If the amount of dividends paid by the Principal Company per each ordinary share in certain year exceeds the amount to be paid as dividends per each preferred share, then the amount of dividends paid for preferred shares should be increased to the amount of dividends paid per ordinary shares;

4.2.4. Holders of preferred shares of the Principal Company have the right to get liquidation cost amounting nominal cost of preferred shares in case of Principal Company liquidation;

4.2.5. Holders of preferred shares participate in general meeting of shareholders with the right to vote on Principal Company re-organisation and liquidation issues. The holders of preferred shares of the Principal Company obtain the right to vote at general meetings of shareholders if amendments and additions to the Charter are discussed, in case they concern limitation of rights of holders of preferred shares of the Principal Company; including identification or increase of dividend amount or/and identification or increase of liquidation cost paid per preferred share of previous issue. Holders of preferred shares may also vote on providing privileges for the order of dividend payment and (or) liquidation cost of shares to the holders of preferred shares;

4.2.6. Holders of preferred shares of the Principal Company have the right to participate in general meetings of shareholders with the right of vote regarding all issues in their competence starting from the meeting following the general annual meeting of shareholders during which the decision on dividends payment was not made or the decision on incomplete payment of dividends per preferred shares of the Principal Company was taken. The right of holders of preferred shares of the Principal Company to participate in general meetings of shareholders suspends from the moment of the first full payment of dividends per above mentioned shares;

4.2.7. Holders of preferred shares of the Principal Company have the right to alienate their shares without consent of other shareholders of the Principal Company;

4.2.8. Holders of preferred shares of the Principal Company have the right to get extracts from the register of shareholders as defined by the effective legislation;

4.2.9. Holders of preferred shares of the Principal Company may also have other rights according to the effective laws.

4.3. The number of newly placed Bonds of the Principal Company shall correspond to the number of already placed bonds of the Joining Company. The above mentioned Bonds of the Principal Company shall have the same nominal cost and provide the same rights as the bonds of the Joining Company. One bond of the Joining Company shall be converted correspondingly into one Bond of the Principal Company.

4.4. After the Date of joining the Principal Company shall make all necessary steps for:

4.4.1. Registration of report on results of Shares issue and report on results of Bonds issue; and

4.4.2. Registration of new edition of the Charter, amendments and additions to the Charter of the Principal Company connected with placement of additional shares of the Principal Company according to the present Agreement.

5. SUCCESSION

5.1. From the Date of joining the Principal Company becomes a successor of the Joining Company regarding all rights and obligations irrespective if they were set out in the Deed of Transfer.

5.2. Before the Date of joining the Joining Company continues to own, manage and control its assets, rights and obligations.

5.3. After the present Agreement comes into force either Party accepts not to make any transactions and not to undertake any actions without preliminary written agreement of the other Party, if such transactions or actions may negatively influence financial position or activity of the other Party. In particular, either Party agrees not to make any transaction and not to undertake any actions without written consent concerning: (a) alienation or burden of any important assets the cost of which exceeds 2 (two) percent of the cost of net assets of the Party on the date of action or transaction; (b) granting or receiving credits or loans, or giving guarantees or warranties the total amount of which exceeds 2 (two) percent of the cost of net assets of the Party on the date of action or transaction; (c) providing rights to the third parties to participate in sharing the profit of such Party; (d) making amendments or additions of the Charter of such Party excluding amendments and changes necessary or advisable for Merger purpose; (e) issue and placement of shares, bonds and other securities by such Party excluding securities placed for the purpose of Merger.

5.4. If assets and/or liabilities of the Joining Company increase in the period between the date of the Deed of Transfer and the Date of joining, all of them are considered as transferred to the Principal Company on the Date of joining.

5.5. The Parties agree that the assets of the Joining Company may be decreased before the Date of joining only on the account of:

5.5.1. Satisfaction of requirements by the Joining Company to repurchase shares of its shareholders who voted against re-organisation or did not take part in voting for this issue of agenda on the general meeting of shareholders of the Joining Company and who correspondingly claimed for redemption of shares;

5.5.2. Satisfaction of creditors' requirements of the Joining Company;

5.5.3. As well as on the account of other changes in the composition of transferred property allowable and agreed upon in accordance with the present Agreement.

Either Party agrees to inform the other Party on regular basis about requirements of shareholders and creditors of such Party.

5.6. If necessary for the purpose of accounting the Parties may keep additional sheets showing assets and liabilities of the Joining Company directly on the date of transfer to the Principal Company. The Parties acknowledge and agree that the additional accounting sheets shall be considered as accounting documents without prior approval or confirmation by the Boards of Directors or general meetings of shareholders of the Principal Company or the Joining Company.

5.7. On the Date of joining the Joining Company transfers to the Principal Company all certificates, agreements and any other documents confirming the rights of property of the Joining Company as well as other documents witnessing the fact and amount of liabilities, debts and obligations of the Joining Company. The Joining Company also transfers all archives and other documents related to the activity of the Joining Company excluding: (a) documents transferred to the state archive according to the effective laws, and (b) documents necessary for normal and discontinuous activity of a corresponding branch appeared as result of Merger. The Joining Company provides making and transfer to the Principal Company the copies of all documents passed to the State archive and/or remaining at the disposal of a branch.

5.8. In case some settlements with the shareholders who voted against re-organisation or did not take part in voting for this issue of agenda on the general meeting of shareholders of the Joining Company and who correspondingly claimed for redemption of shares, regarding redemption of shares of the Joining Company are not finished on the Date of joining, then the Principal Company shall undertake these settlements from the Date of joining.

5.9. Within one calendar year from the moment of creation of a corresponding branch, the Principal Company agrees (a) not to make any considerable changes regarding the payroll list and/or the number of employees of the branch and wages fund, excluding changes necessary for normal and discontinuous

activity of the branch in the framework of the Principal Company; (b) to preserve the same social guarantees of the branch employees existed before the Merger. Any considerable changes of the internal structure of the branch and/or payroll list shall be agreed upon with the management of the branch

6. JOINT GENERAL MEETING

6.1. In the maximum short period of time after the state registration of the report on results of additional shares issue of the Principal Company the Board of Directors of the Principal Company takes a decision on convocation of the Joint general meeting of the shareholders of Principal Company and the shareholders of the Joining Company whose shares are converted into the shares of the Principal Company. The following decisions should be made at this meeting:

6.1.1. Confirmation of the Charter of the Principal Company in new edition, amendments and additions of the Charter of the Principal Company;

6.1.2. Preterm termination of the term of office of the effective members of the Board of Directors and election of the new Board of Directors of the Principal Company;

6.1.3. Preterm termination of the term of office of the effective General Director and appointment of the new General Director of the Principal Company;

6.1.4. Preterm termination of the term of office of the effective;

6.1.5. Other issues.

6.2. The joint meeting is convened in accordance with procedures set out by the Charter of the Principal Company.

6.3. Taking into account the statements of Article 6.2 of the present Agreement, the shareholders whose names were inserted into the register of shareholders 60 days before the date of the Joint meeting are entitled to participate in the Joint meeting. The date of the Joint meeting is fixed at the meeting of the Board of Directors.

6.4. The shareholders totally possessing not less than 2 percent of voting shares of the Principal Company at the date of corresponding proposal have the right to propose candidates for the Board of Directors and Revision Commission of the Principal Company. The proposal should be made not later than 45 days prior to the date of Joint meeting as decided by the Board of Directors of the Principal Company. The number of proposed candidates cannot exceed quantitative composition of this body.

6.5. The owners of ordinary shares including additional ordinary shares of the Principal Company placed among the shareholders of the Joining Company according to the present Agreement have the right of vote at the Joint meeting Voting at the Joint meeting shall be organised according to the principle "one share – one vote" excluding the cases of cumulative voting in accordance with the Federal law "On shareholding companies".

7. COMING INTO FORCE

7.1. The present Agreement comes into force under condition of its approval by the general meeting of shareholders of the Principal Company and the general meeting of shareholders of the Joining Company. The Agreement is cancelled on the date when both Parties have appropriately performed their duties regarding the present Agreement.

7.2. The Joining Company notifies the Principal Company on decision on re-organisation taken by the general meeting of shareholders. It forwards a copy of the Minutes of the meeting to the Principal Company within 15 days after the meeting.

8. FORCE MAJOR

8.1. The Parties are not liable for non-performance or inappropriate performance of their duties in relation with the Agreement if some circumstances appear making complete or partial performance of duties impossible, namely in case of fire, natural calamities, wars, war operations, blockade, change of effective laws and other circumstances beyond the control of the Parties. Then, the term of performance of duties is delayed proportionally to the time taken by such circumstances. In case such circumstances and (or) their consequences are in force for more than 1 year, the Parties are released from obligations connected with the present Agreement.

8.2. The Party found itself under influence of force major circumstances is obliged to notify the other Party not later than 10 (ten) calendar days after the circumstances appeared.

8.3. Absence of notification or late notification about force major circumstances does not give the right to refer to force major circumstances if the Party is not able to perform its duties related to the present Agreement in case this Party had a possibility to notify the other Party.

9. SETTLEMENT OF DISPUTES

9.1. All disputes and arguments arising from the present Agreement or connected with it are settled by the Parties by negotiations.

9.2. If the Parties cannot come to agreement regarding some dispute by negotiations, then this dispute is subject to settlement in the court of laws according to the general terms within the jurisdiction.

9.3. The present Agreement is governed according to the legislation of the Russian Federation.

10. OTHER STATEMENTS

10.1. All changes and additions to the present Agreement should be stated in writing and signed by empowered representatives of the Parties.

10.2. In case of any changes in the effective laws of the Russian Federation concerning, in particular regarding the procedure of conversion of shares and bonds, the order of convocation and realisation of the Joint meeting, approximation of fractional rests and any other issues connected with Merger procedure, the Parties agree to act according to such changes in order to perform the present Agreement.

SIGNATURES OF THE PARTIES

OPEN JOINT STOCK COMPANY «URALSVYZINFORM»:

General director Rybakin V.I. Stamp	Chief accountant Onuchina L.V.

OPEN JOINT STOCK COMPANY «TYUMENTELECOM»:

General director Levin N.F. Stamp	Chief accountant Dmitrieva E.V.

APPENDIX I

APPROVED
by the general meeting of shareholders
Open joint stock company
«Tyumentelecom»
September 25, 2001

____
Chairman of the meeting

DEED OF TRANSFER

Tyumen September 25, 2001

The present document is made on the basis of Article 59 of the Civil Code of the Russian Federation.

According to the decision of the general meeting of shareholders of open joint stock company "Tyumentelecom" **(«Joining Company»)** from September 25, 2001 and decision of the general meeting of shareholders of open joint stock company "Uralsvyazinform" **(OJSC "Uralsvyazinform")** from September 27, 2001 on re-organisation of the companies in the form of merger of the Joining Company with OJSC "Uralsvyazinform" the present document approves transfer of all assets and liabilities of the Joining Company to OJSC "Uralsvyazinform" in accordance with the balance of the Joining Company as of June 30, 2001.
OJSC "Uralsvyazinform" is the successor of the Joining Company regarding all its rights and obligations related to the third persons including all creditors and debtors of the Joining Company including liabilities argued upon by the third persons.
Attachments:

1. Accounting report of the Joining Company as of June 30, 2001;
2. Inventory sheet of the Joining Company as of June 30, 2001.

OJSC "Uralsvyazinform"

____

Name: Rybakin V.I.
Position: General director
Stamp

____

Name: Onuchina L.V.
Position: Chief accountant

Joining Company

____

Name: Levin N.F.
Position: General director

____

Name: Dmitrieva E.V.
Position: Chief accountant
Stamp

AAPENDIX II

Number of ordinary shares of the Principal Company put on sale for the shareholders (holders of ordinary shares) of the Joining Company

THE NUMBER OF ORDINARY SHARES OF THE PRINCIPAL COMPANY WHICH CAN BE PURCHASED BY THE SHAREHOLDERS OF THE OPEN JOINT STOCK COMPANY "TYUMENTELECOM" ("JOINING COMPANY") – THE HOLDERS OF ORDINARY SHARES

The number of additionally issued ordinary shares of the Principal Company which can be purchased by the shareholders of the Joining Company (holders of ordinary shares) is 4 785 073 985 pieces.

Additional ordinary shares of the Principal Company shall be distributed among the shareholders of the Joining Company (holders of ordinary shares) as follows: 169,26463472 ordinary shares of the Principal Company for 1 (one) ordinary share of the Joining Company.

In case the total number of additional shares of the Principal Company obtained by a shareholder of the Joining Company makes a fractional number more than 1 (one share of the Principal Company) as result of conversion, then this number is rounded up or rounded down according to mathematics rules: if the tenth part of the number is from zero to four, the number is rounded down; if the tenth part of the number is from five to nine, the number is rounded up; the hundredth part of the number is neglected.

In case the total number of additional shares of the Principal Company obtained by a shareholder of the Joining Company makes a fractional number less than 1 (one share of the Principal Company) as result of conversion, then this number is rounded up (to make one share of the Principal Company).

Number of preferred shares of the Principal Company put on sale for the shareholders (holders of preferred shares) of the Joining Company

THE NUMBER OF PREFERRED SHARES OF THE PRINCIPAL COMPANY WHICH CAN BE PURCHASED BY THE SHAREHOLDERS OF THE OPEN JOINT STOCK COMPANY "TYUMENTELECOM" ("JOINING COMPANY") – THE HOLDERS OF PREFERRED SHARES

The number of additionally issued preferred shares of the Principal Company which can be purchased by the shareholders of the Joining Company (holders of preferred shares) is 1 595 036 510 pieces.

Additional preferred shares of the Principal Company shall be distributed among the shareholders of the Joining Company (holders of preferred shares) as follows: 169,26463472 preferred shares of the Principal Company for 1 (one) preferred share of the Joining Company.

In case the total number of additional shares of the Principal Company obtained by a shareholder of the Joining Company makes a fractional number more than 1 (one share of the Principal Company) as result of conversion, then this number is rounded up or rounded down according to mathematics rules: if the tenth part of the number is from zero to four, the number is rounded down; if the tenth part of the number is from five to nine, the number is rounded up; the hundredth part of the number is neglected.

In case the total number of additional shares of the Principal Company obtained by a shareholder of the Joining Company makes a fractional number less than 1 (one share of the Principal Company) as result of conversion, then this number is rounded up (to make one share of the Principal Company).

Merger of Telecommunications Operators of Urals Region

Presentation to Shareholders

UralSvyazInform

Chelyabinsk SVYAZINFORM open joint-stock company

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО УРАЛТЕЛЕКОМ СВЕРДЛОВСКОЙ ОБЛАСТИ

ТТК Тюменьтелеком

Khantymansiyskorktelecom

http://www.zaural.ru Электросвязь Курганской области

ЯМАЛЭЛЕКТРОСВЯЗЬ

LV FINANCE

August 2001

02 FEB 13 AM 8:11

Disclaimer

This presentation is made for information purposes only and is intended for the shareholders, creditors and authorized officers of the merging companies.

This presentation was prepared on the basis of information obtained from the merging companies. It is our assumption that this information was duly revised and approved by authorized representatives and management bodies of the merging companies. LV Finance does not bear any responsibility for the completeness or authenticity of such information.

This presentation does not constitute any offer to purchase, sell or undertake any other actions with the shares or other securities of the merging companies. LV Finance's conclusions contained herein are made for information purposes only.

Distribution, transfer or copying of this presentation as well as disclosure to any third party is prohibited without prior written consent of LV Finance.

Content

Executive Summary

- The merger of the telecom operators of the Ural region is part of the program on the restructuring of the telecommunications industry of the Russian Federation initiated by the Ministry of Telecommunications
- The Urals region is the most promising region in terms of overall economic growth in the Russian Federation
- The merger will make OJSC "Uralsvyazinform" the second largest company in terms of profit covering an area which is the fifth in terms of population in Russia
- The merger will be effected through the accession of OJSC "Svyazinform" of Chelyabinsk region, OJSC "Uraltelecom" of Sverdlovsk region, OJSC "Tyumentelecom", OJSC "Khantymansiyskorktelecom", OJSC "Elektrosvyaz" of Kurgan region and OJSC "Yamalelektrosvyaz“ by OJSC "Uralsvyazinform"

Executive Summary (continued)

- As a result of detailed analysis and extensive discussions with the management of each of the seven merging companies the following share conversion ratios were proposed:

	Conversion ratios*
OJSC "Svyazinform" of Chelyabinsk region	1 316.73752298
OJSC "Uraltelecom" of Sverdlovsk region	604.55185921
OJSC "Tyumentelecom"	169.26463472
OJSC "Khantymansiyskokrtelecom"	161.22295530
OJSC "Yamalelektrosvyaz"	220.75756257
OJSC "Elektrosvyaz" of Kurgan region	133.30259734

* The number of additional shares of OJSC "Uralsvyazinform" into which one share of respective merging company to be converted. The same conversion ratio is used for common and preferred shares.

- In May 2001 the terms and conditions of the merger and the above share conversion ratios were approved by the Acceptance Committee consisting of the General Directors of each of the seven merging companies led by the Deputy General Director of OJSC "Svyazinvest"
- In July 2001 the Boards of Directors of all merging companies took decisions to convene Extraordinary Shareholders Meetings and put the approval of the merger and the respective merger agreements onto their agenda

Content

Merger Objectives

- Improve the investment attractiveness and capitalization of the merged company
- Develop the telecommunications network to the international standards, integrate into global information community of XXI century
- Improve the quality and transparency of management by optimization of decision-making process, international standardization and quality certification of the business services
- Improve competitiveness
- Decrease the cost of telecommunications services by optimization of the structure of such costs
- Increase the effectiveness of the use of the assets and concentration on the most economically effective projects

Contents

Optimization of Costs

- Optimization of:
  - staff
  - procurement and unification of the equipment
  - R&D and R&D expenses
  - tariffs and settlements with Rostelecom, regional companies and clients
  - management of affiliates
  - capital raising
  - advertising and image products expenses
- Leverage intellectual property

→ **Increased capitalization**

Pro Forma Financials of the Merged Company

(in thousands of rubles, except for number of lines)

Performance highlights*	2000 (Pro Forma)	2001 (Projection Pro Forma)
Revenues	7 908 382	9 577 061
EBITDA	2 480 377	3 306 083
EBITDA Margin, %	31%	35%
Lines	2 637 297	2 742 523

Source: LV Finance

* This financials do not take into account synergies of the merger

Shareholding Structure of the Merged Company

Preferred shares in the charter capital account for – 19.50%


Private shareholders
53.62%
(42.36% of voting shares)
Svyazinvest
41.35%
(51.39% of voting shares)
RFFI
5.03%
(6.25% of voting shares)

Merged Telecommunications Company of the Ural Region

Merged Telecom Company of the Region	
Revenues	7.9 bill. rub.
Lines	2.6 mil.
Market Share*	5.6%

ОАО УРАЛМАШ

Seversk Pipes Factory

Chelyabinsk Pipes factory

Magnitogorsk metallurgical Combine



Salekhard
Khanty-Mansyisk
Perm
Ekaterinburg
Chelyabinsk
Kurgan
Tumen

Rosneft

сибнефть

Surgutneftegaz

Ural region (2000)	
Industrial Output	888.2 bill. rub.
Population**	15.6 mil.

* Of Russian telecommunications market; ** as of January 1,2000.
Source: Goskomstat, Svyazinvest, Ministry of Telecommunications of the Russian Federation

Content

- Executive summary
- Merger Objectives
- Merger Effects
- **Company Valuations**
- Merger Process
- Appendices
  - Description of the Merging Companies
  - Draft of the Merger Agreement
  - Information On Upcoming Meetings

Valuation Methodology

- **Trading Multiples Analysis** – this method is based on the analysis of the multiples of comparable companies' market price to financials and on the application of such average ratios in order to value each merging company

- **Discounted Cash Flow Analysis** – this method is based on discounting of projected “free cash flow" of each company. “Free cash flow" is defined as operating cash flow minus capital expenditures

Multiple Trading Analysis

- The main criteria for choosing the most comparable companies was:
  - comparable business mix
  - high liquidity
- Based one this criteria the following comparable companies were chosen:
  - fixed-line incumbent telecoms: OJSC MGTS, OJSV PTS, OJSC "Electrosvyaz" of Rostov region, OJSC "Svyazinform" of Nizhny Novgorod region, OJSC "Kubanelektrosvyaz"
  - mobile operators: OJSC "MTS", OJSC "Vympelcom"
- The multiples of the market price to each of the following performance figures were used for the valuation using abovementioned method:
  - revenues
  - EBITDA
  - capacity (number of lines)

Discounted Cash Flow

- In order to calculate net present value of the "free cash flows" were used the following ranges:
  - discount rate – 20-25%
  - terminal value multiples (fixed-line) – 4.5 – 5.0x
  - terminal value multiples (mobile services) – 5.5 – 6.0x
- The valuation was adjusted for:
  - cash and debts of the company;
  - valuation of the non-consolidated affiliated companies

Proposed Share Conversion Ratios

- Board of Directors of the merging companies proposed the following share conversion ratios:

Company	Conversion ratios*	Share in merged company
OJSC “Uralsvyazinform"	-	21.77%
OJSC "Svyazinform" of Chelyabinsk region	1 316.73752298	21.77%
OJSC "Uraltelecom" of Sverdlovsk region	604.55185921	20.50%
OJSC "Tyumentelecom"	169.26463472	15.13%
OJSC "Khantymansiyskokrtelecom"	161.22295530	9.33%
OJSC "Yamalelektrosvyaz"	220.75756257	8.26%
OJSC "Elektrosvyaz" of Kurgan region	133.30259734	3.25%
Total		**100.00%**

* The number of additional shares of OJSC "Uralsvyazinform" into which one share of each respective merging company will be converted. The same conversion ratio is used for common and preferred shares.

Issuance of Additional Shares of OJSC "Uralsvyazinform"

Company	Type of shares	Number of existing shares	Conversion ratio	Shares to be issued
OJSC "Uralsvyazinform"	Common	8 743 937 729	-	-
OJSC "Svyazinform" of Chelyabinsk region	Common	4 980 456	1316.737523	6 557 953 297
	Preferred	1 660 152	1316.737523	2 185 984 432
OJSC "Uraltelecom" of Sverdlov region	Common	10 222 537	604.5518592	6 180 053 749
	Preferred	3 398 432	604.5518592	2 054 528 384
OJSC "Tyumentelecom"	Common	26 923 600	169.2646347	4 557 213 319
	Preferred	8 974 600	169.2646347	1 519 082 391
OJSC "Khantymansiyskokrtelecom"	Common	17 432 600	161.2229553	2 810 535 291
	Preferred	5 811 000	161.2229553	936 866 593
OJSC "Yamalelektrosvyaz"	Common	11 268 125	220.7575626	2 487 523 810
	Preferred	3 755 895	220.7575626	829 142 225
OJSC "Elektrosvyaz" of Kurgan region	Common	7 351 125	133.3025973	979 924 056
	Preferred	2 450 375	133.3025973	326 641 352
Total common shares				**23 573 203 521**
Total preferred shares				**7 852 245 378**

Note: Nominal price of one share of OJSC "Uralsvyazinform" is 0.12 rub.

Contents

Main Stages



Valuation of the companies and determination of the share's conversion ratio
Decisions of the Board of Directors with respect to the approval of the ratios, shares price for the shares redemption and convocation of the general shareholders meeting
Permission of MAP
Meetings with shareholders
Approval of the reorganization by general shareholders meeting
Approval by the board of directors of the successor's company of the decision on emission and prospectus on issuance of additional shares
Registration with FCSM the decision on emission and prospectus on emission of additional shares of Uralsvyazinform
Creation of the branch offices and transfer of the assets of Uralsvyazinform as well as transfer of employees
Deletion of the merging companies from the state register of legal entities and shares conversion
Convocation of joint shareholders meeting

Merger Process

- The merger will be governed by the Merger Agreements regarding the merger of each of each company OJSC "Uralsvyazinform"
- This agreement defines:
  - ratios for the conversion of the merging companies' shares into the shares of OJSC "Uralsvyazinform"
  - merger process
  - transfer of all assets and liabilities of the merging companies to OJSC "Uralsvyazinform"
  - succession of OJSC "Uralsvyazinform" with respect to all rights and obligations of the merging companies

Approval by the Shareholders

- The conditions of the merger and shares conversion ratio will be presented to the shareholders at the extraordinary shareholders meetings:
  - OJSC "Elektrosvyaz" of Kurgan region — September 24, 2001
  - OJSC "Tyumentelecom" — September 25, 2001
  - OJSC "Uraltelecom" of Sverdlovsk region — September 25, 2001
  - OJSC "Svyazinform" of Chelyabinsk region — September 26, 2001
  - OJSC "Yamalelektrosvyaz" — September 26, 2001
  - OJSC "Uralsvyazinform" — September 27, 2001
  - OJSC "Khantymansiyskokrtelecom" — October 12, 2001

Approval by the Shareholders (continued)

Participation of OJSC "Svyazinvest":

- OJSC "Scyazinvest" is an interested party according to the article 81 of the Federal law "On joint stock companies"
- however, the transaction of reorganization is a "large" transaction, according to the article 78 of the Federal law "On joint stock companies"
  - for merging companies it is the transaction related to the disposal of 100 percent of the companies' asset
  - for Uralsvyazinform it is the issuance of the common shares comprising more than 25 percent of already issued common shares
- rules on "large transactions" will be used to govern the merger according to article 83(7) of the Federal law "On joint stock companies" and, therefore, **OJSC "Svyazinvest" will participate in the voting on the issue of the merger**

• **Not less than 75% of the shareholders' attending the general shareholders meeting (common as well as preferred shares) are required for the approval of the reorganization**

Redemption Rights

- According the article 75 of the Federal law "On joint stock companies" all shareholders of the merging companies who have voted against the merger or who have not participated the meeting have the right to sell their shares to the respective company at the redemption price approved by the Board of Directors of this company on the basis of recommendations of an independent appraiser
- On the basis of the recommendations of the CJSC "UNICON/MS Consulting Group", acting as an independent appraiser, the Boards of Directors of the merging companies have approved the following redemption prices:
  - OJSC “Uralsvyazinform”
    - 0,18 Rubles per one common share
  - OJSC “Svyazinform” of Chelyabinsk Region
    - 220,66 Rubles per one common or preferred share B-Type
    - 56,73 Rubles per one preferred share A-Type

Redemption Rights

- OJSC "Uraltelecom" of Sverdlovsk Region
  - 122,08 Rubles per one common share
  - 25,02 Rubles per one preferred share

- OJSC "Tyumentelecom"
  - 13,66 Rubles for one common share
  - 8,08 Rubles for one preferred share

- OJSC "Khantymansiyskokrtelecom"
  - the redemption prices will be approved by the Board of Directors on August 31, 2001

- OJSC "Yamalelectrosvyaz"
  - 17,25 Rubles for one common or preferred share Type-B
  - 6,82 Rubles for one preferred share Type-A

- OJSC "Electrosvyaz" of Kurgan Region
  - 10 Rubles for one common share
  - 8,72 Rubles for one preferred share

Notification of Creditors

- 30 days following the decision on the reorganization, each company shall notify its creditors regarding this decision. The companies' creditors will have the right to claim early termination of the companies' obligations and to reimburse the losses

Conversion

- Following the general shareholders meetings and obtaining permission of the Ministry of the Antimonopoly policy ("MAP") the OJSC "Uralsvyazinform" will issue additional shares to the shareholders of the merging companies:
  - merging companies' shareholders – owners of the common and preferred shares B-type will exchange them for the new common shares of OJSC "Uralzvyazinform"
  - merging companies' shareholders – owners of the preferred shares A-type will exchange them for new preferred shares of OJSC "Uralsvyazinform"
- The shares will be converted on the date when the respective entry is made to the state register evidencing the termination of the merging companies' activities
- Should the total number of the additional shares of the OJSC "Uralsvyazinform" to be received by the companies' shareholders in the result of conversion, be a fraction such number shall be rounded either up or down

Stakes of the Russian Federation

- The following stakes are owned by the state*:
  - 0,000006% of the charter capital of the OJSC "Uralsvyazinform"
  - 7,11% of the charter capital of the OJSC "Svyazinform" of Chelyabinsk region
  - 6,19% of the charter capital of the OJSC "Uraltelecom" of Sverdlov region
  - 0,19% of the charter capital of the OJSC "Tyumentelecom"
  - 3,9% of the charter capital of the OJSC "Khantymansiyskorktelecom"
  - 22% of the charter capital of the OJSC "Yamalelektrosvyaz"

- Valuation of the shares' price of the abovementioned companies for the purposes of redemption shall be approved by the Federal service of the Russian Federation on bankruptcy and financial recovery.

*Charter capital of the OJSC "Elektrosvyaz" of Kurgan region doesn't contain shares owned by the state

Antimonopoly Approval

- According to the article 17 of the Federal law "Antimonopoly law" and respective Regulation, approved by the Order of MAP on August 13, 1999 #276, it is required to obtain the prior permission of the MAP in case of the merger of companies which total assets' price exceeding 100 thousand MROT (minimal wage)

- The application seeking approval of MAP with respect to the merger of telecom operators of Ural region was filed on August 2, 2001

Contents

Appendix №1

Description of Merging Companies

Breakdown of Revenues for 2000



thsd, rub
2 000 000
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
OJSC "Uraltelecom" of Sverdlovsk region
OJSC "Khantymansiyskorktelecom"
OJSC "Uralsvyazinform"
OJSC "Svyazinform" of Chelyabinsk region
OJSC "Tyumentelecom"
OJSC "Yamalelektrosvyaz"
OJSC "Elektrosvyaz" of Kurgan region
Other revenues
Mobile revenues
Local telephone network revenues
Local long distance revenues
Long distance telephone network revenues

Breakdown of Revenue for 2000



thsd. rub.
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
OJSC "Uraltelecom" of Sverdlovsk region
OJSC "Khantymansiyskorktelecom"
OJSC "Uralsvyazinform"
OJSC "Svyazinform" of Chelyabinsk region
OJSC "Tyumentelecom"
OJSC "Yamalelektrosvyaz"
OJSC "Elektrosvyaz" of Kurgan region
Mobile services
Fixed-line services

* Structured payments to the companies for the GSM equipment are regarded as mobile services revenues

Breakdown of EBITDA for 2000



thsd. rub.
600 000
500 000
400 000
300 000
200 000
100 000
0
OJSC "Uralsvyazinform"
OJSC "Uraltelecom" of Sverdlovsk region
OJSC "Svyazinform" of Chelyabinsk region
OJSC "Khantymansiyskorktelecom"
OJSC "Tyumentelecom"
OJSC "Yamalelektrosvyaz"
OJSC "Elektrosvyaz" of Kurgan region
Mobile services
Fixed-line services

* Structured payments to the companies for the GSM equipment are regarded as mobile services revenues

Uralsvyazinform: General Information

Breakdown of the charter capital (as of 1.08.2001)


Other shareholders
37.5%
Svyazinvest
53.2%
ING Depositary
9.3%

	Number of shares
Common	8 743 937 729
Preferred	-
Total	8 743 937 729

Participation in other companies' charter capital

Company	Share	Business
LLC "Perminform"*	**100.0%**	**Internet, data transmission**
LLC "Uralinform TV"	100.0%	Television and broadcasting
CJSC "Permtelecom"	100.0%	Cable television
ACIB "Pochtobank"	50.0%	Bank
CJSC "Ural GSM"	17.2%	Cellular telecom network (GSM-1800)

Financial information

(thds. rubles, except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	1 197 989	1 613 276
EBITDA**	403 898	536 795
Net profit	121 491	235 710
Fixed assets	1 954 498	2 125 907
Total assets	2 669 327	2 747 022
Net debt ***	1 324 238	1 566 099
Lines (thds. lines)	512	549
Cellular network subscribers (thds. subscribers)	10	19

* This company has been included in valuation of Uralsvyazinform

** Earnings (loss) before taxes, interest expense and depreciation

*** Including vendor financing

Svyazinform of Chelyabinsk region: General Information

Breakdown of the charter capital (as of 12.07.2001)



Other shareholders
36.4%
Svyazinvest
38.3%
Taft
Enterprises
6.1%
RFFI
7.1%
Credit Swiss
First Boston
12.1%

	Number of shares
Common	4 508 023
Preferred A-type	1 660 152
Preferred B-type	472 433
Total	6 640 608

Participation in other Companies' charter capital

Company	Share	Business
CJSC "Center of implementation of specialized systems"	100.0%	Data transmission systems
LLC "Yuzhnouralsky cellular telephone"	**40.0%**	**Cellular network (GSM)**
CJSC "Association Kanal TV"	40.0%	TV equipment
OJSC "Svyaz-bank"	12.9%	Bank

Financial information

(thsd. rub. except for lines and subscribers	1999 (actual)	2000 (actual)
Revenue	984 823	1 377 707
EBITDA**	300 749	473 681
Net profit	94 362	74 484
Fixed assets	2 682 692	2 694 722
Total assets	3 230 749	3 324 893
Net debt ***	537 196	502 788
Lines (thsd. lines)	583	601
Cellular network subscribers (thsd. subscribers)	2	10

* This company has been included in valuation of Svyazinform of Chelyabinsk region

** Earnings (loss) before taxes, interest expense and depreciation

*** Including vendor financing

Uraltelecom of Sverdlovsk region: General Information

Breakdown of the charter capital (as of 1.08.2001)



Other shareholders
47.1%
Svyazinvest
37.9%
DKK
8.8%
RFFI
6.2%

	Number of shares
Common	10 222 537
Preferred	3 398 432
Total	13 620 969

Participation in other companies' charter capital

Company	Share	Business
CJSC "Uralvestkom"*	**51.0%**	**Cellular network (NMT-450)**
CJSC "TeleRoss-Ekaterinburg"	50.0%	Telecommunications
CJSC "Ural-Teleservice"	25.2%	Introduction of the data transmission network
CJSC "Telephone company "Ural"	24.8%	Telecommunications
CJSC "Ural *telephone company*"	23.0%	Telecommunications
OJSC "Svyaz-Bank"	7.6%	Bank

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)**	2000 (actual)
Revenue	1 357 077	1 779 721
EBITDA***	н.д.	501 406
Net profit	191 415	251 485
Fixed assets	1 487 122	1 777 124
Total assets	2 170 873	2 422 535
Net debt ****	н.д.	299 500
Lines (thsd. lines)	н.д.	765
Mobile network subscribers (thsd. subscribers)	-	-

* This company has been included in valuation of Uraltelecom

** Reorganization

*** Earnings (loss) before taxes, interest expense and depreciation

**** Including vendor financing

Tyumentelecom: General Information

Breakdown of the charter capital (as of 1.08.2001)


Other shareholders 29.4%
Svyazinvest 38.0%
DKK 6.4%
ING Depositary 13.0%
Credit Swiss First Boston 13.2%

	Number of shares
Common	26 923 600
Preferred	8 974 600
Total	35 898 200

Participation in other companies' charter capital

Company	Share	Business
LLC "Tyumentelecom-Invest"	100.0%	Investments
CJSC "Tyument Ruskom"	**51.0%**	**Cellular network (DAMPS 800)**
CJSC "TeleRoss-Tyumen"	50.0%	Telecommunications
CJSC "Ermak EMS"**	**20.0%**	**Cellular network (GSM-900)**

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	492 672	704 444
EBITDA***	193 629	300 144
Net profit	74 209	43 749
Fixed assets	1 268 700	1 190 473
Total assets	1 503 938	1 489 523
Net debt ****	24 556	9 437
Lines (thsd. lines)	206	224
Mobile network subscribers (thsd. subscribers)	-	-

* This company has been included in valuation of Uraltelecom

** Reorganization

*** Earnings (loss) before taxes, interest expense and depreciation

**** Including vendor financing

Khantymansiskokrtelecom: General Information

Breakdown of the charter capital (as of 6.08.2001)



Other shareholders
37.5%
Svyazinvest
38.0%
State Property Department
KhMAO
3.9%
Credit Swiss
First Boston
4.4%
ABN AMRO
BANK
4.4%
DKK
11.8%

	Number of shares
Common	17 432 600
Preferred	5 811 000
Total	23 243 600

Participation in other companies' charter capital

Company	Share	Business
CJSC "BCHET"	51.9%	Telecom networks exploitation
CJSC "Ermak RMS"*	**50.0%**	**Cellular network (GSM-900)**
CJSC "Ural GSM"	7.2%	Cellular network (GSM-1800)

Financial information

(thsd. rub., except for lines and subscribers)

	1999 (actual)	2000 (actual)
Revenue	1 115 151	1 616 187
EBITDA**	257 439	453 380
Net profit	54 058	205 211
Fixed assets	820 519	1 021 415
Total assets	1 269 698	1 539 471
Net debt ***	613 698	608 743
Lines (thsd. lines)	245	268
Mobile network subscribers (thsd. subscribers)	-	-

* Profits of the company have been taken into account in the financial model of OJSC "Khantymansiyskokrtelecom"

** Earnings (loss) before taxes, interest expense and depreciation

*** including vendor financing

Yamalelektrosvyaz: General Information

Breakdown of the charter capital (as of 1.08.2001)



Other shareholders
40.0%
Svyazinvest
38.0%
RFFI
22.0%

	Number of shares.
Common	10 967 539
Preferred A-type	3 755 895
Preferred B-type	300 586
Total	15 024 020

Participation in other companies' charter capital

Company	Share	Business
CJSC "ERMAK RMS"*	**20.0%**	**Cellular network (GSM-900)**

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	373 364	536 225
EBITDA**	95 037	146 695
Net profit	6 647	52 714
Fixed assets	339 720	350 570
Total assets	515 787	589 223
Net debt ***	58 013	119 864
Lines (thsd. lines)	69	76
Mobile network subscribers (thsd. subscribers)	-	-

* Profits of the company have been taken into account in the financial model of OJSC "Yamalelektrosvyaz"

** Earnings (loss) before taxes, interest expense and depreciation

*** including vendor financing

Elektrosvyaz of Kurgan region

Breakdown of the charter capital (as of 13.08.2001)


Other shareholders
41.9%
Svyazinvest
38.0%
DKK
9.1%
Wakeman Enterprises
Ltd.
11.0%

	Number of shares
Common	7 351 125
Preferred	2 450 375
Total	9 801 500

Participation in other companies' charter capital

Company	Share	Business
CJSC "Kurgan cellular telephone"	50.0%	Cellular network (NMT-450)
OJSC "Express-inform"	8.0%	Telecommunications

Financial information

(thsd. rub., except for lines and subscribers)

	1999 (actual)	2000 (actual)
Revenue	240 125	302 014
EBITDA *	73 518	68 276
Net profit	21 652	26 101
Fixed assets	342 359	339 473
Total assets	474 144	467 017
Net debt **	55 886	31 555
Lines (thsd. lines)	150	154
Mobile network subscribers (thsd. subscribers)	-	-

* Earnings (loss) before taxes, interest expense and depreciation

** including vendor financing

Appendix №2

Draft of the Merger Agreement

(a file in Microsoft Word format is attached)

Appendix №3

Information On Upcoming Meetings

Contacts

- In case of any questions in connection with the restructuring of the telecom operators of the Ural region please contact:
  - LV Finance

Contact person	Responsibility	Phone	e-mail address
Smolianinov Vladimir Borisovitch	Project manager	258 43 43	vsmolianinov@lvfinance.com
Polikarpov Sergey Sergeevitch	Financial issues	258 43 43	spolikarpov@lvfinance.com
Usanov Dmitry Alexandrovitch	Financial issues	258 43 43	dusanov@lvfinance.com
Sosnovsky Michael Alexandrovitch	Legal issues	258 43 43	msosnovski@lvfinance.com
Kononov Andrey Nikolaevitch	Legal issues	258 43 43	akononov@lvfinance.com

  - OJSC "Uralsvyazinform", Neverova Elena Valerievna, deputy head of the department of the property and securities. Phone # (3422) 90-58-63, neverova@usi.ru

Information On Upcoming Meetings

Comapny	Contact person	Date	Address
OJSC "Uralsvyazinform"	Kuzyaev Sergey Ivanovitch - Deputy General director, (3422) 12-12-13	September 27, 2001, 10:00	Perm, Krupskoy str., 2
OJSC "Svyazinform" of Chelyabinsk region	Chernyshov Valery Alexandrovitch - Deputy General director, (3512) 78-11-60	September 26, 2001 г., 10:00	Chelyabinsk, Vorovskogo str., 71
OJSC "Uraltelecom"	Gratchev Evgeny Alexandrovitch - Executive Financial director, (3432) 76-87-91	September 25, 2001 г., 11:00	Ekaterinburg Pervomaiskaya str., 27
OJSC "Tyumentelecom"	Kapelistaya Nadezhda Dmitrievna - Deputy General directora, (3452) 49-92-28	September 25, 2001 г., 15:00	Tyumen, Osipenko str., 1
OJSC "Khantymansiyskokrtelecom"	Yordan Alexandr Davidovitch - Deputy General director, (34671) 9-10-14	September 12, 2001 г., 10:00	Khanty-Mansiys, Mira str., 1
OJSC "Elektrozvyaz" of Kurgan region	Kholmova nina Vasilievna - Deputy General director, (3522) 41-85-80	September 24, 2001 г., 11:00	Kurgan, Sverdlova str., 13
OJSC "Yamalelektrosvyaz"	Stryukov Genady Ivanovitch - Deputy General director, (34922) 4-70-82	September 27, 2001 г., 10:00	Salekhard, Matrosova str., 2

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
As of **July 1, 2001**	Date (year, month, day)	
Company: **Open joint stock company "Tyumentelecom"**	By OKPO	01159984
Taxpayer ID	INN	7202029076
Activity type: **Telecommunications**	By OKDP	-
Legal form / property type: **Open joint stock company**	By OKOPF/OKFS	-
Unit: **thousand roubles**	By OKEI	

АКТИВ	Line	As of the beginning of the period under review	As of the end of the period under review
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04, 05)	110	11 029	10 529
Patents, licenses, trademarks (service marks), other similar rights and assets	111	9 931	9 737
Fixed assets (01, 02, 03)	120	1 470 296	1 405 539
Land plots and objects of nature use	121	14	14
Buildings, machines and equipment	122	1 457 525	1 392 318
Not completed construction (07, 08, 16, 61)	130	87 939	126 456
Long-term financial investments (06,82)	140	13 987	13 914
Investment in subsidiaries	141	12 743	12 743
Investment in affiliated companies	142	412	412
Investment in other companies	143	706	633
Other long-term financial investments	145	126	126
TOTAL for section I	**190**	**1 583 251**	**1 556 438**
II. CIRCULATING ASSETS			
Supplies	210	24 564	35 237
Raw materials, ready materials and other similar valuables (10, 12, 13, 16)	211	20 789	30 089
Expenses in non completed production (expenses of circulation) (20, 21, 23, 29, 30, 36, 44)	213	-	-
Ready products and goods for resale (16, 40, 41)	214	713	1 504
Future expenses (31)	216	3 062	3 644
Value-added tax on purchased valuables (19)	220	11 190	15 794
Debt receivable (payment of which is expected in more than 12 months after the period under review)	230	1 461	3 449
Other debtors	235	1 461	3 449
Debt receivable (payment of which is expected within 12 months after the period under review)	240	133 722	129 984
Buyers and customers (62, 76, 82)	241	86 414	84 989
Bills receivable (62)	242	179	-
Other debtors	246	47 129	44 995
Short-term financial investments (56,58,82)	250	-	-
Shares bought back from the shareholders	252	-	-
Monetary funds	260	15 158	15 762
Cash (50)	261	367	603
Settlement accounts (51)	262	13 248	11 732
Other monetary funds (55, 56, 57)	264	1 543	3 427
TOTAL for section II	**290**	**186 095**	**200 226**
BALANCE (sum of lines 190 + 290)	**300**	**1 769 346**	**1 756 664**

LIABILITIES	Line	As of the beginning of the period under review	As of the end of the period under review
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	358 982	358 982
Additional capital (87)	420	1 050 475	1 050 475
Reserve capital (86)	430	5973	5 973
Reserve funds formed pursuant to effective laws	431	5 973	5 973
Social sphere fund (88)	440	8 500	8 500
Retained profit of previous years (88)	460	36 083	36 083
Non covered loss of previous years (88)	465	-	-
Expenses of last years, non covered by financing	466	-	-
Retained profit of the year under review (88)	470	x	37 122
Non covered loss of the year under review (88)	475	x	-

TOTAL section III	**490**	**1 460 013**	**1 497 135**
IV. LONG-TERM LIABILITIES			
Borrowed funds and credits (92, 95)	510	70	70
Bank loans to be repaid later than 12 months after the accounting date	512	70	70
Other long-term liabilities	520	182 074	142 984
TOTAL for section IV	**590**	**182 144**	**143 054**
V. SHORT-TERM LIABILITIES			
Borrowed funds and credits (90, 94)	610	2 064	-
Bank loans to be repaid later than 12 months after the accounting date	611	2 064	-
Accounts payable	620	104 436	90 191
Suppliers and contractors (60, 76)	621	22 461	7 793
Remuneration of labour debt (70)	624	8 064	11 186
Debts to the state non-budget funds (69)	625	3 649	2 611
Debts to the budget (68)	626	17 798	22 380
Advances received (64)	627	17 686	16 682
Other creditors	628	34 778	29 539
Debts to shareholders (founders) regarding dividends (75)	630	11 556	11 494
Deferred incomes (83)	640	7 293	8 291
Reserves for future expenses (89)	650	1 840	6 499
TOTAL for section V	**690**	**127 189**	**116 475**
BALANCE (sum of lines 490 + 590 + 690)	**700**	**1 769 346**	**1 756 664**

CERTIFICATE ON VALUABLES ACCOUNTED APART FROM BALANCE

Definition	Line	As of the beginning of the period under review	As of the end of the period under review
1	2	3	4
Rented fixed assets (001)	910	7 735	7 735
Goods and materials accepted for storage (002)	920	47	70
Debts of non-solvent debtors written off as loss (007)	940	568	1 186
Received security for bonds and payments (008)	950	-	-
Residential fund depreciation (014)	970	4 426	5 390
Strictly accounted forms	990	313	203

INCOMES AND LOSSES STATEMENT

	Codes
Form № 2 by OKUD	0710002
Date (year, month, day)	
By OKPO	01159984
INN	7202029076
By OKDP	-
By OKOPF/OKFS	-
By OKEI	384

1st half year of 2001
Company: **Open joint stock company "Tyumentelecom"**
Taxpayer ID
Activity type: **Telecommunications**
Legal form / property type: **Open joint stock company**
Unit: **thousand roubles**

Re payment

Definition	Line	For the period under review	For the similar period of last year
1	2	3	4
I. Incomes and expenses regarding usual activities			
Receipts (net) from sale of goods, production, work, services less value-added tax, excise payments and other similar payments	010	426 945	325 122
including from sale of communication services	011	384 479	309 307
Prime cost of sold goods, production, work, services	020	343 295	253 782
including from sale of communication services	021	334 233	252 119
Gross income	**029**	83 650	71 340
Commercial expenses	030	5 549	3 743
Profit (loss) from sale (lines (010 - 020 - 030 - 040))	**050**	78 101	67 597
II. Operational incomes and expenses			
Interest receivable	060	10	30
Incomes from participation in other companies	080	-	48
Other operational income	090	607	1776
Other operational expenses	100	19 863	16 395
III. Non-operational incomes and expenses			
Non-operational incomes	120	24 621	14 872
Non-operational expenses	130	18 804	20 148
Pre-taxed profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	64 672	47 780
Profit tax and other similar obligatory payments	150	27 550	15 869
Profit (loss) obtained from usual activity	**160**	37 122	31 911
IV. Emergency incomes and expenses			
Emergency incomes	170	-	-
Emergency expenses	180	-	-
Net profit (retained profit (loss) of the period under review) (lines (160 + 170 - 180))	**190**	37 122	31 911

REPORT ON CAPITAL CHANGES

1st half year of 2001

			CODES
		Form № 03 by OKUD	**0710003**
		Date (year, month, day)	
Company	**OJSC "Tyumentelecom"**	by OKPO	
Tax payer ID	**7202029076**	INN	
Activity type	**communication**	by OKDP	
Organisation and legal form/property type		by OKOPF/OKFS	
Unit:	**thousand roubles**	by OKEI	**384**

Indicator	Line code	Rest as at the beginning of the period under review	Received during the year under review	Spent (used) during the year under review	Rest as at the end of the perid under review
1	2	3	4	5	6
I. CAPITAL **Charter (initial) capital**	010	358982			358982
Additional capital	020	1050475			1050475
Growth of property cost according to revaluation	021	1050475			1050475
Reserve fund	030	5973			5973
Reserves founded according to the constituent documents	040				
Retained profit of the previous years - total	050	36083	28839	(28839)	36083
including: source of financing of capital investments of production purpose	051		28839	(28839)	
	052				
	053				
	054				
	055		37122		37122
Social sphere fund	060	8500			8500
Total section I	**079**	1460013	65961	(28839)	1497135
II. Reserves of future expenses - total	**080**	1840	24731	(20072)	6499
including: vacation	081		7868	(6302)	1566
maintenance of fixed assets	082		16863	(11930)	4933
insurance	083				
bonus at the end of the year	084	1840		(1840)	
other (to specify)	085				
	086				
Total section II	**089**	1840	24731	(20072)	6499
III. Evaluation reserves - total	**090**				
including: doubtful debts	091				
securities	092				
Total section III	**099**				

IV. Capital change <*>

Indicator	Line code	For the year under review	For the previous year
1	2	3	4
Capital value as at the beginning of the year	100	1460013	1210845
Capital growth - total	110	37122	43749
including: due to additional issue of shares	111		
due to assets revaluation	112		
due to property growth	113		
to to re-organisation of the legal person (merger)	114		
due to incomes related directly to capital growth in accordance with accounting rules	115		
other incomes	116	37122	73749
Capital decrease - total	120		(74404)
including: due to decrease of shares nominal value	121		
due to decrease of shares quantity	122		
due to re-organisation of the legal person (splitting)	123		
due to expenses related directly to capital decrease in accordance with accounting rules	124		
other expenses	125		74404
Capital value at the end of the year under review	130	1497135	1180190

<*> To be filled in and submitted as part of accounting report only by partnerships and limited liability companies.

Indicator	Line code	Rest as at the beginning of the year under review	Received during the year under review	Spent during the year under review	Rest as at the end of the year under review
1	2	3	4	5	6
Target financing and incomes - **total**	**140**		153	(153)	
including: from the budget	141		153	(153)	
from non-budget funds	142				
from legal persons	143				
from physical persons	144				
other (to specify)	145				

References

Indicator	Line code	Rest as at the beginning of the year under review		Rest as at the end of the year under review	
1	2	3		4	
Net assets	150	1467306		1505426	
		From the budget		From non-budget funds	
		year under review	previous year	year under review	previous year
1	2	3	4	5	6
Received for: expenses for usual types of activity - total	**160**	153	4390		
including: for privileged citizens	161		2778		
Election expenses	162		1612		
Allowance to mothers	163	153			
Capital investments into non-circulating assets	**170**				
including: construction	171				
equipment purchase	172				
other (to specify)	173				
Connected with extraordinary circumstances	180				

Head ________ N.F. Levin
(signature) (full name)

Chief accountant ________ E.V. Dmitrieva
(signature) (full name)

Российская Федерация Открытое акционерное общество «ТЮМЕНЬТЕЛЕКОМ» г. Тюмень

"________________

MOVEMENT OF MONETARY MEANS

			CODES
		Form № 04 by OKUD	0710004
for the 1st half year of	**2001**	Date (year, month, day)	
Company	**OJSC "Tyumentelecom"**	by OKPO	
Tax payer ID	**7202029076**	INN	
Activity type	**communication**	by OKDP	
Organisation and legal form/property type		by OKOPF/OKFS	
Unit:	***thousand roubles***	by OKEI	**384**

Indicator	Line code	Amount		including					
				current activity		investments		financial activity	
		2001	2000	2001	2000	2001	2000	2001	2000
1	2	3	4	5	6	7	8	9	10
1. Rest of monetary means as at the beginning of the year	010	15158	12076	X	X	X	X	X	X
2. Incomes of monetary means - total	**020**	568607	449567	568320	449230		53	287	284
including: receipts from sales of goods, products, work and services	030	392933	282982	392933	282982	X	X	X	X
receipts from sales of fixed assets and other property	040	26	14	26	14				
advances from buyers (clients)	050	1663	908	1663	908	X	X	X	X
budget allocations and other target financing	060	153	2900	153	2900				
free of charge	070								
credits received	080	65216	64984	65216	64984				
loans received	085								
dividends, interest rates for financial investments	090		53	X	X		53		
other receipts	110	108616	97726	108329	97442			287	284
3. Forwarded monetary means - total	**120**	(568003)	(450448)	393411	363087	65339	4427		12140
including: to pay goods, work, services	130	105309	104185	105309	104185				
wages	140	80851	48851	X	X	X	X	X	X
including income tax	141	12331	6887	X	X	X	X	X	X

Indicator	Line code	Amount		including					
				current activity		investments		financial activity	
		2001	2000	2001	2000	2001	2000	2001	2000
1	2	3	4	5	6	7	8	9	10
assignments to state non-budget funds	150	28402	21943	X	X	X	X	X	X
payment of accounted sums	160	3664	3719	3664	3719				
payment of advances	170	8	15033	8	15033				
payment of share participation in construction	180			X	X			X	X
payment for machines, equipment and transport	190	47262		X	X	47262		X	X
financial investments	200		12140	X	X				12140
payment of dividends and interest rates for securities	210	62	20	X	X	62	20		
including tax	211			X	X				
budget payments	220	119644	88913	119644	88913	X	X		
payment of interst rates and principal sums for obtained creadits and loans	230	100857	78328	82842	73921	18015	4407		
other payments, transfers, etc.	250	81944	77316	81944	77316				
4. Rest of the monetary means as at the end of the period under review	**260**	15762	11195	X	X	X	X	X	X
FOR INFORMATOIN: received from line 020 in cash (except data of line 100) - total	270	223076	87085						
including settlements with: legal persons	280	36826	13091						
physical persons	**290**	186250	73994						
including: using cash control machines	291	170666	63169						
using report cards	292	15584	10825						
other	293								
Cash: received from the bank for company cash office	295	36779	14315						
deposited at the bank from company cash office	296	81730	69873						

Head _________________ N.F. Levin
(signature) (full name)

Chief accountant _________________ E.V. Dmitrieva
(signature) (full name)

Откытое Акционерное общество «ТЮМЕНЬТЕЛЕКОМ» Российская Федерация г. Тюмень

Indicator	Line code	Amount		including					
				current activity		investments		financial activity	
		2001	2000	2001	2000	2001	2000	2001	2000
1	2	3	4	5	6	7	8	9	10

" "

ATTACHMENT TO ACCOUNTING REPORT

			CODES
		Form № 05 by OKUD	0710005
for the 1st half year of	2001	Date (year, month, day)	
Company	OJSC "Tyumentelecom"	by OKPO	
Tax payer ID	7202029076	INN	
Activity type	communication	by OKDP	
Organisation and legal type/ property type		by OKOPF/OKFS	
Unit:	thousand roubles	by OKEI	384

1. MOVEMENT OF BORROWED FUNDS

Indicator	Line code	Rest at the beginning of the year under review	Received	Repaid	Rest as at the end of the year under review
1	2	3	4	5	6
Long-term credits	110				
including: repaid not in due time	111				
Long-term loans	120	70			70
including: repaid not in due time	121				
Short-term credits	130	2064	65216	(67280)	
including: repaid not in due time	131				
Short-term loans	140				
including: repaid not in due time	141				

2. DEBTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line code	Rest as at the beginning of the year under review	New liabilities	Paid off	Rest as at the end of the year under review
1	2	3	4	5	6
Debt receivable: short-term	210	133722	683168	(686906)	129984
including overdue	211	28592	195945	(187497)	37040
including for more than 3 months before the date of review	212	28592	195945	(187497)	37040
long-term	220	1461	2647	(659)	3449
including overdue	221	1461	2647	(659)	3449
including for more than 3 months before the date of review	222	1461	2647	(659)	3449
from line 220 debts expected to be paid off within more than 12 months after the date of review	223	1461	2647	(659)	3449
Indicator	Line code	Rest as at the beginning of the year under review	New liabilities	Paid off	Rest as at the end of the year under review

1	2	3	4	5	6
Accounts payable: short-term	230	104436	236730	(250975)	90191
including overdue	231				
including for more than 3 months before the date of review	232				
long-term	240	182074	41029	(80119)	142984
including overdue	241				
including for more than 3 months before the date of review	242				
from line 240 debts expected to be paid off within more than 12 months after the date of review	243	182074	41029	(80119)	142984
Provisions: received	250				
including from the 3rd persons	251				
paid	260				
including to the 3rd persons	261				

INFOMRATION FOR SECTION 2

Indicator	Line code	Rest as at the beginning of the year	New liabilities	Paid off	Rest as at the end of the year
1	2	3	4	5	6
1) Movement of promissory notes Given notes	262				
including overdue	263				
Received promissory notes	264	179	109	(288)	
including overdue	265				
2) Debt receivable regarding delivered products (work, services) at primecost	266				

3) List of debtors having the highest debts

Company name	Line code	Rest at the end of the year under review	
		TOTAL	Including duration of over 3 months
1	2	3	4
Budget organisations	270	7303	2234
Agriculture	271	927	257
Ministry of Interior	272	10883	6393
Physical persons	273	33879	4300
Administartion	274	1311	162
FAPSI	275	701	427
Industry	276	30078	12308
Ministry of Defense units	277	676	514
TV and radio companies	278	157	
	279		

4) List of creditors having the highest debt

Company name	Line code	Rest at the end of the year under review	
		TOTAL	Including duration of over 3 months
1	2	3	
Settlements with OJSC "Rostelecom"	280	5642	
Settlements by contract for equipment	281	142984	142984
Settlements for VAT (acc 76)	282	10926	
Settlements with non-budget funds	283	2611	
Settlements for leasing	284		
	285		
	286		
	287		
	288		
	289		

3. DEPRECIATING PROPERTY

Indicator	Line code	Rest at the end of the year under review	Received	Paid	Rest at the end of the year under review
1	2	3	4	5	6
I.INTANGIBLE ASSETS Rights for intellectual (industrial) property	310	9875	480		10355
including rights for inventor's or other agreements for scientific achievements, pieces of literature and objects of collective rights, software, databases, etc.	311	9875	480		10355
patents for inventions, industrial samples, selection achievements, certificates for useful models, trademarks, service marks, license agreements for use of the latter	312				
"know-how" rights	313				
Rights of use of stand-alone natural objects	320	71	12		83
Organisation costs	330				
Business reputation of the company	340				
Other	349	1791		(342)	1449
Total (sum of lines 310+320+330+340+349)	**350**	11737	492	(342)	11887

Indicator	Line code	Rest at the beginning of the year under review	Received	Paid	Rest at the end of the year under review
1	2	3	4	5	6
II.FIXED ASSETS Land plots and objects of natural resources use	360	14			14
Buildings	361	281194	209		281403
Constructions	362	956359	4670	(354)	960675
Machines and equipment	363	2162267	35451	(617)	2197101
Transportation means	364	49405	999	(233)	50171
Production and working tools	365	6969	606		7575
Working livestock	366				
Production livestock	367				
Perennial plants	368				
Other types of fixed assets	369				
Total (sum of lines 360 - 369)	**370**	3456208	41935	(1204)	3496939
including: production	371	3446507	41935	(1204)	3487238
non-production	372	9701			9701
Low value objects and consumables - total	373	16288	21521	(25722)	12087
including: on stock	374	2266	8469	(8403)	2332
in use	375	14022	13052	(17319)	9755
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES Property for leasing	381				
Property on terms on renting agreement	382				
Other	383				
Total (sum of lines 381-383)	**385**				
Property transferred into management on trust	386				

INFORMATION FOR SECTION 3

Indicator	Line code	At the beginning of the year under review	At the end of the year under review
1	2	3	4
From line 371, positions 3 and 6 provided for leasing - **total**	**387**		
including: buildings	388		
constructions	389		
transportation means	390		
other (to specify)	391		
Preserved	392		
Depreciation of: Intangible assets	393	708	1358
Fixed assets - **total**	**394**	1985912	2091400
including: buildings and constructions	395	849342	863717
machines, equipment, transportation means	396	1136570	1227683
other	397		
Profitable investments into material values	398		
Low value objects and consumables	399	8980	5002
Property transferred on trust	400		
For information: Indexation result connected with re-evaluation of fixed assets: initial (restoration cost)	401	659447	X
amortization	402	379623	X
Pledged property	403		
Cost of property to which amortization is not accounted - total	404	901028	919739
including: intangible assets	405	1075	750
fixed assets	406	899953	918989
Change of fixed assets cost due to construction completion, equipping and reconstruction	407	X	252
Difference between the buying value of goods and their sales value	408	457	571
Value of pledged material and production reserves	409		

4. MOVEMENT OF MEANS TO FINANCE LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Rest at the beginning of the year under review	Accounted	Used	Rest at the end of the year under review
1	2	3	4	5	6

Internal funds of the company - **total**	**410**	34745	135282	(97796)	72231
including: source of capital investments financing	411		28839	(28839)	
amortization of fixed assets	412	34745	106443	(68957)	72231
other (to specify)	413				
Borrowed finances - **total**	**420**				
including: bank credits	421				
loans from other organisations	422				
share participation in construction	423				
from the budget	424				
from non-budget funds	425				
other (to specify)	426				
Total internal funds and borrowed finances (sum of lines 410 and 420)	**430**	34745	135282	(97796)	72231
For information: Non-completed construction	440	59923	68957	(42391)	86489
Investments into daughter companies	450	12743			12743
Investments into dependent companies	460	412			412

5. FINANCIAL INVESTMENTS

Indicator	Line code	Long-term		Short-term	
		At the beginning of the year under review	At the end of the year under review	At the beginning of the year under review	At the end of the year under review
1	2	3	4	5	6
Shares of other companies	510	13987	13914		
Bond and other liabilities	520				
Obtained loans	530				
Other (to specify)	540				
For information: bonds and other securities according to market cost	550				

6. EXPENSES REGARDING REGULAR TYPES OF ACTIVITY

Indicator	Line code	For the year under review	For the previous year
1	2	3	4
Material expenses	610	25508	38571
including: raw materials	611	11759	19953
fuel and energy	612	12987	17097
spare parts	613	762	1520
Wages	620	82770	120350
Deductions for social purpose	630	29463	46255
Amortization	640	106443	174357
Other expenses	650	99111	178626
including: taxes included into expenses	651	4664	21639
rent	652	6624	16527
staff personnel training and upgrading courses	653	994	622
Total	**660**	343295	558159
Rests change (growth [+], decrease [-]): of non-completed production	670		(1)
deferred charges	680	582	-418
reserves of deferred charges	690	4659	13940

7. SOCIAL DATA

Indicator	Line code	Due	Spent	Paid to the Funds
1	2	3	4	5
Deductions to state non-budget funds: to Social Insurance Fund	710	5836	(1772)	4347
to Pension Fund	720	21248	X	21155
to Unemployment Fund	730		X	146
for medical insurance	740	2653	X	2754
Deductions to non-state pension funds	750		X	
Insurance fees for voluntary pension insurance agreements	755			
Average numebr of employees	760	3333		
Payments and bonus not connected with production, work or services	770	8203		
Incomes from shares and investments into the Company property	780			

Российская Федерация Открытое Акционерное общество «ТЮМЕНЬТЕЛЕКОМ» г. Тюмень

Head ______ (signature) (full name)

Chief accountant ______ (signature) (full name)

" ______